Technical Report for the Midas Mine and Mill, Elko County,
Nevada

Prepared For:
Klondex Mines Ltd.
Suite 600, 599 Howe Street
Vancouver, BC V6C 2T5

Prepared By:
Practical Mining LLC
495 Idaho Street Suite 205,
Elko, Nevada 89801

Effective Date: January 31, 2014
Filing Date: March 31, 2014

Prepared by Qualified Persons (QPs):
Mark Odell, P.E., Principal Engineer, Practical Mining LLC, Nevada License 13708
Michele White, Geologic Consultant, CPG, All One River GIS, AIPG No. 11252
Adam Knight, P.E., Practical Mining LLC, Nevada License 15796
Karl Swanson, Independent Mining & Geological Consultant, SME, MAusIMM,

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Date and Signature Page

The undersigned prepared this Technical Report (Technical Report) report, titled: Technical Report for the Midas Mine and Mill, Elko County, Nevada, dated the 31st day of March 2014, with an effective date of January 31, 2014, in support of the public disclosure of Mineral Resource estimates for the Midas Project. The format and content of the Technical Report have been prepared in accordance with Form 43-101F1 and NI 43-101 of the Canadian Securities Administrators.

Dated this 31st day of March 2014

Signed “Mark Odell”	No. 13708, Nevada
Mark Odell, P.E	SME No. 2402150
Practical Mining LLC	(Sealed)
495 Idaho Street, Suite 205
Elko, Nevada 89815, USA
(775) 345- 3718
Email: markodell@practicalmining.com

Signed “Michele White”	AIPG No. 11252
Michele White, C.P.G.	(Sealed)
All One River, LLC
634 Pulver Rd.
Lake George, CO 80827, USA
(719) 748- 3270 (phone)
Email:aubassoon@aol.com

Signed “Adam Knight”	No. 15796, Nevada
Adam Knight, P.E.	(Sealed)
Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89815, USA
(775) 345-3718
Email:admknght@gmail.com

Signed “Karl T. Swanson”	AusIMM No. 304871
Karl T. Swanson, M.Eng., SME, MAusIMM	SME No. 4043076
PO Box 86	(Sealed)
Larkspur, CO 80118, USA
Fax: (501) 638-9162
Email: karl.swanson@yahoo.com

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Table of Contents

Date and Signature Page			iii

Table of Contents			v

List of Tables			ix

List of Figures			xi

List of Selected Abbreviations			xiv

1	Summary		1-1
	1.1	Geology	1-1
	1.2	History	1-2
	1.3	Mineral Resources	1-3
	1.4	Conclusions	1-5
	1.5	Recommendations	1-5

2	Introduction		2-1
	2.1	Terms of Reference and Purpose of this Technical Report	2-1
	2.2	Qualifications of Consultants and Authors	2-1
	2.3	Units of measure	2-2
	2.4	Coordinate Datum	2-3

3	Reliance on Other Experts		3-1

4	Property Description and Location		4-1
	4.1	Property Description	4-1
	4.2	Property Location	4-1
	4.3	Status of Mineral Titles	4-3
	4.4	Royalties	4-8
	4.5	Location of Mineralization	4-11

5	Accessibility, Climate, Vegetation, Physiography, Local Resources, and Infrastructure		5-1
	5.1	Access to Midas Project	5-1
	5.2	Climate	5-2
	5.3	Vegetation	5-2
	5.4	Physiography	5-2
	5.5	Local Resources and Infrastructure	5-3

6	History		6-1
	6.1	Exploration History	6-1
	6.2	Production History	6-1
	6.3	Historical Mineral Reserve, Resource Estimates and Production	6-2

7	Geological Setting and Mineralization		7-1
	7.1	Regional Geology	7-1
	7.2	Midas Mine Local Geology	7-5

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8	Deposit Types			8-1
	8.1	Alteration and Mineralization		8-1

9	Exploration			9-1
	9.1	Historical Exploration		9-1
	9.2	2011 to 2012 Drill Target Selection Methodology		9-2
	9.3	Klondex’s 2014 Drill Plan		9-7

10	Drilling and Sampling Methodology			10-1
	10.1	Drill Core Sampling		10-1
	10.2	Face Sampling		10-2

11	Sample Preparation Analysis and Security			11-1
	11.1	Core Sample Preparation		11-1
	11.2	Channel Sample Preparation		11-2
	11.3	Sample Analysis Protocol		11-2
	11.4	Sample Security Measures		11-2
	11.5	Quality Control Measures		11-2
	11.6	Opinion on the Adequacy of the Sampling Methodologies		11-6
		11.6.1	Sampling Protocol Issues	11-6
		11.6.2	Standards and Blanks Performance Issues	11-6

12	Data Verification			12-1
	12.1	Data Validation Procedures		12-1
	12.2	Datasets Submitted for Evaluation		12-2
	12.3	Collar Location Checks		12-3
	12.4	Down hole Survey Checks		12-3
	12.5	Lithology Review		12-3
	12.6	Sample ID and Sample Interval Checks		12-4
	12.7	Assay Certificate Checks		12-4
	12.8	Format Conversions		12-5
	12.9	Newmont acQuire Database Compared to the ISIS Database		12-5
	12.10	Summary of Database Verification		12-6

13	Mineral Processing and Metallurgical Testing			13-1
	13.1	Midas Mill		13-1
	13.2	Mineralogy		13-1
		13.2.1	Main Veins	13-1
		13.2.2	East Veins	13-1
	13.3	Testing and Procedures		13-2
	13.4	Toll Milling		13-3

14	Mineral Resource Estimates			14-1
	14.1	Introduction		14-1
	14.2	Drill Database and Compositing		14-4
	14.3	Vein Modeling		14-5
	14.4	Density		14-6
	14.5	Statistics and Variography		14-6
	14.6	Block Modeling		14-11
	14.7	Grade Estimation and Mineral Resource Classification		14-12

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	14.8	Mined Depletion		14-14
	14.9	Block Model Validation		14-17
		14.9.1	Grade Tonnage Comparison	14-18
	14.10	Mineral Resource Statement		14-21
	14.11	Other Resource Constraints		14-26

15	Mining Methods			15-1
	15.1	Primary Mine Development		15-3
	15.2	Ventilation and Secondary Egress		15-6
	15.3	Power Distribution and Dewatering		15-6
	15.4	Equipment Fleet		15-6
	15.5	Mining Methods		15-7
		15.5.1	Sub Level Stoping	15-7
		15.5.2	Shrink Stoping	15-9
	15.6	Ground Control and Dilution		15-10
	15.7	Other Narrow Vein Mining Methods		15-12
	15.8	Klondex Mine Plan		15-14

16	Recovery Methods			16-1

	16.1	Mill Capacity and Process Facility Flow Diagram		16-1
	16.2	Physical Mill Equipment		16-4
	16.3	Operation and Recoveries		16-7
	16.4	Tailings Capacity		16-8
	16.5	Processing Costs		16-9
	16.6	Product		16-9
	16.7	Processing Operating Permits		16-9

17	Project infrastructure			17-1
	17.1	Infrastructure		17-1
	17.2	Power		17-1
	17.3	Water		17-2
	17.4	Communication Infrastructure		17-2

18	Market studies and contracts			18-1
	18.1	Precious Metal Markets		18-1
	18.2	Contracts		18-1
	18.3	Project Financing		18-2

19	Environmental Liabilities, Permits, and Social Impact			19-1
	19.1	Environmental Management Activities		19-1
		19.1.1	Waste Rock Dump Description and Management	19-2
		19.1.2	Tailings Impoundment Description and Management	19-3
		19.1.3	Air Emissions Control	19-4
		19.1.4	Reclamation cost and bonding	19-5
	19.2	Permits		19-6
	19.3	Social Impact		19-9

20	Adjacent Properties			20-1
	20.1	Pinson Gold Project Mine		20-1
	20.2	Turquoise Ridge		20-2
	20.3	Hollister Mine		20-2

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	20.4	Fire Creek	20-2
	20.5	Mule Canyon	20-3

21	Other Relevant Data and Information		21-1

22	Interpretations and Conclusions		22-1
	22.1	Conclusions	22-1
	22.2	Project Risks	22-2

23	Recommendations		23-1

24	Bibliography		24-1

25	Glossary		25-1

26	Appendix A Certificate of Authors and Consent Forms		26-1

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List of Tables

Table 1-1	Chronology of Ownership and Activities at the Midas Mine	1-2

Table 1-2	Mineral Resource Statement	1-4

Table 2-1	Qualified Professionals.	2-2

Table 2-2	Units of Measure.	2-2

Table 4-1	Summary of Owned Unpatented Mining Claims	4-3

Table 4-2	Summary of Leased Unpatented Mining Claims	4-6

Table 4-3	Summary of Patented Mining Claims	4-6

Table 4-4	Fee Lands	4-7

Table 4-5	Midas Town Site Lots	4-8

Table 4-7	Royalties	4-9

Table 6-1	Annual Midas Mill Production	6-2

Table 6-2	Newmont Historic Reserves Estimates	6-2

Table 6-3	Newmont Historic Measured and Indicated Resources	6-3

Table 6-4	Newmont Historic Inferred Mineral Resource Estimates	6-3

Table 11-1	Standard Performance Summary	11-3

Table 12-1	Data Review Summary	12-2

Table 13-1	Midas Eastern Expansion Composite Mineralogy Head Descriptions	13-2

Table 13-2	Summary of Toll Milling Processed at Midas 2008 through 2013	13-4

Table 14-1	Summary of Drill and Channel Assays	14-5

Table 14-2	Summary of Drill and Channel Composites	14-5

Table 14-3	Density Values	14-6

Table 14-4	Gold Composite Statistics	14-6

Table 14-5	Silver Composite Statistics	14-7

Table 14-6	Grade Capping	14-10

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Table 14-7	Gold Ordinary Kriging Estimation Parameters	14-11

Table 14-8	Silver Ordinary Kriging Estimation Parameters	14-11

Table 14-9	Block Model Geometry	14-11

Table 14-10	Ellipsoid Search Parameters for Pass One	14-12

Table 14-11	Ellipsoid Search Parameters for Pass Two	14-13

Table 14-12	Gold Estimation Comparison	14-17

Table 14-13	Silver Estimation Comparison	14-17

Table 14-14	Cut-off Grade Parameters	14-22

Table 14-15	Mineral Resource Statement	14-25

Table 15-1	Significant Veins	15-2

Table 15-2	Underground Equipment List	15-7

Table 15-3	Surface Support Equipment List	15-7

Table 16-1	Design Process Equipment Itemization by Area.	16-5

Table 16-2	Processing Costs.	16-9

Table 17-1	Electrical Transformer Details	17-1

Table 18-1	FNC Gold Delivery Schedule	18-3

Table 19-1	Reclamation budget ($000’s)	19-5

Table 19-2	Newmont's Reclamation Bond Estimate ($000’s)	19-6

Table 19-3	Revised Reclamation Cost Estimate ($000’s)	19-6

Table 19-4	Midas Operations Comprehensive Permit List	19-8

Table 22-1	Potential Project Risks	22-2

Table 23-1	Recommendations and estimated costs	23-1

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List of Figures

Figure 4-1	Midas Mine Location Map.	4-2

Figure 4-2	Newmont Midas Operations Land Coverage.	4-3

Figure 4-3	Location of Midas Mine Relative to the NNR System	4-12

Figure 5-1	Location Map	5-2

Figure 7-1	Regional Geologic and Structural Map with Mines in the NNR Area	7-2

Figure 7-2	Midas Trough in the NNR	7-4

Figure 7-3	Stratigraphic Section at Midas.	7-8

Figure 7-4	Section through Midas Mine area.	7-9

Figure 7-5	Midas Mine Local Geology	7-11

Figure 8-1	Schematic Diagram of Low-Sulfidation Au, Ag Solutions in Relationship with Magma at Depth	8-1

Figure 9-1	CSAMT Image of Veins at Depth, Structure and Target Areas.	9-2

Figure 9-2	Newmont’s 2011 to 2012 Exploration Drill Targets (Graf, 2013).	9-3

Figure 9-3	Midas Underground Target Areas	9-8

Figure 9-4	Geologic Cross-Section through Opal Hill	9-9

Figure 9-5	Geologic Cross-Section through Grant Jackson / Missing Link	9-10

Figure 9-6	Geologic Cross-Section through Redscrabble	9-11

Figure 9-7	Geologic Cross-Section through Hardscrabble	9-12

Figure 11-1	Standard G01 Assay Performance	11-3

Figure 11-2	Standard GVL Assay Performance	11-4

Figure 11-3	Standard LUB Assay Performance	11-4

Figure 11-4	Standard MDS1 Assay Performance	11-5

Figure 11-5	Standard MS7 Assay Performance	11-5

Figure 11-6	Standard PR6 Assay Performance	11-6

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Figure 13-1	Example of Composite #20 Summary	13-3

Figure 13-2	Example of Composite #25 Summary	13-3

Figure 13-3	Midas Plant Performance	13-4

Figure 14-1	Plan view of the Principal Midas Veins at the 5700 Elevation	14-2

Figure 14-2	Cross Sectional view of Midas Veins at 236200N	14-3

Figure 14-3	Section View of Midas Veins at 2366000N	14-4

Figure 14-4	Gold Histogram and Cumulative frequency Plot for 905 Vein Channel Composites	14-8

Figure 14-5	Silver Histogram and Cumulative Frequency Plot for 905 Vein Channel Composites	14- 9

Figure 14-6	Gold Cap Grade Curve for 905 Vein Channels	14-10

Figure 14-7	205 Vein Depletion	14-14

Figure 14-8	305 Vein and Depletion	14-15

Figure 14-9	805 Vein Depletion	14-15

Figure 14-10	905 Vein Depletion	14-16

Figure 14-11	905-2 Vein Depletion	14-16

Figure 14-12	Long Section View of 905 Vein Gold Composites	14-18

Figure 14-13	Long Section View of the 905 Vein Showing Block Gold Grades	14-18

Figure 14-14	Gold Equivalent Grade Tonnage Plot for 205 Vein	14-19

Figure 14-15	Gold Equivalent Grade Tonnage Plot for 305 Vein	14-19

Figure 14-16	Gold Equivalent Grade Tonnage Plot for 805 Vein	14-20

Figure 14-17	Gold Equivalent Grade Tonnage Plot for 905 Vein	14-20

Figure 14-18	Gold Equivalent Grade Tonnage Plot for 9052 Vein	14-21

Figure 14-19	Vein 205 Grade Thickness	14-22

Figure 14-20	Vein 305 Grade Thickness	14-23

Figure 14-21	Vein 805 Grade Thickness	14-23

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Figure 14-22	Vein 905 Grade Thickness	14-24

Figure 14-23	Vein 905- 2 Grade Thickness	14-24

Figure 15-1	Vein Locations	15-2

Figure 15-2	Long Section of Main Vein Development Looking Due West	15-3

Figure 15-3	Typical Heading Design and Actual Rib Detail	15-4

Figure 15-4	Planned East Vein Development Overview	15-5

Figure 15-5	Location of Queen South of 3-Haulage	15-5

Figure 15-6	Sublevel Stoping Mining Sequence.	15-9

Figure 15-7	Typical shrinkage stope long section (top) and plan (bottom)	15-10

Figure 15-8	Sublevel Stope in Competent Ground	15-11

Figure 15-9	Resue Sequence as Employed at Midas.	15-13

Figure 15-10	Spiral 7 905 Vein Planned Stoping (Looking West)	15-15

Figure 15-11	Spiral 8 All Veins Planned Stoping (Looking North)	15-15

Figure 15-12	Spiral 7 Vein 9052 Planned Shrinkage Stoping (Looking East)	15-16

Figure 15-13	Alimak Development with Ore in Place (Looking West)	15-16

Figure 15-14	Upper Spiral 4 Remaining Stopes to Mine Cut/Fill (Looking West)	15-17

Figure 15-15	Upper Spiral 6 Remaining Stopes (Looking West)	15-17

Figure 16-1	Process Facility Flow Sheet (Newmont, 2013)	16-3

Figure 17-1	Water System at Midas (Newmont, 2013)	17-2

Figure 17-2	Location of Site Facilities	17-3

Figure 18-1	Historic Gold and Silver Monthly Average and 36 Month Trailing Average Pricing	18-1

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List of Selected Abbreviations

A	Ampere	kA	kiloamperes
AA	atomic absorption	kCFM	thousand cubic feet per minute
A/m2	amperes per square meter	Kg	Kilograms
AGP	Acid Generation Potential	km	kilometer
Ag	Silver	km2	square kilometer
ANFO	ammonium nitrate fuel oil	kWh/t	kilowatt-hour per ton
ANP	Acid Neutralization Potential	LOI	Loss On Ignition
Au	Gold	LoM	Life-of-Mine
AuEq	gold equivalent grade	m	meter
btu	British Thermal Unit	m2	square meter
°C	degrees Centigrade	m3	cubic meter
CCD	counter-current decantation	masl	meters above sea level
CIL	carbon-in-leach	mg/L	milligrams/liter
CoG	cut-off grade	mm	millimeter
cm	centimeter	mm2	square millimeter
cm2	square centimeter	mm3	cubic millimeter
cm3	cubic centimeter	MME	Mine & Mill Engineering
cfm	cubic feet per minute	Moz	million troy ounces
ConfC	confidence code	Mt	million tonnes
CRec	core recovery	MTW	measured true width
CSS	closed-side setting	MW	million watts
CTW	calculated true width	m.y.	million years
°	degree (degrees)	NGO	non-governmental organization
dia.	diameter	NI 43-101	Canadian National Instrument 43-101
EIS	Environmental Impact Statement	oz	Troy Ounce
EMP	Environmental Management Plan	opt	Troy Ounce per short ton
FA	fire assay	%	percent
Ft	Foot	PLC	Programmable Logic Controller
Ft2	Square foot	PLS	Pregnant Leach Solution
Ft3	Cubic foot	PMF	probable maximum flood
g	Gram	POO	Plan of Operations
g/L	gram per liter	ppb	parts per billion
g-mol	gram-mole	ppm	parts per million
g/t	grams per tonne	QAQC	Quality Assurance/Quality Control
ha	hectares	RC	reverse circulation drilling
HDPE	Height Density Polyethylene	ROM	Run-of-Mine
HTW	horizontal true width	RQD	Rock Quality Description
ICP	induced couple plasma	SEC	U.S. Securities & Exchange Commission
ID2	inverse-distance squared	Sec	second
ID3	inverse-distance cubed	SG	specific gravity
ILS	Intermediate Leach Solution	SPT	Standard penetration test

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1	Summary

On February 11, 2014, Klondex Mines Ltd. ("Klondex" or the "Company") completed the acquisition of all of the shares of Newmont Midas Holdings Limited, which indirectly owns the Midas mine and mill located in Elko County, Nevada (formerly known as the Ken Snyder Mine and Mill) (collectively, "Midas" or the "Midas Property" or the "Project"), from Newmont USA Limited, a subsidiary of Newmont Mining Corporation ("Newmont") for $83 million, including approximately $55 million in cash and approximately $28 million for the replacement of Newmont’s reclamation surety arrangement, in addition to five million common share purchase warrants (the "Midas Acquisition").

The Midas Property includes the underground mine (the “Midas Mine”), the Merrill Crow processing facility, related support infrastructure and mining and milling equipment. The land package includes fee lands, patented mining claims and unpatented mining claims. The Midas acquisition includes assignment of Newmont’s interest in seven lease agreements for patented and unpatented mining claims. The total land package comprises approximately 30,000 acres.

Klondex has engaged Practical Mining LLC (“PM” or “Practical Mining”) to prepare this Technical Report on the status of the property and related infrastructure..

This document was produced by PM based on site visits by the qualified persons (“QPs”), evaluation of extensive information provided by Newmont and by interviewing Newmont’s site management and technical staff. This document relies heavily on the information supplied by Newmont, and it is the opinion of the QPs that this information is accurate.

1.1	Geology

The Midas Mine exploits the largest known Au-Ag epithermal deposit along the middle Miocene Northern Nevada Rift (“NNR”). Located in the historic mining district of Midas, previously known as the Gold Circle district, the Midas Property is located in Elko County in north-central Nevada one mile east of the town of Midas, Nevada, about 62 miles from Winnemucca on Nevada State Highway 789 from Interstate Highway I-80 or 80 miles driving west then north from the town of Battle Mountain.

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The Midas Mine site is located about 40 miles due north of Battle Mountain. The Midas Property is centered on latitude 41° 15’ North (N) and longitude 116° 46’ West (W). Most of the current project activity is located in the southeast corner of Township 39 N Range 46 East (E) Mount Diablo Meridian.

The Midas deposit consists of a complex of steeply dipping, quartz-adularia-calcite-precious metal bonanza veins hosted by volcanic rocks and locally contains mineral grades greater than (>) 100 ounces per ton (opt) of gold. Gold occurs as electrum and is intimately associated with selenide and sulfide minerals. It belongs to a suite of middle Miocene low-sulfidation epithermal gold and silver mineralizing systems associated with magmatism and faulting along the NNR (Leavitt et al., 2004). The mineralization model at Midas is a shallow, low-sulfidation, vertically-zoned, epithermal gold-silver system. Rocks in the Midas district consist of middle Miocene ash flow tuffs, air-fall tuffs, felsic plugs, volcaniclastic sediments and gabbroic sills and dikes located within the NNR.

1.2	History

Gold was discovered in the Midas Mining District in the summer of 1907, and by March 1908 the camp population grew to over 1,500 people. A number of companies operated the mines of the district and six or more mills operated at different times during the life of the camp. (Rott, 1931)

Modern exploration of the district began in the late 1980s under the direction of Ken Snyder and Franco-Nevada Mining Corporation (“Franco-Nevada Mining”). Construction of the present day Midas Mine and Midas Mill began in 1997, with first gold poured in December 1998. Newmont acquired Midas through its acquisition of Normandy Mining Corporation (“Normandy”) in February 2002. A history of Midas ownership is listed below:

Table 1-1 Chronology of Ownership and Activities at the Midas Mine.

Dates	Company	Activity Details
1907-1941	Several Companies	Explored and mined using underground mining methods. Placers were also mined.
1992-1994	Franco-Nevada and Euro- Nevada Mining Corporation Limited (“Euro-Nevada”) 50/50	Assembled land package, explored property, drilled discovery hole in 1994.

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Dates	Company	Activity Details
1994-1997	Franco-Nevada and Euro- Nevada 50/50	Delineation drilling, mine development, construction of mill.
1998-2001	Franco-Nevada and Euro- Nevada 50/50	First gold pour in 1998, operated mine until Normandy acquired it in 2001.
2001-2002	Normandy	Normandy acquired and operated mine until Newmont acquisition of Normandy in 2002.
2002-2014	Newmont	Newmont acquired Midas through its Normandy acquisition, operated property until sale of Midas to Klondex.
Feb. 2014-present	Klondex	Klondex purchased Midas from Newmont.

1.3	Mineral Resources

Gold and silver mineralization at Midas is hosted in several north-west striking veins. The veins are divided into two groups based on dip direction. The main veins dip easterly, and the east veins dip to the west. The main veins have produced over 2,000,000 ounces of gold during the period 1998 to 2013. Development and initial production from the east veins began in 2013.

Mineral resources have been estimated for those veins identified by Klondex as having potential to support mining activities in the first three years of the project. These include main veins 205 and 305, and eastern veins 805, 905 and 9052. A summary of the Midas Mine mineral resources is listed in Table 1-2.

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Table 1-2 Mineral Resource Statement

		Avg. Vein
		Horizontal
		Thickness	Mass	Grade (opt)			Contained Metal (000's oz.)
			(000's
Class	Vein	Feet	Tons)	Au	Ag	Au Equiv	Au	Ag	Au Equiv.
Measured	205	4.3	185	0.459	6.24	0.554	85	1,152	102
	305	1.9	39	0.507	6.21	0.601	20	240	23
	805	2.1	15	0.077	14.65	0.299	1	213	4
	905-2	2.8	17	0.111	21.70	0.440	2	366	7
	905	1.6	41	0.269	23.56	0.626	11	971	26
	Total	3.4	296	0.401	9.94	0.551	119	2,942	163

Indicated	205	3.9	221	0.280	4.02	0.341	62	887	75
	305	2.8	132	0.264	4.23	0.328	35	560	43
	805	2.6	79	0.073	12.45	0.261	6	983	21
	905-2	2.8	51	0.085	19.81	0.386	4	1,018	20
	905	2.7	154	0.170	15.05	0.398	26	2,323	61
	Total	3.1	638	0.209	9.05	0.346	133	5,771	221

Measured and Indicated	205	4.1	406	0.362	5.03	0.438	147	2,039	178
	305	2.6	171	0.319	4.68	0.390	55	800	67
	805	2.5	93	0.073	12.79	0.267	7	1,196	25
	905-2	2.8	68	0.092	20.28	0.399	6	1,384	27
	905	2.5	196	0.191	16.84	0.446	37	3,294	87
	Total	3.2	934	0.270	9.33	0.411	252	8,713	384

Inferred	205	3.6	67	0.243	3.65	0.299	16	243	20
	305	3.4	35	0.211	3.01	0.257	7	104	9
	805	2.7	11	0.068	10.14	0.221	1	116	3
	905-2	2.5	9	0.064	8.94	0.200	1	82	2
	905	2.8	133	0.187	8.25	0.312	25	1,098	42
	Total	3.1	255	0.195	6.45	0.293	50	1,643	75

Notes:
1.	Mineral resources have been calculated at a gold price of $1,250/troy ounce and a silver price of $20.00 per troy ounce;
2.	Mineral Resources are calculated at a grade thickness cut-off grade of 0.70 Au equivalent opt-feet and a diluted Au equivalent cut-off grade of 0.159 opt ;
3.	Sixty-six ounces of silver is equivalent to one ounce of gold;
4.	Mining width is defined as four feet or the vein horizontal width plus one foot, whichever is greater.
5.	Mineral resources include dilution to achieve mining widths and an additional 10% unplanned dilution.
6.	Mineral Resources include allowance for 5% mining losses;
7.

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio- political, marketing, or other relevant issues; and

8.

The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

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1.4	Conclusions

•	The Midas Mine is a modern, mechanized narrow vein mine.

•	There is significant undeveloped mineralization and resources remaining in the main veins peripheral to past production.

•

Sufficient capital has not been allocated to near mine exploration to replenish reserves and resources depleted through mining. There are several exploration targets in the immediate area and within the mine’s land position. As a result, underground mining rates will be less than the mill capacity of 1,200 tons per day (tpd).

•

The conventional Merrill Crow mill facility is an efficient well maintained modern mineral processing plant capable of processing 1,200 tpd. The plant is capable of operating with a minimum crew compliment resulting in cost reductions when operated at capacity. Excess milling capacity will allow the mill to process material from Klondex’s nearby properties and also from third party toll milling sources .

•

The Midas Tailings Storage Facility (“TSF”) is nearing design capacity and has approximately 930,000 tons of capacity remaining. A significant percentage of the remaining capacity is displaced by the excess water volume generated from mine dewatering and stored in the TSF. The water management plan should be modified to include treatment of mine dewatering to facilitate its use as process make up water and reduce the burden on the evaporation system in place on the TSF. This will allow more rapid drawdown of the water levels and free up the impoundment volume for tailings placement.

1.5	Recommendations

The authors recommend that Klondex should pursue the following initiatives.

1.	Resume the near mine exploration program abandoned by Newmont in 2012.

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2.	Continue to test the four district exploration targets identified for additional work in 2011 and 2012.

3.

Consider whether a second TSF must be designed, permitted and constructed to expand the capacity beyond the current 930,000 tons of remaining capacity. This must be completed within the next two to three years in order that operations may continue without interruption.

4.

Perform a comprehensive engineering study, evaluating mineralization peripheral to abandoned mining areas that may allow an increase in mine production ahead of exploration results from recommendation 1.

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2	Introduction

2.1	Terms of Reference and Purpose of this Technical Report

This report was prepared in accordance with the standards for disclosure of NI 43-101 and form 43-101F1 for technical reports of the Canadian Securities Adminstrators. This report uses the definitions published in “Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – Definitions adopted by CIM Council, November 27, 2010” and follows industry best practices.

This Technical Report is to support Klondex’s initial filings related to the acquisition of the Midas Property. This report documents the status of the property and related infrastructure and includes an estimate of mineral resources based on drilling and sampling completed by Newmont. Klondex has not performed any drilling or sampling on the property.

A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of Midas by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with National Instrument 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

2.2	Qualifications of Consultants and Authors

This Technical Report presents summaries based on a technical evaluation by four independent qualified professionals (QP). The QPs are specialists in the fields of geology, geological engineering, exploration and mining data management, mineral resource and mineral reserve estimation and classification and mine engineering, including open pit and underground mining.

None of the authors has any beneficial interest in Klondex or any of its subsidiaries or in the assets of Klondex or any of its subsidiaries. The authors will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals who have provided input to the current Technical Report are cited as “author” and are listed below with the dates on which they visited the Midas Project. These authors have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

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Mr. Odell, Ms. White and Mr. Knight visited the Midas Property on November 26, 2013.

Mr. Swanson last visited the Midas Property May 14 – 17, 2012.

Mr. Odell and Mr. Swanson have previously been engaged by Newmont to provide consulting services to the Midas Mine.

Mr. Odell is the QP for this Technical Report and is cited as “primary author.”

Mr. Odell, Ms. White, and Mr. Knight inspected the underground mining operations and reviewed the site geology. Mr. Odell reviewed reports detailing Newmont’s land position at the Midas Project, and Mr. Knight reviewed the metallurgy, processing facilities and environmental compliance. The key project personnel contributing to this report are listed in Table 2-1. The Certificate and Consent Forms are provided in Appendix A.

Table 2-1 Qualified Professionals.

Company	Name	Title	Discipline
Practical Mining, LLC	Mark Odell	Primary Author, Principal	Mining, resource/reserves,
		mining engineer	geology
All One River, LLC	Michele White	Geologic consultant and	Drilling protocol, geology GIS
exploration and mining data
analyst
Practical Mining LLC	Adam Knight	Consulting mining engineer	Mining, metallurgy
Independent Consultant	Karl Swanson	Geologic Consultant	Geology, resource modeling

2.3	Units of measure

The units of measure used in this report are shown in Table 2-2 below. United States (US) Imperial units of measure are used throughout this document unless otherwise noted. The glossary of geological and mining related terms is also provided in Section 28 of this report. Currency is expressed in United States dollars ($) unless stated otherwise.

Table 2-2 Units of Measure.

US Imperial to Metric conversions
Linear Measure
1 inch = 2.54 cm
1 foot = 0.3048 m
1 yard = 0.9144 m
1 mile = 1.6 km
Area Measure
1 acre = 0.4047 ha
1 square mile = 640 acres = 259 ha
Weight
1 short ton (st) = 2,000 lbs = 0.9071 metric tons (t)
1 lb = 0.454 kg = 14.5833 troy oz
Assay Values
1 oz per short ton = 34.2857 g/t
1 troy oz = 31.1036 g
1 part per billion = 0.0000292 oz/ton
1 part per million = 0.0292 oz/ton = 1g/t

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2.4	Coordinate Datum

All spatial measurements used in the mineral resource estimate are in US feet. The coordinate datum is projected to North American Datum (NAD) 1927 State Plane, Nevada Central 2702, International feet.

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3	Reliance on Other Experts

The authors’ evaluations contained herein are based on information provided by Newmont throughout the course of their investigations. The sources of information include data and reports supplied by Newmont staff . In addition, information was included in the Technical Report based on discussions with Newmont staff related to their field of expertise with the Project. Various financial data and operating statistics were also provided by Newmont staff.

Sources of information are documented either within the text and cited in references, or are cited in references only. The authors believe the information provided by Newmont staff to be accurate based on their work at Midas. Reliance on the opinions and reports of Newmont staff is based on their better working knowledge of their specific disciplines rather than those solely of the authors. The authors asked detailed questions of specific Newmont staff to help verify and clearly state contributions included in this document. These contributions are clearly stated within this Technical Report.

Specifically, the metallurgical content in this document was dependent on evaluations completed by Mr. Phil Dalke, of Newmont. The land package included in the sale is reliant on information provided by Klondex (Klondex Mines Ltd., 2013). The status of the environmental program and mine permitting process were provided by Newmont. Historical operating statistics and costs were also provided by Newmont. These contributions are presented on the assumption that they are accurate portrayals at the time of writing this Technical Report.

The following personnel contributed to the preparation of the report:

Mark Odell, Professional Engineer (PE), Practical Mining LLC, Principal Engineer: all sections;

Michele White, Professional Certified Geologist, All One River Exploration Data Analysis: sections 7, 8, 9, 10, 11, 12, and 20;

Adam Knight, Professional Engineer (PE), Society for Mining Metallurgy and Exploration (SME): sections 13, 16, 17 and 19;

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Karl Swanson, Consulting Geologist, Society for Mining Metallurgy and Exploration (SME), Australian Institute of Mining and Metallurgy (AusIMM): Section 14;

Laura Symmes, Senior Geologist, Practical Mining LLC: sections 4, 5, 6 and 11; and

Sarah Bull, Mining Engineer, Practical Mining LLC: section 15.

Observations made on-site by the authors include observing all aspects of mining activities including: underground mining, safety procedures, haulage and equipment maintenance, water treatment, security, road maintenance, general geology, and character of mineralization, the mill and Merrill-Crowe zinc precipitation methods of precious metal recovery.

The authors reviewed land tenure to verify Newmont’s mining claim standing with the Bureau of Land Management’s Land and Mineral Legacy Rehost 2000 System (LR2000). The Midas Core area claim status and title was also reviewed by Klondex’s counsel (Erwin, 2013).

The opinions expressed in this Technical Report are based on the authors’ field observations and assessment of the technical data supplied by Newmont and Klondex.

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4	Property Description and Location

4.1	Property Description

The property comprising the Midas Project is a high-grade volcanic rock-hosted gold-silver deposit in faulted and brecciated basalt related to a Tertiary rift. The deposit is located in Elko County about 60 miles from Winnemucca, Nevada in a sage and grass covered hillside of the Snowstorm Mountains overlooking Squaw Valley to the south. The mine is one mile from the town of Midas and 38 miles from the town of Tuscarora, both of which are small historic mining towns with a small number of year round residents. The Midas Mine Property extends a little over 30,000 acres.

The portal to the underground mine is located approximately one half mile west of the mill and other site facilities. The portal provides entry to a system of declines and ramps that access the gold and silver-bearing veins. Mining levels are developed at vertical intervals of 50 feet to access the mineralized vein. The mineralized material is excavated and loaded into underground haul trucks, which transport it to a surface transfer stockpile located outside the mine portal. The mineralized material is then trucked from the transfer stockpile to the main ore stockpile area adjacent to the mill. In the mill, the mineralized material is crushed, processed, and refined to extract gold and silver. Molten gold/silver is poured from the refinery furnace into molds, and the resulting doré is shipped off-site for refining.

4.2	Property Location

The Midas Mine is located in Elko County in north-central Nevada one mile from the town of Midas, Nevada, about 60 miles (96 kilometers) east of Winnemucca on Nevada State highway 789 from Interstate Highway I-80, or 80 miles (128 kilometers) from Battle Mountain driving west then north, (Figure 4-1). The closest towns with services are either Winnemucca or Battle Mountain on I-80. Access from the closest commercial air service is in Elko. Elko is approximately three hours driving time if going through Battle Mountain for 150 miles. There is a remote, back roads access to Midas from Elko through Tuscarora via a road which does not have winter maintenance. The remote access from Elko to Midas is 90 miles, but the drive time would also be about 3 hours due to the unimproved roads.

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Figure 4-1 Midas Mine Location Map.

Grid: UTM NAD83 Zn11N Intl feet
1450000
1500000
1550000
1600000
1650000
1700000
1750000
1800000
1850000
MIDAS
Tuscarora
Elko County
Hwy789
Humboldt County
Winnemucca
Hwy I-80
Battle Mountain
Hwy I-80
Eureka County
Pershing County
Lander County
Churchill County
Klondex Mines Ltd.
Midas Mine
Elko County, Nevada
0
10
20
Miles
N
KLONDEX MINES LTD.

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4.3	Status of Mineral Titles

Newmont’s total land package in the Midas district (including easements, etc.) covers 30,000 acres (Figure 4-2). This includes fee lands, federal unpatented mining claims, seven mining leases, Bureau of Land Management (BLM) right of ways, general agreements, easements and surface use agreements. Within the 30,000 acres, there are 1,489 federal unpatented mining claims. (Klondex Mines Ltd., 2013) Fee lands comprise approximately 2,417 acres of the land package. About 1,311 acres of the fee land include surface and mineral rights, while the other 1,106 acres include only surface rights. Some of the surface-only fee lands are lots within the town of Midas. Figure 4-2 is an overview of the Midas land package.

Table 4-1 Summary of Owned Unpatented Mining Claims

Claim Name	# claims
Acme, Acme R, Acme No. 1-3	5
Dot #1, Dot Lode, Dot Lode #2, Dot Lode NO.4	4
Marty, Marty 2R-6R, Midas 95R	7
MDS 1-49	49
CAT 1-58	58
Amsterdam 1-96	96

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Claim Name	# claims
Amsterdam 97R, 98R	2
Amsterdam Fraction #1-2	2
Amsterdam 99-108	10
Amsterdam 109R-111R	3
Amsterdam 12-115	4
Amsterdam 116R, 118R	2
Amsterdam 117, 119	2
Amsterdam 120R-122R	3
Amsterdam 123-136	14
Amsterdam 137R, 138R	2
Amsterdam 139-144	6
Amsterdam 145R	1
Amsterdam 146-165	20
Amsterdam 166R, 167R	2
Amsterdam 168-172	5
Amsterdam 173R-175R	3
Amsterdam 176-185	10
Amsterdam 186R	1
Amsterdam 187RR	1
Amsterdam 188-195	8
Amsterdam 197-300	104
Amsterdam 301R, 302R	2
Amsterdam 303-380	78
Amsterdam 381R, 382R	2
Amsterdam 383-411	29
Amsterdam 412R	1
Amsterdam 413-418	6
Amsterdam 420-423	4
Amsterdam 424R	1
Amsterdam 425-428	4
Amsterdam 433, 438, 439	3
Amsterdam 440R	1
Amsterdam 442-450	9
Amsterdam 452-459	8
Midas 1R-12R	12
Midas 13-16	4
Midas 17R-23R, 25R	8
Midas 26 RR, 32RR	2
Midas 27R, 28R, 31R	3
Midas 30, 30-34	6
Midas 33-41	9
Midas 42R-80R	39
Midas 81	1

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Claim Name	# claims
Midas 82R-93R	12
Midas 94, 96	2
Midas 97R-106R, 109R	11
Midas 110	1
Midas 111R-113R	3
Midas 114, 115	2
Midas 116R, 117R	2
Midas 118, 119	2
Midas 120RR	1
Midas 121-144	24
Midas 146- 158	13
Midas 159R, 160R	2
Midas 165- 174	10
Midas 175R-180R	6
Midas 181-188	8
Midas 189R, 190R	2
Midas 191-264	74
Midas 266R-268R	3
Midas 269-278	10
Midas 279R, 281R, 283R, 286R	4
Midas 280, 282, 284-285, 287-290	8
Midas 299R-324R	26
Midas 325- 326	2
Midas 327RR-328RR, 330RR, 332RR	4
Midas 335R-342R	8
Midas 343RR-347RR	5
Midas 349-350	2
Midas 351R-352R	2
Midas 353-420	68
Midas 421R-422R	2
Midas 423- 484	62
Midas 506-509	4
Midas 510R-514R	5
Midas 543-550	8
Midas 583-586, 588	5
Midas 623- 637	15
Midas 639, 641, 643, 645, 647, 649, 651	7
Midas 661, 663, 665, 667, 669-798	134
Midas 809-832, 841-843	27
Midas 844R	1
Midas 845- 849	5
Midas 850R	1
Midas 851	1

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Claim Name	# claims
Midas 852RR, 854RR-855RR	3
Midas 856-866	11
Midas 867R-868R	2
Midas 869-873	5
Midas 873A	1
Midas 874R, 875R, 878R-881R, 888R	7
Midas 876, 877, 882-886, 889-947	66
Midas 954- 973	20
Midas 1,000-1,090	91
Total Owned Unpatented Mining Claims	1456

Table 4-2 Summary of Leased Unpatented Mining Claims

Claim Name	# claims
Redar 1-5	5
Estar 1-19	19
Laura 6, Laura 20	2
King Midas, King Midas No. 2	2
Dixie, Dixie 1-3	4
H-2	1
Total Leased Unpatented Mining Claims	33

Table 4-3 Summary of Patented Mining Claims

Patent Name	M.S. No.	Patent No.	Assessor Parcel No.
Elko Prince Annex Fraction	4034	314565	0PM-314-056
Elko Prince No. 1	4034	314565	0PM-314-056
Elko Prince No. 2	4034	314565	0PM-314-056
Elko Prince No. 4 Fraction	4034	314565	0PM-314-056
Tod Fraction	4034	314565	0PM-314-056
Hanks Fraction	4034	314565	0PM-314-056
Little Willie Fraction	4034	314565	0PM-314-056
Merle	4034	314565	0PM-314-056
June Bell	4034	314565	0PM-314-056
June Bell Fraction	4034	314565	0PM-314-056
Ripsaw No. 2	3991	298366	0PM-298-036
Gold Crown	3738	256016	0PM-256-001
Oversight Fraction (Portion)	3738	256016	0PM-256-001
Banner	3738	256016	0PM-560-016
Gift No. 1	3738	256016	0PM-560-016
Oversight Fraction (Portion)	3738	256016	0PM-060-016
Gift No. 2	3738	256016	0PM-060-016
Rabbit's Foot	3738	256016	0PM-256-006
Banner Fraction	3738	256016	0PM-256-006
Wedge	3738	256016	0PM-668-021

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Patent Name	M.S. No.	Patent No.	Assessor Parcel No.
Old Judge No. 1	4327	668211	0PM-668-021
Hardscrabble No. 1	4356	827131	0PM-827-013
Hardscrabble No. 2	4356	827131	0PM-827-013
Hardscrabble Fraction	4356	827131	0PM-827-013
Water Witch No. 1 (E. Portion)	4192	567990	004-26C-004
Water Witch No. 2 (E. Portion)	4192	567990	004-26C-008
Water Witch No. 3	4192	567990	0PM-567-099
Water Witch No. 4	4192	567990	0PM-567-099
Water Witch Fraction	4192	567990	0PM-567-099
Water Witch No. 1 (Parcel 1)	4192	567990	004-26C-001
Water Witch No. 1 (Parcel 2)	4192	567990	004-26C-002
Water Witch No. 1 (Parcel 3)	4192	567990	004-26C-003
Water Witch No. 2 (Parcel 4)	4192	567990	004-26C-005
Water Witch No. 2 (Parcel 5)	4192	567990	004-26C-006
Water Witch No. 2 (Parcel 6)	4192	567990	004-26C-007
Sleeping Beauty	4666	1054830	0PM-373-058
Poor Man	4666	1054830	0PM-373-058
Orphan Boy	4666	1054830	0PM-373-058
Orphan Boy 2	4666	1054830	0PM-373-058
Pan Handle	4666	1054830	0PM-373-058
Pan Handle 2	4666	1054830	0PM-373-058
Little Dot	4666	1054830	0PM-373-058
Red Top	4666	1054830	0PM-373-058
Sunset Fraction	4667	1037358	0PM-373-058

The claim locations are based on location of monuments and their dimensions cited to the BLM thereof. The authors are not aware of any conflicting surface rights within the Midas land package. Other considerations that might affect accessing claim status include grazing rights and protected habitats. Grazing rights may exist in the area; however, conflicts with local ranchers are not common in this region. Newly established protected habitat for sage grouse has not been defined in this area at the time of this Technical Report. There are archaeological considerations in the immediate area of Midas; however, all new surface disturbance proposed is reviewed and permitted by the BLM prior to construction. Land information regarding claim status and fee lands was provided by Newmont, and to the authors’ knowledge at the time this document was authored, there were no environmental or social factors that would affect land title.

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Table 4-4 Fee Lands

Section	Legal Description	Acres (Approx)
T38N R46E MDB&M, APN 004-250-0003, Surface and Mineral Rights		40.9
Section 2	NW4NW4

T39N R46E MDM, APN 004-260-03, Surface and Mineral Rights		840
Section 9	E2NE4
Section 10	W2N4, SW4
Section 22	E2N W4, SE4
Section 27	NE4, NE4NW4
Section 28	W2NW4

T39N R46E MDM, APN 004-260-03, Surface Rights Only		1019
Section 9	W2NE4, E2NW4
Section 15	E2W2, W2E2
Section 22	NE4
Section 28	W2SE4, E2SW4
Section 33	NE4
Section 34	SW4NW4, Lot 1
Total acres:		1899.9

Table 4-5 Midas Town Site Lots

Lot No.	Block No.	Assessor's Parcel No.
6-7	I (Gold Circle)	03-523- 03-2
8	I (Gold Circle)	03-523-02-4
11-12	Q (Gold Circle)	03-526-01-9
1	S (Gold Circle)	03-521- 05-1
2	S (Gold Circle)	03-521-04-4
1	W (Gold Circle)	03-513- 03-3
3-16	W (Gold Circle)	03-513-01-7

4.4	Royalties

Property agreement and holding cost obligations are listed in Table 4-6. As part of Klondex’s financing package to acquire the Midas Mine, a subsidiary of Franco-Nevada Corporation (“FNC”) will receive a 2 ½% net smelter return (NSR) royalty from all production starting in 2019. Royalties applicable to the project are listed in Table 4-7 below.

Table 4-6 Summary of Midas Project Holding Costs

			Annual
Due Date	Project	Descriptor	Obligation	Payable/Due to	Notes
4/2/2013	Midas	29-607-0044	110,000	Third party lessor	Annual Rental
8/1/2013	Midas	29-607-0001-A	10,000	Third party lessor	Annual Rental
4/18/2013	Midas	29-607-0039	75,000	Third party lessor	Advance Royalty

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			Annual
Due Date	Project	Descriptor	Obligation	Payable/Due to	Notes
7/1/2013	Midas/ Frazer	29-607-0001	75,000	Third party lessor	Advance Royalty
	Creek

10/30/2013	Midas	29-607-0002	50,000	Third party lessor	Advance Royalty
11/1/2013	Midas	29-607-SR-07	3,500	Third party lessor	Right-of-Way fees
1/1/2017	Midas	29-607-SR-01	795	BLM ROW N-61100	Right-of-Way fees
1/1/2020	Midas	29-607-SR-02	310	BLM ROW N-66023	Right-of-Way fees
8/31/2013	Midas/	29-607-0005, 6,	219,856	Midas et al CAT 1-58,	Annual Claim Fees- 1,456
	Midas EXPL/	7, 40, 42		MDS 1-49	unpatented claims owned by
	Midas POO				Klondex listed in Table 4-1
8/31/2013	Midas/ Frazer	29-607-0001	3,926	Third party lessor	Annual Claim Fees- 26 unpatented
	Creek				claims leased from Domenichelli:
					Laura 6, 20 Redar 1-5, Estar 1-19
8/31/2013	Midas/Lee	29-607-0002	1,057.50	BLM $980	Annual Claim Fees- 7 unpatented
				Elko County Recorder	claims leased from Powell et al:
				$73.50	King Midas, King Midas No. 2,
					Dixie, Dixie no. 1-3, H-2
		Total $	539,711.50

Table 4-7 Royalties

Agreement	Recorded	Royalty
Mining Lease Dated August 1, 1990	Recorded in short form version as Document No. 297863 in Book 735 at Pages 508-514 of the Official Records of the Elko County Recorder’s Office, Elko County, Nevada	5% NSR
Grant Deed Dated January 12, 1993	Recorded as Document No. 333428 in Book 809, Page 904-905 of the Official Records of the Elko County Recorder’s Office, Elko County, Nevada	2 patented mining claims; Banner, Gift No. 1 (1% NSR to a $30,000 maximum royalty payment).
Grant Deed dated January 25, 1993	Recorded as Document No. 334437 in Book 811, Page 472-473 of the Official Records of the Elko County Recorder’s Office, Elko County, Nevada	1 unpatented lode mining claim known as the New Grant; (1% NSR to a $100,000 maximum royalty payment).
Grant Deed dated January 27, 1993	Recorded as Document No. 333895 in Book 810, Page 708-709 of the Official Records of the Elko County Recorder’s Office, Elko County, Nevada.	2 patented mining claims; Gold Crown and portion of Oversight Fraction (1% NSR to a $100,000 maximum royalty payment).
Grant Deed dated March 17, 1993	Recorded as Document No. 336177 in Book 814, Page 923-924 of the Official Records of the Elko County Recorder’s Office, Elko County, Nevada.	1 patented mining claim; Ripsaw No. 2 (1% NSR to a $100,000 maximum royalty payment).
Mining Lease dated October 30, 1995	BLM Serial Numbers 105502 to 105507, 105509 recorded in Book 1095, Pages 890-896.	During the 30 year term of agreement: (i) advance minimum royalties totaling $135,000 in the aggregate payable between execution of lease and third anniversary; (ii) advance minimum royalty of $50,000 payable annually after fourth anniversary of lease. Production royalty of 2.5% of NSR.

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Agreement	Recorded	Royalty
Lease Dated July 1, 2000	Recorded as a memorandum as Document No. 467521 in Book 1, Pages 5290-5317 in the Official Records of the Elko County Recorder’s Office, Elko County, Nevada, on February 28, 2001. The Lease affects unpatented lode mining claims and agreements pertaining to lands situated in Sections 12 and 13, Township 39 North, Range 46 East, and in Sections 7, 18 and 19, Township 39 North, Range 47 East, MDM, Elko County, Nevada.	Advance minimum royalty totaling $150,000 payable between execution of lease and fourth anniversary and of $75,000 until the lease is terminated or expires, whichever first occurs. NSR payable as a production royalty as follows: (i) 4% if the average spot price of gold quoted on the London Bullion Market, Afternoon fix, for a particular payment period is $500 or less; or (ii) 5% if the average spot price of gold quoted on the London Bullion Market, Afternoon fix, for a particular payment period is $700 or less; or (iii) 6% if the average spot price of gold quoted on the London Bullion Market, Afternoon fix, for a particular payment period is greater than $700.When the Lessee has cumulatively paid the Lessor the sum of $1,000,000 in advance minimum royalties, production royalties or other form of pre-payment of same, the production royalty shall be reduced by 1% of NSR so that the above percentages will be 3%, 4% and 5%, respectively.
Agreement dated August 11, 2000	Recorded as Document No. 462327 in Book 0 at Pages 23222-23233 of the Official Records of the Elko County Recorder’s Office, Elko County, Nevada, and on September 18, 2000	Laura 6 and 20 unpatented lode mining claims are subject to a 2% NSR and portions of the REDAR 3, 4 and 5, and ESTAR 1, 7, 8, 11, 18 and 19 unpatented lode mining claims are subject to a 1% NSR
Mining Lease and Agreement dated April 18, 2005	Recorded as a memorandum as Document No. 534181 in the Official Records of the Elko County Recorder’s Office, Elko County, Nevada, and amended on December 21, 2006	Advance royalty payments going forward of $75,000 on April 18, 2014, $100,000 on April 18, 2015 and $100,000 on each April 18 thereafter; commencing on April 18, 2016, advance royalty payments shall escalate by 5% each year. 50% of all advance royalty payments to be credited against production royalty payments otherwise payable: (i) for precious metals, 4% NSR if average gold price per ounce ("AGP") is less than or equal to $500.00, 5% if AGP is between $500.01 and $700.00, and 6% if AGP is $700.01 and above; and (ii) 3% NSR for ores other than precious metals, all subject to proportionate reduction in certain circumstances in accordance with terms of lease.
Mining Sublease and Option dated April 2, 2007	Recorded as a memorandum as Document No. 571656 in the Official Records of the Elko County Recorder’s Office, Elko County, Nevada, on April 20, 2007	1.5% NSR on properties identified in Part 1 of Exhibit A of the Mining Lease with Conditional Purchase Obligation Agreement dated April 2, 2007 (attached as Exhibit I to sublease), 3.0% NSR on properties identified in Part 2 of Exhibit A, subject to proportionate reduction in certain circumstances in accordance with terms of sublease.

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Agreement	Recorded	Royalty
Royalty Agreement dated February 12, 2014		The payee under the royalty agreement will receive a 2 ½% NSR royalty from all production on the Midas Property starting in 2019.

4.5	Location of Mineralization

The Midas Mine and facilities are located near the southern limits of the land package, primarily within sections 22 and 27 of T39N R 46E.

Klondex has an approved plan of operations with the BLM covering their current mining, processing and exploration activities at the site. The permits required to operate the mine and mill are listed in section 19.2.The authors are not aware of any environmental liabilities beyond normal reclamation and site closure that exist at the Midas Mine. The existing TSF is nearing capacity, and further expansion is limited and carries a relatively high cost compared to constructing a new TSF. This will require an amendment to the existing plan of operations and may take two or more years to secure. There are no other regulatory issues known to the authors related to the continued operation of the Midas Project.

The Midas gold mineralization transpires in steeply dipping epithermal veins within Tertiary basalt flows and intrusive rocks. The mineralized basalt rocks at Midas are a unique suite of mafic-intrusive rocks characteristic of a regional northwest-trending structural zone. The NNR system, which is useful in understanding the timing and structural control of the mineralization, has been documented in multiple geophysical studies (Ponce, 2008) and (Watt, Glen, John, & Ponce, 2007), and is distinguished as a narrow, linear magnetic anomaly 30 miles (50 km) wide that extends 190 miles (300 km) south to south east from the Oregon-Nevada border to central Nevada. The rift emanates from the McDermitt Caldera in northwest Nevada and is likely related to the migrating Yellowstone hot-spot (Zoback, McKee, Blakely, & Thompson, 1994)

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5	Accessibility, Climate, Vegetation, Physiography, Local Resources, and Infrastructure

5.1	Access to Midas Project

The Midas Mine can be reached from the town of Winnemucca by driving east on Interstate Highway I-80 for fifteen miles to the Golconda Exit Number 194. From Exit 194, turn left onto Nevada State Highway 790 (“NV 790”) for 0.3 miles, then take the first right onto Nevada State Highway 789 (“NV 789”) and drive northeast for 43 miles towards the town of Midas. NV 789 turns into NV 18 / Midas Road at about mile thirty. One quarter mile past the turn-off to the town of Midas, continue to follow the Midas Road to a mine direction sign. The entrance to the mine site is about two and one half miles past the town of Midas. To reach Midas Mine from Battle Mountain, drive west on I-80 for 36.5 miles to reach the Golconda Exit, and then proceed as described above. (Figure 5-1)

The roads leading to the mine are mostly unpaved but maintained by state, county and Midas Operation’s crews in order to service the ranches and mines in the vicinity. In this part of Nevada, it is common for mine staff to commute long distances for work on a daily basis. The average commute for Midas staff is one and a half to two hours each way.

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5.2	Climate

The climate at Midas is typical for northern Nevada with hot summers and cold winters. Average daily summer temperatures range from 50 degrees Fahrenheit (°F) to 95°F, and average winter temperatures range from 15°F to 40°F. Summer temperature extremes may reach above 100° F for short periods, and winter extreme temperatures may drop to below 0° F for short periods. Fieldwork, including exploration drilling, is commonly conducted throughout the year in this area. Mines in Squaw Valley typically operate all year without experiencing any major weather-related problems.

5.3	Vegetation

Midas vegetation is mainly limited to sagebrush, other species of low vegetation, and some grasses. There are no trees at the project. Due to the low amount of rainfall, the vegetation is low and sparse.

5.4	Physiography

The Midas Mine is in the foothills on the southeast slope of the Snowstorm Mountains on the north side of Squaw Valley. The elevation of surface infrastructure lies mostly between 5,400 to 5,800 feet. The United States Geological Survey (“USGS”) published a base-relief map, which covers the project area titled, “Tuscarora 100K Quad’ USGS quadrangle”. The topographic relief is moderate with mature topography consisting mostly of rounded hills with steeper grades along more competent strata.

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5.5	Local Resources and Infrastructure

The Midas Mine is a well-established facility with extensive underground mine workings and a proven process facility with nameplate capacity of 1,200 tpd. Prior to the Midas Acquisition, power was supplied from Newmont’s Dunphy power plant via NV Energy Corp. (“NV Energy”) transmission lines and the Osgood substation. Klondex purchases electrical power from NV Energy which is transmitted through the same infrastructure to the mine.

The towns of Winnemucca and Battle Mountain, about 54 miles southwest and 43 miles south of the Project, respectively, are the nearest larger towns and are home to a workforce of mining professionals and laborers as well as mine industrial suppliers. These towns are the only locations with amenities and services such as motels, fuel, grocery stores and restaurants. Newmont supplied its Midas operations through its centralized warehousing rather than maintaining an on-site warehouse. Klondex will need to assess the inventory items and stocking levels necessary to support the operation and establish a supply chain, which could be accomplished relatively easily due to the availability of well-established local suppliers already established in the region.

Maintenance of the main access roads is reliable because the roads are also used by ranchers and other mining companies. State road NV 789 serves as access to Newmont’s Twin Creeks mine, Atna Resources Ltd.’s Pinson Gold Project Mine, and Barrick Gold Corporation’s Turquoise Ridge Mine along the Getchell Gold Belt. In addition, Waterton Global Mining Company’s Hollister Mine access road is roughly 8 miles beyond the Midas mine turn-off on NV 18.

The most accessible rail siding is located near the town of Golconda, a small community of about 200 people, the point of departure from the interstate on the best maintained route to Midas. Golconda has no services, with the exception of an intermittently operating convenience store.

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The local infrastructure and Midas Mine land position are adequate to support ongoing exploration and mining activity. There is land available adjacent to the existing TSF to support expansion of that facility as needed.

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6	History

6.1	Exploration History

The Midas Mining District, also known as the Gold Circle district in its earlier years, has a historic gold production dating as early as 1907 (Rott, 1931). Modern exploration methods were employed in the district casually in the 1970s and 1980s by various companies, and exploration began in earnest in the early 80s when Franco-Nevada Mining assembled a land package at the urging of Ken Snyder.

The official discovery of the Ken Snyder Mine occurred in 1994 (renamed the Midas Mine in 2001). Mine development commenced in 1997, and Franco-Nevada operated and maintained ownership until the mine was acquired by Normandy in 2001, followed by the Newmont acquisition of Normandy in 2002. Newmont had operated the Midas mine continuously since the Normandy acquisition until Newmont sold the mine to Klondex in February 2014. Klondex is currently the operator of the Midas Mine.

The Midas land package is quite large, extending well beyond the known mineralized extents, and exploration has been more or less ongoing, with pauses to focus on mine delineation. In 2012, Newmont ceased all exploration activity at Midas and began to plan for final depletion and closure.

Exploration techniques employed over the years include soil and rock chip sampling, surface mapping, geophysics, and drilling. Thirty eight holes were drilled by Newmont in the 2011 to 2012 field season to test fourteen targets with follow-up work recommended in four of the areas tested. The follow up work was never completed.

6.2	Production History

Midas is a historic mining district, with recorded production beginning in the early 1900s. Most accounts attribute about 300,000 oz. of gold and 3 million oz. of silver production to a period beginning in 1907 and continuing until 1942 when non-essential mining activity was suspended by the War Production Board. Early production was from high grade veins mined extensively underground and locally at surface, sporadically augmented by discoveries of placer deposits.

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Since modern mining began in 1998, 2.2 million ounces of gold and 26.9 million ounces of silver have been produced by Franco-Nevada Mining, Normandy and Newmont.

Recent production from the Midas mill is presented in Table 6-1. Production rates peaked in 2011 and declined in both succeeding years. Gold grades have also declined indicating the approaching depletion of the Main Veins. Silver grades increased in 2013 also indicating the shift in production from the Main Veins to the East Veins.

Table 6-1 Annual Midas Mill Production

Year	kt	Au (opt)	Ag (opt)
2013 [1]	190	0.21	5.7
2012	330	0.23	4.1
2011	367	0.31	4.3
2010 [2]	327	0.43	6
2009 [3]	291	0.51	6.9
Notes:
1.	Ten months year to date
2.	Includes toll milling 35kt containing 27 koz. Au and 194 koz. Ag from Hollister
3.	Includes toll milling 35kt containing 34 koz. Au and 361 koz. Ag from Hollister

6.3	Historical Mineral Reserve, Resource Estimates and Production

Newmont historic mineral reserves and resources are presented in Table 6-2 through Table 6-4 (Newmont Mining Corporation, 2013). A qualified person within the meaning of the NI 43-101 has not done sufficient work to classify these historic estimates as current mineral reserves or resources and Klondex is not treating these historical estimates as a current mineral reserves or resources.

Table 6-2 Newmont Historic Reserves Estimates

	Proven					Probable					Proven + Probable
		Au	Ag	Au			Au	Ag	Au			Au	Ag	Au
	kt	Grade	Grade	(koz)	Ag (koz)	kt	Grade	Grade	(koz)	Ag (koz)	kt	Grade	Grade	(koz)	Ag (koz)
2012	200	0.19	3.07	30	510	400	0.06	9.73	20	3,900	600	0.10	7.79	50	4,410
2011	300	0.32	4.62	80	1,200	500	0.18	8.63	80	4,050	800	0.23	7.20	160	5,250
2010	200	0.39		100		300	0.26		90		500	0.32		190	-
2009	400	0.48		200		300	0.35		100		700	0.43		300	-

Source: Modified from Newmont Mining Corporation website

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Table 6-3 Newmont Historic Measured and Indicated Resources

	Measured					Indicated					Measured + Indicated

		Au	Ag	Au			Au	Ag	Au				Ag	Au
	kt	Grade	Grade	(koz)	Ag (koz)	kt	Grade	Grade	(koz)	Ag (koz)	kt	Au Grade	Grade	(koz)	Ag (koz)
2012	#	0.149	2.24	-	40	100	0.039	7.72	-	700	100	0.095	7.79	-	740
2011	10	0.094	1.72			100	0.066	4.76			110	0.226	7.20	-	-
2010	20	0.152				100	0.172				120	0.319		-	-
2009	#	0.205				100	0.188				100	0.425		-	-

Source: Modified from Newmont Mining Corporation website

Table 6-4 Newmont Historic Inferred Mineral Resource Estimates

	Inferred
		Au	Ag	Au
	kt	Grade	Grade	(koz)	Ag (koz)
2012	300	0.070	7.16	20	2,500
2011	100	0.049	9.56
2010	-	0.214
2009	100	0.248

Source: Modified from Newmont Mining Corporation website

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7	Geological Setting and Mineralization

7.1	Regional Geology

The Midas mine is located in the south flank of the Snowstorm Mountain range near the eastern margin of the NNR structural domain, hosted in bimodal volcanic rocks. The NNR domain contains structures that are associated with regional wide epithermal-type gold veins, such as those that occur at Klondex’s Fire Creek Exploration Project, Newmont’s Mule Canyon Mine (“Mule Canyon”), and Waterton Global Mining Company, LLC’s Hollister Mine, (under the name of Rodeo Creek), all of which occur within the NNR structural domain and share similar mineralization characteristics (Figure 7-1).

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Grid: UTM NAD83 Zn11N Intl feet
Twin Creeks
Turquoise Ridge
Pinson
Midas
Hollister
Fire Creek
Pipeline-Cortez Hill
Legend
NNR
Mines
Faults
Rock Types
Lithology
alluvium
andesite
arkose
ash-flow tuff
basalt
chert
claystone
conglomerate
diorite
gabbro
glacial drift
gneiss
granite
granitoid
granodiorite
greenstone
landslide
limestone
marble
metavolcanic rock
playa
quartz latite
quartz monzonite
quartzite
rhyolite
sandstone
schist
serpentinite
shale
siltstone
KLONDEX MINES LTD.
Klondex Mines Limited
Midas Mine
Elko County, Nevada
0 10 20 Miles
N

(Modified from Ludington et al., 2005).

Created July 2013, M. White.

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The NNR structural domain is distinguishable on regional scale magnetic maps as a prominent north-north west (NNW) trending band of magnetic highs. This distinctive magnetic signature is caused by detection of a series of Miocene-age syn-rift volcanic and hypabyssal rocks of dacite to basalt in composition.

The rift is thought to originate at the McDermitt Caldera in northwest Nevada and is related to the initial eruption of the Yellowstone hot-spot (Zoback, McKee, Blakely, & Thompson, 1994). The NNR is bounded on the west by north-west trending regional lateral faults. Along strike of these regional faults are a series of smaller, localized intersecting sub-parallel, northeast-trending, high-angle normal faults that that form grabens.

The overall orientation of down-dropped basement blocks within the NNR domain infers a rift-setting with tensional, pull-apart deformation along predominantly north-northwest fault orientations. Basement blocks are down-dropped to the south in the northern portion of the domain and down-dropped to the north in the southern portion of the domain. The Midas deposit is located near the northern extent of the NNR. At Midas, normal faults occur in both northwest and northeast orientations.

Extension during rifting was in an east-northeast to west-southwest direction. Based on the orientations of rift-related dikes and faults in the younger volcanic sequence, extension persisted until sometime after 10 million years (Ma) but before 6 Ma. At that point, a change in plate motions rotated the extension direction to a northwest-southeast orientation. Along the NNR, this change disrupted the rift and formed a series of fault-bounded, east-northeast-oriented grabens. These grabens are spectacularly exposed along the Midas trough, at the north end of the Shoshone Range (Wallace & John, 1998).

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Figure 7-2 Midas Trough in the NNR.

117°
116°30'
Snowstorm Mtns.
Tuscarora Mtns.
Midas
WCR quad
I
H
Midas trough
Getchell trend
Carlin trend
41°00'
NEVADA
Sheep Creek Range
IS quad
NNR
80
Argenta Rim
Antler Peak
Battle Mountain
MC quad
Mule Canyon
Malpais Rim
40°30'
0
10 miles
0
10 km
Shoshone Range

(Modified from Wallace et al., 1998)

The chemical composition of the volcanic and intrusive rocks varies greatly within the rift zone throughout its length. Subsequently, rocks from one mining district often cannot be correlated with those from another. Mineralization is contemporaneous with mid-Miocene volcanism. Volcanism continued into the late Miocene era frequently capping the mineralization with a thick and barren sequence of volcanic rocks.

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Gold mineralization at Midas is structurally controlled by normal faults within the NNR. The style of structurally controlled mineralization observed at the Midas Mine is typical of rift-hosted gold deposits, with epithermal bonanza-style mineralization associated with an intrusive center.

The significance of regional intrusive centers to mineralization in the NNR is not well understood. The nearest intrusive stocks to Midas are Carlin-Trend in age of 30 to 40 Ma, which is older than Midas mineralization. Regional mineralization typical of the NNR, which is epithermal bonanza-style vertical veining, sometimes occurs where there are intrusive centers, but not all of the intrusive centers in the NNR are sources of mineralization. Mafic rocks within the NNR may or may not be related to the hydrothermal mineralization. Most of the intrusions associated with mineralization at Mule Canyon, where dike contacts are key indicators for locating mineralization, are mafic in composition, but not all the mafic intrusive rocks in the NNR are mineralized. The majority of the mafic volcanic rocks in the NNR occur between the Sheep Creek Range north of Highway I-80 to south of the Shoshone Range at Fire Creek. Mafic volcanic rocks are a minor component at Hollister and Fire Creek. The southeastern-most basalt flows occur at Buckhorn. Mafic intrusive rocks within the NNR also occur as sheeted dikes as far south as the Roberts Mountains.

The vein and alteration mineralogy observed at Midas, Fire Creek, and Mule Canyon are related to the mafic host rocks. Intrusive mafic rocks associated with gold mineralization have been intersected by drilling at Midas. Eruptive centers on the western margin of the NNR produced a widespread sequence of mostly mafic to intermediate volcanic rocks observed at Midas. NNW striking normal faults are the main controlling structures for mineralization at Midas, which are observed on a regional scale in the northern part of the NNR.

7.2	Midas Mine Local Geology

The Midas deposit is the largest known high-grade Au-Ag vein deposit within the NNR. The Midas deposit belongs to a suite of middle Miocene low-sulfidation epithermal gold and silver mineralizing systems associated with magmatism and faulting along the rift. Interpretation of new 40 Argon (Ar) isotope and 39 Ar isotope dates for volcanic rocks and hydrothermal minerals related to gold mineralization and additional isotopic dates throughout the Midas region constrain the timing of volcanic, tectonic, and hydrothermal activity. The Midas hydrothermal system developed following a change from mafic-dominated bimodal volcanism and basin formation to felsic volcanism, folding, and faulting at about 15.6 Ma. (Leavitt, Spell, Glodstrand, & Arehart, 2004).

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From 15.6 to 15.2 Ma, sediments and tuffs were deposited on a relatively impermeable rhyolite flow at Midas. During this period, faulting and tilting of the volcanic edifice created pathways for hydrothermal fluids that flowed to the surface forming sinters and hydrothermal breccias. Approximately 200 thousand years after the change in volcano-tectonic regime, oblique-slip faulting took place along zones of pre-existing weakness, creating dilational zones and additional channel ways for mineralizing fluids (Leavitt, Spell, Glodstrand, & Arehart, 2004)

At 15.4 Ma, high-grade gold and silver veins formed in fault zones throughout the NNR region near Midas, depositing at least 4 million ounces (Moz) of gold and 40 Moz of silver regionally. The timing of high-grade Au-Ag mineralization is identical to the age of rhyolite intrusions whose source magma chamber likely provided the heat necessary to drive the hydrothermal system. The age of an unaltered tuff that unconformably overlies opalized sediments establishes that tilting of the units and the hydrothermal system had ceased by 15.2 Ma. The temporal and spatial coincidence of rhyolite volcanism, faulting, and high-grade mineralization may reflect the importance of contributions from deeper fluid reservoirs containing magmatic components or highly exchanged meteoric waters (Leavitt, Spell, Glodstrand, & Arehart, 2004).

Midas formed during a middle Miocene pulse of bimodal basalt-rhyolite magmatism that was widespread throughout the northern Great Basin. The Midas deposit is hosted by a deeply eroded section of Miocene volcanic rocks along the eastern margin of the NNR. Drilling in the Midas area has shown that Miocene tuffs, flows, and volcaniclastic rocks extend to a depth of at least 1.5 kilometers (km) beneath the present surface. The depth to older Tertiary volcanic rocks as well as pre-Tertiary basement beneath Midas is unknown. Ore is confined to steeply dipping, banded quartz veins including the Colorado Grande and Gold Crown veins within north-northwest–striking faults in felsic units. Unaltered rhyolite vitrophyre and ash-flow tuff top the hydrothermally altered host rocks.

Miocene stratigraphy at Midas (Leavitt, Spell, Glodstrand, & Arehart, 2004) from bottom to top overlying undivided Paleozoic rocks consists of:

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TLT - a lower tuff unit, which forms the base of the altered section of Miocene ash-flow tuffs in the district;

Tjb - The June Belle formation, which overlies the lower tuff unit and comprises a rhyolite flow-dome-tuff complex, 10 to 250 meters (m) thick;

Tep - The Elko Prince formation, which has both gradational and sharp contacts with the underlying June Belle formation. The Elko Prince formation is composed of a variety of ash-flow tuffs and volcaniclastic sedimentary rocks and has been divided into three informal members;

Tep 1 - is up to 155 m thick and consists of green-gray poorly welded lithic-crystal ash-flow tuff that contains clasts of basalt, welded tuff, banded rhyolite, and pumice;

Tep2 - is an intermediate member composed of gray carbonaceous lacustrine, volcaniclastic sedimentary rocks, is laterally discontinuous and up to 30 m thick;

Tep3 - the upper member is composed of light-green lapilli tuff that has undergone little to no welding;

Tepu - a fine-grained, white, sanidine-rich air-fall tuff overlies Tep 3 in some areas; and

Tes - sediments of the Esmeralda formation, 85 to 260 m thick, consist of an alternating sequence of tuffaceous and carbonaceous lacustrine sedimentary rocks, pebble conglomerates, and fine-grained amygdaloidal tuffs that form five distinct informal members, Tes1 through 5.

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Figure 7-3 Stratigraphic Section at Midas.

15.23 ± 0.10 Ma
15.40 ± 0.09 Ma
15.63 ± 0.12 Ma
15.9 ± 0.3 Ma
16.0 ± 0.2 Ma
15.60 ± 0.09 Ma
Au-Ag quartz vein
15.37 ± 0.09 Ma
15.30 ± 0.08 Ma
Clastic dike
Tbg - basalt and basaltic andesite dikes, sills, and flows
Trdf-unaltered rhyolite ash-flow tuff
Ts-sinter and opalized breccias
Tts-tuffaceous siltstone and tuff
Tri-rhyolite dikes
Trp-rhyolite porphyry
Trf-rhyolite flows and tuff
Esmeralda Formation
Tes 5-siltstone and tuffaceous sandstone
Tes 4-amygdaloidal tuff
Tes 3-carbonaceous siltstone
Tes 2-amygdaloidal tuff
Tes 1-carbonaceous siltstone with basal pebble conglomerate
Elko Prince Formation
Tepu-airfall tuff
Tep 3-lapilli tuff
Tep 2-carbonaceous laminated siltstone and sandstone
Tep 1-lithic tuff
June Bell Formation
Tjb-rhyolite flows, domes, tuff and vitrophyre
Lower Tuff
Tlt-lapilli, lithic, and welded and non-welded tuffs

(Modified from Goldstrand and Schmidt, 2000, cited in Leavitt et al., 2004.)

Numerous mafic sills and dikes intrude, and flows are interbedded within, the felsic volcanic and volcaniclastic section described above, and are named Tbg. Peperites (a sedimentary rock that contains fragments of igneous material and is formed when magma comes into contact with wet sediments) grade laterally into a feature described locally as a clastic dike. The clastic dike is sub-parallel to a north-south–striking fault that contains the Colorado Grande vein. Emplacement of the clastic dike apparently was controlled by this fault.

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The structural setting of the Colorado Grande vein was provided in a laterally and vertically persistent, north-south to N30°W-striking, steeply northeast dipping normal fault. The Gold Crown vein formed in a steeply northeast dipping, N 50° to 60° W-striking fault that splays into the footwall of the Colorado Grande vein on the Midas fault. Other fault splays of similar orientation in the hanging wall host additional veins (Leavitt et al., 2004). The Midas fault is the principal structure in the mine and dips typically exceed 70o to the southwest and northeast. Late lateral shear movement in the Midas fault created northwest (NW) dilational openings that have been in-filled by the Colorado Grande vein. The Gold Crown, Discovery, and Snow White veins to the northwest are all extensional veins, differing in character from the Colorado Grande.

The Colorado Grande and Gold Crown veins formed during multiple episodes of deposition and brecciation. Early silica flooding and brecciation of the wall rocks was followed by deposition of banded veins, several centimeters to several meters wide, which comprise high-grade ore. Dark bands variably enriched in electrum naumannite, chalcopyrite, pyrite, sphalerite, and minor galena, aguilarite, and marcasite alternate with quartz-, chalcedony-, adularia-, and calcite-rich bands (Leavitt et al., 2004).

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The alteration assemblages at Midas show zonation centered on the main veins. Weak propylitic alteration occurs at distances greater than 400 m from the veins. Minor veining and partial replacement of phenocrysts and groundmass by chlorite, calcite, minor smectite (predominantly montmorillonite), and a trace of pyrite characterize this alteration (Leavitt, Spell, Glodstrand, & Arehart, 2004).

In summary, the structural geology of the district as follows;

•	There are three general stress regimes responsible for the fault geometries and mineralization in the Midas district:

o	Generally NW-striking normal faults compose an orthorhombic system that is consistent with the regional mid-Miocene strain field, not local magma chamber inflation or caldera formation.
o	These faults were then re-activated under a transient change in the stress field that coincided with gold deposition. Return to normal faulting followed.
o	Data collected to date indicate that the late Owyhee faults comprise a normal fault system, rather than a left lateral one.

•

Application of a structural model in the periphery of the district will be hampered by the high-level of exposure in the system known to have blind veins. Growth faults at this level may display minimal displacement, much of which may be post-mineral.

Improved mapping of the outlying areas, in concert with Controlled Source Audio Frequency Magnetotellurics Testing (CSAMT), will likely become the primary targeting tools outside the main district (Postlethwaite, 2011).

The Midas fault, host to the Colorado Grande vein, is the principal structure in the mine. It strikes approximately N15°W and forms a structural high or arch within the district. Closure of rock exposures to the south, and general convergence of bedding strike on the west and east sides of the arch to the south, indicate a shallow southerly plunge. East side down, apparent normal movement, exceeds 1,000 feet based on drill hole information. Left lateral shear movement along the Midas fault has created northwest oriented, dilatant openings within the Colorado Grande vein that typically host high grade mineralization. Owyhee structures orientated N65°E are post to syn-ore deposition, as the Colorado Grande (Midas Fault) is displaced along the Northern and Southern Owyhee. These Owyhee structures result from the most recent basin and range extensional structural regime (Graf, 2013).

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8	Deposit Types

8.1	Alteration and Mineralization

On a general scale, the hydrothermal system and subsequent mineralization developed at Midas is currently interpreted as a low sulfidation, epithermal precious metal vein system as part of a larger magmatic system at depth. A model of this type of system shows how loss of volatiles from magmas at depth forms large porphyry deposits adjacent to the intrusions (Figure 8-1). If structural and / or hydrologic conditions exist, then metal-rich magmatic fluids would migrate upward and outward to form a low sulfidation epithermal deposits (Saunders, 2006). That is the type of system believed to have deposited Au-Ag at Midas.

Mineralization at Midas appears to be part of a convective system related to emplacement of a mineralizing intrusion at depth. In this schematic model, contacts, faults, and fractures likely provided conduits for fluids to migrate to the surface and vent as a hydrothermal hot spring sinter. As the hydrothermal fluids cooled, siliceous minerals precipitated and formed the cap.

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Later oxidation of the upper part of this hydrothermal system likely occurred due to convection of a localized plume of low acidity (pH) groundwater. This oxidation effect altered the host rocks under the silica cap to an assemblage of clays, zeolites, and iron oxides.

Midas has the attributes of epithermal mineralization including mineralized structural conduits that extended to the paleo-surface, locally; there are remnants of a siliceous sinter cap from hot spring emanations, multiple alteration styles, an epithermal vein-alteration suite, open space vein-fill within actively rupturing fractures with volcanic textures, and bonanza-grade gold-silver deposition in a boiling-zone horizon.

A chronology of magmatic and hydrothermal events leading to mineralization (Leavitt, Spell, Glodstrand, & Arehart, 2004) at Midas include:

The Midas hydrothermal system developed after mafic volcanism waned and during rift-related felsic-dominated volcanism. The documentation in published literature of a close spatial association of mineralization with felsic volcanism suggests that felsic intrusions provided a heat source to drive convection of hydrothermal fluids and possibly provided metals or other components.

Gentle tilting and faulting during the felsic-dominated volcanism provided plumbing for fluid flow. Gently dipping flows of the relatively impermeable red rhyolite (Trf) near the paleo-surface probably formed a cap to the hydrothermal system that was breached locally by normal faults. Normal faults facilitated fluid up-flow.

Shallow lakes were present in the vicinity of Midas during formation of the host rocks. During hydrothermal activity, water from the lakes probably recharged the meteoric water-dominated system.

The nearly synchronous deposition of high-grade selenium and Au-Ag–rich veins throughout the Midas area suggests that the metals were derived from the same hydrothermal system and that common depositional mechanisms were in place. At Midas, the thickest portions of high grade veins occur in dilational zones created by oblique-slip motion along a north-northwest to northwest-striking fault system. Evidence of coeval faulting and high-grade mineralization suggests that seismic events may have triggered movement along pre-existing zones of weakness related to the margins of the NNR with release of fluids from deeper hydrothermal reservoirs. The presence of bladed calcite and adularia in gold-bearing quartz veins are indicative of boiling, possibly caused by the decreased pressure along faulted pathways.

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On a more detailed scale, Midas is a low-sulfidation epithermal gold and silver vein deposit with Ag:Au ratio increasing to the east of the main veins (current veins 10:1 ratio). The mineralization is hosted in the bi-modal volcanic rocks of the Northern Nevada Rift. Gold and silver selenide mineralization occurs within open-space filling veins consisting of banded quartz, adularia and calcite. Veins in the Midas mine are surrounded by broad envelopes of prophylitic alteration consisting of dark green chlorite, calcite, epidote, and pyrite.

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9	Exploration

9.1	Historical Exploration

Newmont utilized analysis from CSAMT to target district-wide veins at depth. The CSAMT surveys helped Newmont define district structures across the Midas District in conjunction with surface mapping and analysis of previous drilling data. Resistive anomalies defined distinct structures and near surface silicification commonly associate with veining at depth.

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9.2	2011 to 2012 Drill Target Selection Methodology

Fourteen of sixteen drill targets were drilled from 2011 through 2012 by Newmont. Four areas were identified for further near-term work during that time. Recent intercepts include:

Opal Hill - DMC-00251 = 7.3ft at 0.073Au / 0.126Ag;
Grant Jackson/Missing link - DMC-00226 = 5.0ft at 0.249Au / 0.028Ag
Redscrabble - 31ft at 0.041 Au / 0.128 Ag; and

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Hardscrabble - DMC-00232A = 14.1 ft at 0.068Au / 4.66Ag.

A summary of the 2011 to 2012 drilling results is listed below (Graf 2013):

Midas drill targets were ranked using the following data sets.

1.	Soil and Rock Chip Geochemistry – As, Hg, and Sb anomalies;
2.	Surface mapping – Large mapped fault structure with favorable orientation;
3.	Geophysics – Controlled source audio-frequency magnetotellurics (CSAMT) anomaly
4.	Epithermal model – Does above data suggest veins at depth?

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Results of the 2011 to 2012 drilling of fourteen out of sixteen targets are summarized below: (Graf, 2013)

Opal Hill - One core-tail was drilled in the Opal Hill target during 2012 to test a CSAMT anomaly and previously drilled high grade reverse-circulation (RC) intercepts. Mapping in this area has defined opalization, potential eruption breccias and drill hole geochemical signatures of a high-level epithermal system; indicating probable mineralization at depth. It was recommended to drill two holes at various depths along this fault to further define the potential for “bonanza” grade Au veins at depth.

Red Scrabble - Two core-tails and one RC hole were drilled in the Red Scrabble area in 2012. These holes originally targeted the northwest (NW) striking Hard Scrabble fault, but drilling intercepts have led to a new interpretation of the structure. The Red Scrabble fault appears to be the northern extension of the Hard Scrabble fault, but offset along the Southern Owyhee Fault. It was recommended to drill two more holes into this structure (500 feet above and below Au intercept) to determine where bonanza veins could be located in this fault.

Grant Jackson / Missing Link - Six core-tail holes were drilled in the Grant Jackson-Missing Link area in 2012. These holes were drilled to test veins at depth. There is limited drilling on these targets below 5,200 ft due to this being the conceptual ore horizon throughout the Midas District. This new drill hole data suggests there is still potential for “bonanza” grade veins at depth. The Missing Link Vein has limited drilling. This new intercept suggests that the vein maybe striking NW, which may make it a southern extension of the Midas Trend Vein. It was recommended to drill one hole on each of these veins in 2013, a deep hole on Grant Jackson to test depth, and one hole on Missing Link to test strike.

Hard Scrabble - Three core-tails and one RC hole were drilled in the Hard Scrabble target during 2011-2012 to test a CSAMT anomaly and previously drilled high grade intercepts. Geology and mineralization suggest this structure horsetails as it moves to the south. There is some inconsistency in logged chips from 2002 to present. These chips and core should be re-logged. It was recommended to drill two holes 200 feet deeper along this fault to the north to further define the potential for “bonanza” grade Au veins at depth.

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Golden Belle target - Four core-tail holes were drilled in the Golden Belle area in 2011 and three core-tail follow-up holes were drilled in 2012. Five holes were previously completed in the mid 2000’s, intercepting higher grade Ag. These more recent holes were drilled to test for higher grade gold at depth. Due to inconsistency in logging of core and chips, a cross section was not constructed until geologic units can be determined. It was recommended to re-log RC drill chips to provide consistency within this structural zone. If questions still remain on lithologies, a litho-geochemical study should be completed to determine chemical identities of Midas geologic units to aid in district wide RC logging.

Eastern Star - One core-tail and two RC holes were drilled targeting the Eastern Star fault in 2011. Mercury (Hg) anomalies in this area suggest the gold/silver system is below the Hg anomaly. The holes were drilled to test for “bonanza” grade veins at depth. The deepest hole appears to have missed the interpreted structure and one follow-up RC hole was recommended to test this structure at depth.

Red Bluff - One core hole was drilled into the Red Bluff fault in 2011. This hole was drilled with an underground U-8 rig due to pad restriction size and shallow angle of the drilled hole. A weak fault zone with quartz was encountered 985 feet down hole, which corresponds with the west dipping Red Bluff fault. This area has the potential to host Au mineralization, but no drilling was recommended in this area.

Fe Oxide fault - Two RC holes and two core-tails were drilled into the FeOx target during 2011-2012 to test a CSAMT anomaly and surface mapped fault. The two RC holes were drilled into the footwall (FW) of the fault and the two core tails crossed the fault. The fault contact was Tep1/Tess, indicating significant offset, however, there was no Au or vein mineralization present within the fault. There are weak anomalies of arsenic (As) along the fault. No drilling was recommended in the FeOx area.

Astralagus - One core-tail and one RC hole were drilled into the Astralagus target during 2012 to test a CSAMT anomaly and surface mapped fault with Test hanging wall (HW) and Tep1 FW. This is similar to offset seen to the south in the FeOx area. There was no Au or vein mineralization present within the fault. No significant geochemical anomalies were found within the drill holes. No drilling was recommended in the Astralagus area.

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Mill Hill - One RC hole was drilled into the East Squaw Creek Fault during 2011 to test a CSAMT anomaly. This hole had no Au or geochemical anomalies, and no fault structures were encountered. No drilling was recommended in the Mill Hill area.

Homestead Two core-tail holes were drilled in the Homestead area during 2011-2012. These holes were drilled about 500’ and about 1,500’ north of the limit of underground drilling along the Homestead Vein. The furthest north underground intercept along the vein assayed 1.0 foot at 0.119 Au and 47.80 Ag. Both of the holes crossed the modeled structure, however returned no significant intercepts. No drilling was recommended on this vein structure until further mining occurs development along the East Veins.

Colorado Norte / Hoodoos - One core-tail and one RC hole were drilled into the Colorado Norte/Hoodoo’s faults during 2011-2012 encountering a fault structure (repeated section suggesting down drop to the west) filled with a mafic dike. There was no Au anomaly, but significant anomalies in As, Hg, and stibnite (Sb), suggesting high level mineralization. One hole was drilled into the Hoodoos fault structure. This hole had no Au or geochemical anomalies, and no fault structures were encountered. It was recommended to drill below the anomalies in the Colorado Norte area, but due to the lack of Au encountered it was not considered a priority. No drilling was recommended for the Hoodoos area.

Eastern Sleeper - One RC hole was drilled into the Eastern Sleeper fault to test a CSAMT anomaly. This hole had no Au or geochemical anomalies, and no fault structures were encountered. No drilling was recommended in the Eastern Sleeper area.

Saddle - One RC hole was drilled into the Saddle fault to test a CSAMT anomaly. This hole had no Au or geochemical anomalies, and no fault structures were encountered. No drilling was recommended in the Saddle area.

In summary: Fourteen drill targets were tested over the last two years after careful review of geologic and geophysical attributes. Four areas have the potential for large Au deposits which require follow up drilling. They include:

1.	Opal Hill
2.	Red Scrabble
3.	Grant Jackson/Missing link

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4.	Hard Scrabble

Additionally, re-logging of RC chips and core at Golden Belle were recommended to further refine that promising target.

9.3	Klondex’s 2014 Drill Plan

“The Midas Exploration team has adopted the low-sulfidation epithermal model in Figure 8-1 in aiding the discovery of the next large (> 1 million ounces) low-sulfidation vein system within the Midas District. This model information, coupled with a geochemical study on the Colorado Grande Vein, has increased the understanding of the depth to “bonanza” grade ore along vein systems. Two conclusions have been adopted to understand zoning within the mineralization systems:

1.

Arsenic is relatively enriched above the ore body. Arsenic values ranging from 0-10 parts per million (ppm) indicate a position below the ore body; values ranging from 10- 25 ppm indicate a position within the ore body; and values ranging from 25 to over 100 ppm indicate a position above the ore body.

2.

Base metal enrichment with depth is not recognized. However, Cu is somewhat enriched at depth, where values ranging from 150 to 200 ppm occur below the ore body; values ranging from 50 to 150 ppm occur within the ore body; and values ranging from 0 to 50 ppm occur above the ore body.

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Drilling along these four exploration targets to further define location of bonanza-grade mineralization is recommended:

Opal Hill;
Grant Jackson / Missing Link;
Redscrabble; and
Hardscrabble.

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6000 AMSL
A
A'
Missing Link Vein
Grant Jackson Vein
DMC-00229A
DMC-00228
Tep3
Tep1
1.8' @ 0.634Au /4.7Ag = 0.724 AuEq
Includes 0.9' @ 1.12 Au (VG)
5000 AMSL
Tjb
9.9' @ 0.048Au / 0.644Ag = 0.061 AuEq
Includes 2.9' @ 0.107 Au
Tbg
Recommended 2013 Drill Holes

(Graf 2013)

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10	Drilling and Sampling Methodology

10.1	Drill Core Sampling

In November 2013, authors of this report visited the Midas site but did not observe any drilling or sample recovery. The procedures used have been summarized from interviews with the Midas technical staff that have been employed at Midas by both Newmont and Klondex. These procedures are as follows:

1.

Handling of the drilled core from the station includes drilling with a Diamec U8 core rig (other types of drill rigs have been used in the past). Drillers label core box lids with a unique Bore Hole Identification number (BHID, which includes the year), box number, and drilled interval. Drillers put the core in with top of drilled sequence leading the run in the box and end of drilled interval ending the run in the box. Drillers label the end of the run to the nearest one tenth of a foot, and measure and record the recovery in feet on wooden blocks, which are put at the end of the drilled interval;

2.	Drillers stack full core boxes on a pallet in numerical order; and

3.

Drillers or geotechnicians either deliver the pallet to surface or take a partial delivery of core boxes in the back of their motorized underground personnel vehicle. They leave the pallet of core boxes (or individual core boxes on a spare pallet) at the core logging facility.

Collar locations and downhole surveys were conducted by Newmont staff with Newmont equipment, and the data uploaded directly into acQuire.

Channel samples along production drifts were also incorporated into this mineral resource estimate. The channel sample locations are stored as “synthetic drill holes” in acQuire in order to utilize them spatially with software (northings, eastings, elevations, azimuth, dip, and length). The northing, easting, and elevation of the samples were derived from Vulcan after geologists digitized the channel sample locations into the digital underground drift asbuilt survey. The channel sample locations were not survey points that can be verified by the author, but the asbuilts are derived from surveys.

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It is not known by the authors what percent of core recovery Newmont experienced at Midas.

Material from split core, rejects, RC chips, and pulps were stored by Newmont onsite within a fenced and protected facility.

Newmont logged core utilizing electronic tablets and uploaded data directly into acQuire.

Newmont’s logging protocols for core have not been reviewed by the authors.

10.2	Face Sampling

Face sampling methodology at Midas by Newmont geologists is typical of narrow vein mining operations. The geologists collected material from the face by hand with a rock hammer to chip off multiple fragments in the face across the vein and wall rock representing all material from a variety of features, such as silicified patches, oxidized breccias, vug-fill, free gold, etc. The Newmont geologist collected various features proportionately within a measured zone for one sample as follows:

1.	Before sampling and mapping a face, the geologist washed the face with water from a hose to expose the vein, structures such as faults, and alteration and to remove contaminants from the blast;

2.	Sampling and mapping followed the wash;

3.	Three samples were collected from the face: left wall rock, vein, and right wall rock from left to right. The area sampled was from the sill to the extent of reach by hand;

4.	Samples consisted of chips removed by rock hammer into a bag, which was slipped inside a bucket;

NOTE: A geologist pre-labeled the bags on the surface during pre-shift with a bar-coded sticky label, which was also stapled on. Additionally, the geologist also labeled the bags with a permanent magic marker.

5.	All samples had a three letter prefix followed by a six digit number: KSF000000 = channel sample;

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6.	After the sampling procedures were completed, the geologist mapped the face and recorded vein widths, sample locations, and structural features in hand-written notes on a face sheet;

7.	The geologist marked the vein margins, structures, face heading, and distance with spray paint on the wall rock;

8.

The geologist took the bagged samples to the geology office and hand-entered data into a central Excel spreadsheet including SampleID, face distance, date, geologist name, sample widths, and a geologic description of the sample;

NOTE: The location of the sample channels are measured from known points along the drift alignment and posted on face sheets and plan maps. Location sheets are then scanned. Channel locations (faces) are digitized with Vulcan Software. Channel collar eastings, northings, and elevations are obtained using Vulcan software. Individual sample widths are obtained from mapping at the time of sampling. Channel location coordinates are exported from Vulcan into CSV (comma-separated values) formatted collar files. Sample width values are hand entered into CSV formatted sample files with assay results pasted from laboratory reports. The channel sample files are then imported into Vulcan Software and modeled as synthetic drill holes using the eastings, northings, elevation, width, and assay values.

9.	All samples collected within a twelve-hour shift were entered into a sample submittal form, which was saved on the company server;

NOTE: QAQC samples were not inserted in the channel sample stream at Midas. Channel sample assays were performed at Newmont’s Twin Creeks laboratory rather than an independent assay lab. Twin Creeks analyses production and grade control samples for Newmont’s other western Nevada mines. The past production history of over 2 million gold ounces from the Midas Mine supports the validity of the channel samples and the authors believe that they are accurate.

10.	The samples were sent to the assay lab after every twelve-hour shift.

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11	Sample Preparation Analysis and Security

11.1	Core Sample Preparation

Core sampling procedures related herein have been summarized from interviews with Midas geology staff, as follows:

1.

The core boxes were lifted onto a rolling counter to the left of the splitter machine. The splitter machine was in front of the geotechnician (geotech). A cloth sample bag in a bucket was placed on the floor at the feet of the technician for the prepped sample material.

2.	It is not known by the authors how sample bags for split core were labeled. However, Newmont utilized a bar coded system at Midas, and the labels may have been bar coded .

3.	The Geotech split the core to approximately 50% of the sample bisecting veins equally.

4.	The left half of the split was returned to the core box, the right was dropped into the sample bag.

NOTE: RC splits were sent to ALS for assaying.

5.	When the single sample interval had been bagged, the full sample bag was tied shut and stacked in numeric order on the floor by the door.

6.

The geotech assembled the standards and blanks into corresponding sample bags which were labeled according to the cut sheet. It is not known by the authors how the standards and blanks at Midas were derived.

7.

When an entire drill hole had been completely split, the bags of sample were stacked inside a large, open, plastic bin outside the core facility. The entire bin of samples was picked up and delivered to ALS by the lab driver;

8.	QAQC samples were bagged and labeled by geotechs. When the driver from ALS arrived, he was given these samples to accompany the samples from the corresponding drill hole;

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9.	The reserved halves of core were kept in core boxes and extra RC chips in sample bags and were stored on site at Midas.

10.	The geotech notified the geologist when a hole was ready to be sent to ALS.

11.	An electronic sample submittal sheet was generated and given to the truck driver for ALS.

11.2	Channel Sample Preparation

The following outlines the channel sample preparation methodology.

1.	Channel samples at Midas were bagged on site at the face.

2.	Full bags were brought to the Geology office.

3.	QAQC materials were not inserted into the channel sample dispatch.

4.	Channel samples were delivered to Newmont’s Twin Creeks lab every twelve- hour shift.

11.3	Sample Analysis Protocol

Sample analysis protocols at Midas were not reviewed by the author for this report.

11.4	Sample Security Measures

Not reviewed by the authors for this report.

11.5	Quality Control Measures

Newmont geologists routinely inserted blind standards and blanks with the drill core samples submitted to ALS for assaying. These standards and blanks were selected from an inventory of QA/QC materials maintained by Newmont at their Nevada operations. The authors have reviewed the gold assay QA/QC performance only for the drill core submitted to ALS from drill holes that penetrated the eastern veins. The silver QA/QC data for the drill core was not reviewed, and the gold and silver QA/QC data for the channel samples was also not reviewed by the authors.

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The performance of standard samples submitted with drill core to ALS is summarized in Table 11-1 below, and graphical results for individual standards are presented in Figure 11-1 through Figure 11-6. All of these results are within acceptable statistical limits with the exception of standard GVL. The value for standard GVL of 0.0049 gold opt is below the detection limit for the assay method employed by ALS on the Midas drill core samples, and the discrepancy is insignificant.

Table 11-1 Standard Performance Summary

	Standard
Standard	Value	Count	Mean	Std dev	Tstatistic	t 0.95	Comment
GO1	0.377	2	0.387	0.002	6.333	-12.706	Accept
GVL	0.00049	68	5.88E-06	3.4E-05	-117.268	-1.668	Detection Limit
LUB	0.422	9	0.416	0.01	-1.884	-2.306	Accept
MDS1	2.77	9	2.809	0.053	2.22	-2.306	Accept
MS7	0.079	22	0.078	0.003	-1.99	-2.08	Accept
PR6	0.013	10	0.013	0.001	0.185	-2.262	Accept

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Figure 11-2 Standard GVL Assay Performance

0.0006
0.0005
0.0004
0.0003
0.0002
0.0001
0.0000
Au opt
1/7/2010
3/7/2010
5/7/2010
7/7/2010
9/7/2010
11/7/2010
1/7/2011
3/7/2011
5/7/2011
7/7/2011
9/7/2011
11/7/2011
1/7/2012
3/7/2012
5/7/2012
7/7/2012
chronological order
AU_FA_OPT
Sample Mean
Standard Value

Figure 11-3 Standard LUB Assay Performance

0.430
0.425
0.420
0.415
0.410
0.405
0.400
0.395
0.390
0.385
0.380
Au opt
1/7/2010
2/7/2010
3/7/2010
4/7/2010
5/7/2010
6/7/2010
7/7/2010
8/7/2010
9/7/2010
10/7/2010
11/7/2010
12/7/2010
1/7/2011
2/7/2011
3/7/2011
4/7/2011
5/7/2011
6/7/2011
chronological order
AU_FA_OPT
Sample Mean
Standard Value

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Figure 11-4 Standard MDS1 Assay Performance

2.95
2.90
2.85
2.80
2.75
2.70
2.65
2.60
Au opt
1/7/2010
2/7/2010
3/7/2010
4/7/2010
5/7/2010
6/7/2010
7/7/2010
8/7/2010
9/7/2010
10/7/2010
11/7/2010
12/7/2010
1/7/2011
2/7/2011
3/7/2011
4/7/2011
5/7/2011
6/7/2011
7/7/2011
8/7/2011
9/7/2011
chronological order
AU_FA_OPT
Sample Mean
Standard Value

Figure 11-5 Standard MS7 Assay Performance

0.100
0.095
0.090
0.085
0.080
0.075
0.070
0.065
0.060
0.055
0.050
Au opt
1/7/2010
3/7/2010
5/7/2010
7/7/2010
9/7/2010
11/7/2010
1/7/2011
3/7/2011
5/7/2011
7/7/2011
9/7/2011
11/7/2011
1/7/2012
3/7/2012
5/7/2012
7/7/2012
chronological order
AU_FA_OPT
Sample Mean
Standard Value

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11.6	Opinion on the Adequacy of the Sampling Methodologies

Newmont staff at Midas have shown a solid understanding with regard to management of the drilled core and associated digital data. The methods of handling the drilled material both physically and electronically are acceptable for use in an analysis of the mineral resource, however, there exist system improvements that should be implemented in the future as Klondex assumes operation of the Project.

11.6.1	Sampling Protocol Issues

There are no known issues with sampling protocol by Newmont at Midas.

11.6.2	Standards and Blanks Performance Issues

There are no known quality assurances or quality control issues with sampling protocol by Newmont at Midas. Klondex should implement a program of inserting standards and blanks in the channel sample stream similar to that used by Newmont for drill core.

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12	Data Verification

12.1	Data Validation Procedures

In March 2014, QP, Michele White, commenced review of Newmont drilling and channel sample data and protocols for Midas. This review was performed for verification purposes to allow the Newmont datasets to contribute to evaluation of the mineral resource estimate provided. This validation addresses assay results from drilled material and channel samples from production drifts.

Midas geologists provided specific datasets for validation derived from the Newmont acQuire database for use in resource modeling. The authors analyzed a random population of datasets representing 5% of the total samples produced from drilled and channel material used in the resource estimate.

In addition to verifying gold and silver values for sampled material derived from drilling at Midas, this validation also reviewed general technical data related to sampling, such as the location of the drill hole collars and the downhole survey data per sampled interval. Geologic logs were also reviewed to validate the data to be used as part of the geologic modeling for shaping and projecting trends of the veins for resource estimates. The only datasets available for tracing channel samples to original data were face sheets for reviewing sample interval and geology. There were no assay certificates provided to the authors from an outside laboratory to validate the channel samples’ gold values because the channel samples were processed in-house at the Newmont Twin Creeks laboratory and the results uploaded from the assay Laboratory Information Management System (LIMS) directly into the Newmont acQuire database system.

Specific technical dataset audits were compared for direct correlation, record-by-record, between the original source data and the March 2014 exported tables from the acQuire database used for resource estimation. The scale of detailed examination record-by-record produced a positive data validation covering 5% of the data used in the resource estimate that was derived from Newmont’s acQuire database, which upholds the integrity of the assay values for use in the resource estimate.

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12.2	Datasets Submitted for Evaluation

Two datasets and related source files for estimating the resource were reviewed by the authors: drilling and channel sampling. Specific details of the sampled material include review of:

•      Collar locations: raw collar survey reports for 22 out of 424 (about 5%) of the drill holes used in the resource estimate. (There were no survey records provided for the channel samples.) Exported csv files from Newmont’s acQuire;

•      Downhole survey: raw downhole survey reports for 22 out of 424 (about 5%) of the drill holes used in the resource estimate. Exported csv files from Newmont’s acQuire database;

•      Lithology: electronic geological logs for 22 out of 424 (about 5%) of the drill holes used in the resource estimate and face sheets with geology for 35 out of 696 (about 5%) of channel samples used in the resource estimate. Exported csv files from Newmont’s acQuire;

•      Sample intervals: Newmont electronic cut-sheets with SampleID and sample intervals for 5% of the drill holes used in the resource estimate and face sheets for 5% of the channel samples with SampleID and sample intervals used in the resource estimate; and

•      Assays: original ALS PDF assay result certificates for 5% of the drill holes used in the resource estimate. Exported csv files from Newmont’s acQuire database and from Practical Mining’s ISIS database. There are no assay certificates for the channel samples.

Table 12-1 summarizes the numbers and percent of drilling and channel samples reviewed for this report.

Table 12-1 Data Review Summary

	Total samples	Collar XYZ,	Downhole	Sample	Sample	Sample assay
	utilized in	Az, Dip, TD	survey records	lithology	intervals	certificates
Datasets for:	resource	reviewed	reviewed	reviewed	reviewed	reviewed
Drilled samples	424	22	22	22	22	22
Channel samples	696	0	N/A	35	35	0
Totals	1120	22	22	57	57	22
Percent of population reviewed:		2%	2%	5%	5%	2%

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12.3	Collar Location Checks

The authors reviewed 22 of Newmont’s collar survey reports provided by Klondex for 5% of the drill holes utilized in this resource estimate and found a 100% match between the original reports values and the acQuire database for easting, northing, elevation and depth. It is unknown to the authors in which datum the original surveys were collected or if the data was subsequently re-projected in acQuire. There were no channel sample surveys, but the location of the samples fits the surveyed asbuilts in Vulcan without any manipulation of data.

In summary, the authors observe a positive correlation in a chain of custody from original survey reports to acQuire for drill holes and for channel sample locations based on their projection in Vulcan to asbuilts.

12.4	Down hole Survey Checks

The authors reviewed 2,231 original down hole survey records from International Directional Services (IDS) for 22 drill holes against the records in Newmont’s acQuire database (five percent of the total down hole survey record population used in the resource estimate). There were 2,121 direct matches and 110 records with discrepancies in the azimuth uniformly off by 10 degrees in the drill hole MUC-01889. The azimuth of that hole is not expected to impact the resource estimate. In summary, 5% of the down hole surveys in Newmont’s acQuire database were matched with original down hole survey records, demonstrating reliable data integrity.

12.5	Lithology Review

From the 424 drill holes utilized in this resource estimate, 22 (or about 5%) of the geological logs were randomly selected and reviewed by the authors. From the 10,217 lithology records for drilled material used in the resource estimate, 10,211 lithology records were directly matched to logs and 6 of them were non-matches. The non-matches resulted from the inclusion of blank values in the acQuire database, whereas the logs had lithology values. In these cases, the lack of a lithology code has no bearing on the geologic model utilized as the basis of this resource estimate.

Of the 696 channel samples used in this resource estimate, 35 (about 5%) of the geological summaries in original face sheets were reviewed by the authors. There were 107 total geological records reviewed in the selected dataset with only 2 discrepancies, one of which was a lack of value in the acQuire database whereas the face sheet noted a formation type, the other had the value of GH in the database and GP in the log. The discrepancies do not affect the geological model utilized in the March 2014 resource estimate.

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In summary, Newmont’s acQuire database shows excellent correlation with the original electronic geological logs.

12.6	Sample ID and Sample Interval Checks

The drill hole sample records in the Newmont acQuire database exports are sorted by their sampling interval and do not include SampleID in the tables. From the 424 drill holes utilized in this resource estimate, 22 (or about 5%) of the sample intervals in original cut sheets were randomly selected and reviewed by the authors in comparison to the Newmont acQuire database exported tables. From the 3,082 records reviewed for drilled material used in the resource estimate, 3,079 sample intervals were directly matched to the cut sheets, but 3 records in the acQuire database were not included in the cut sheets. The latter are samples at the end of MUC-02242 and do not adversely affect this resource estimate. The sample intervals correlate well between the cut sheets and the acQuire database.

Of the 696 channel samples used in this resource estimate, 35 (about 5%) of the sample intervals and SampleIDs in original face sheets were reviewed by the authors. There were 107 total records reviewed in the selected dataset with 100% direct correlation between the face sheet and the acQuire database.

In summary, Newmont’s acQuire database shows excellent correlation with the sample intervals in the corresponding original cut sheets.

12.7	Assay Certificate Checks

The authors compared assay values for samples from 22 drill holes in Newmont’s acQuire database to the original PDFs of certified assay results from ALS, which is about 5% of the total drill holes utilized in this resource estimate. There was one discrepancy in MUC-02181. The Newmont acQuire database has a silver value of 156.22 opt Ag for sample interval 527.7 to 526.5, whereas the assay certificate has 116.5. The gold values match for this sample interval. It is possible that this sample, due to its high grade, was resampled and the later assay certificate is the source of the larger silver value. In any case, both values contribute equally to the resource estimate, and this discrepancy is not considered an issue by the authors.

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There were no assay certificates provided for the channel samples. This material was processed in Newmont’s own laboratories, and their LIMS uploaded assay results directly into acQuire without generating individual reports. Due to the excellent correlation between drilled sample results and the acQuire database, the methodology for uploading data from LIMS to acQuire is probably excellent, though a review of Newmont’s laboratory results or external audit of their lab has not been evaluated by the authors for this report.

In summary, the Newmont acQuire database demonstrates excellent correlation with the original assay certificates for drilled material; but the assays for channel samples are reliant on supposing that the Newmont in-house laboratory produces accurate assay results. The upload of Newmont’s LIMS data to acQuire is probably seamless.

12.8	Format Conversions

Gold and silver assay results from ALS are reported to Newmont in both opt and in ppm. Newmont directly imported the assay values into acQuire and relied on acQuire to automatically adjust the units.

12.9	Newmont acQuire Database Compared to the ISIS Database

In March 2014, QP, Michele White analyzed exported tables of data from Newmont’s acQuire database and copies of original documents specific to supporting a chain of custody and validation of data utilized in this resource estimate for Midas. Then, the validated Newmont datasets were cross-checked against the ISIS database used for modeling. There was a 100% direct correlation between Newmont’s acQuire database and the ISIS database used for the resource estimate, because acQuire exported tables of data for collar locations, downhole surveys, lithology, and assays with sample intervals are ISIS formatted tables, which were then directly uploaded into Vulcan for the resource estimate without any data manipulation.

In summary, all of the ISIS records of data utilized in this resource estimate exactly match the source: Newmont’s acQuire database.

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12.10	Summary of Database Verification

The ISIS database utilized for the this resource estimate complies with standards prescribed by CIM protocol.

In summary, 5% of each data set (with the exception of channel assays) under review was verified against original source data as listed above for accuracy. The authors consider that the validation work for this report is at a sufficient level to allow the use of the database in a CIM mineral resource estimate. In particular, the accuracy of the assay database has been quantified by independent review for 5% of the assay results utilized in the ISIS database by direct correlation with scanned assay certificates from accredited laboratories. The author’s verification of the results indicates there is no significant grade bias in the primary laboratory data.

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13	Mineral Processing and Metallurgical Testing

The Midas Mill has been in operation since 1998 and has successfully recovered over 2,220,000 ounces of gold and over 27,300,000 ounces of silver.

13.1	Midas Mill

The Midas Mill uses conventional leach technology and Merrill Crowe precipitation, with gravity concentration after crushing and grinding. A complete process description is given in Section 17.

13.2	Mineralogy

As the Midas underground mine has matured, production has shifted from the Main Veins to the East Veins. The metallurgy of the East Veins is more complex and has been the focus of metallurgical testing in recent years.

13.2.1	Main Veins

Main Vein mineralization contains free-milling gold, associated with silver in electrum. Small amounts of silver associated minerals also contain recoverable silver values.

13.2.2	East Veins

The East Veins have gold values that are diminished compared to the Main Veins. The ratio of silver to gold is much higher in the East Veins. Mined silver-to-gold ratios in the East Veins can be as high as 50:1 and average approximately 22:1. Though silver occurs in gold related electrum, most is in more exotic silver minerals. Other selenide minerals may also be present.

Primary silver minerals in the Midas East Veins are argentite (Ag2S), naumannite (Ag2Se), and aguilerite (Ag4SeS). Processing and recovery of these clay-related minerals have been studied by Newmont metallurgists.

It has been determined that silver selenides are less soluble than electrum and argentite. Successful recovery requires a combination of finer grinding, higher levels of cyanide in solution, and increased leach retention times.

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13.3	Testing and Procedures

Third party metallurgical testing results are not available. Newmont has conducted extensive testing, both on-site and at other Newmont laboratories.

Midas test work focused on the East Vein mineralization. Analysis included iterative leach tests varying the following parameters: blend, grind, leach time, cyanide, zinc, and leach catalysts such as lead-nitrate.

Metallurgical test work was completed on multiple requested Midas Eastern Expansion composites made up of exploration samples. The composites represented defined areas of Charger Hill, Ace, GP, Homestead, and Corral veins. Test parameters were targeted at a 75 to 80 percent passing a 200 mesh grind, and cyanide additions were monitored and maintained at 5.0 pounds per ton for the first twenty-four hours of a ninety-six hour residence leach. All percent recoveries are based on the back calculated head grades.

Table 13-1 indicates the type of samples that were used in East Vein test work starting in 2010 (Newmont Mining Corporation, 2010).

Table 13-1 Midas Eastern Expansion Composite Mineralogy Head Descriptions

	Composite	Au	Ag	Calc. Au	Calc. Ag
Vein	Sample	Recovery	Recovery	Head opt	Head opt
Charger Hill	Comp. #6	91.54	37.89	0.054	21.7	Low Ag Recovery
Charger Hill	Comp. #8	95.41	63.79	0.062	14.7	Highest Ag Recovery
Ace	Comp. #15	92.98	23.9	0.316	55.2	Lowest Ag Recovery
Ace	Comp. #19	82.13	57.54	0.028	9.7	Higher Ag Recovery
GP	Comp. #20	92.92	28.54	0.353	26.7	Lowest Ag Recovery
GP	Comp. #29	80.4	73.55	0.034	7.1	Higher Ag Recovery
Homestead	Comp. #30	81	75.71	0.038	16.1	Only comp representing Homestead
Corral	Comp. #31	75.79	63.45	0.051	21.5	Lowest Ag Recovery
Corral	Comp. #32	83.16	72.65	0.061	25.2	Highest Ag Recovery

Results of the total test exceed the scope of this report. Summary results are shown in Figure 13-1 and Figure 13-2.

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Figure 13-1 Example of Composite #20 Summary

Midas Eastern Expansion Composite #20
Standard Leach vs 0.50 #/t Lead Nitrate Addition
Recovery Percent
100
90
80
70
60
50
40
30
20
10
0
92.92
28.54
98.56
72.73
99.28
88.52
Standard Leach
Lead Nitrate/Std. Leach
Lead Nitrate/CIL Leach
Test Type
Au
Ag

Source: Newmont Mining Corporation, 2010

Figure 13-2 Example of Composite #25 Summary

Midas Eastern Expansion Composite #25
Standard Leach vs 1.00 #/t & 2.00 #/t Lead Nitrate Addition
Recovery Percent
100
90
80
70
60
50
40
30
20
10
0
92.44
38.37
95.45
69.19
92.92
77.13
Standard Leach (No Lead)
Lead Nitrate (1.0 #/t)
Lead Nitrate (2.0 #/t)
Test Type
Au
Ag

Source: Newmont Mining Corporation, 2010

13.4	Toll Milling

Toll milling of material from third party sources has been processed periodically at the Midas Mill since 2008. The focus of ongoing metallurgical testing has been to determine how these materials typically behave in processing as blended with Midas mineralization. Table 13-2 summarizes the tonnage of processing toll milling at Midas from 2008 through October 2013.

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Table 13-2 Summary of Toll Milling Processed at Midas 2008 through 2013

Source		2008	2009	2010	2011	2012	2013 YTD
	Tons	29,061	35,162	34,662
Hollister	Au oz	37,707	33,930	27,096
	Ag oz	327,156	361,359	193,913
	Tons	3	0		6	8	7
French Gulch	Au oz	282	50		640	583	463
	Ag oz	201	27		331	326	365
	Tons						1,165
Klondex	Au oz						1,727
	Ag oz						1,842
	Tons	494		195	394	368
Granite Construction	Au oz	253		77	185	131
	Ag oz	0		0	0	0

In summary, careful metallurgical practices during processing of variable ores while maintaining gold recovery despite changing silver grades have proven successful at Midas. Controlling the reagents in the refinery based on mineralogy have allowed the operation to benefit from the higher silver grades in the East Veins.

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14	Mineral Resource Estimates

14.1	Introduction

The general arrangement of the Midas veins that have been included in previous resource estimates are shown in Figure 14-1 through Figure 14-3. The veins commonly referred to as the Main Veins are the Colorado Grande (105), Gold Crown (205), Gold Crown Hanging Wall (305), Snow White (405), Discovery (505) and Happy (1081). These strike north westerly and dip 75 – 80 degrees east. Other veins in the main group but not shown are the Sleeping Beauty (605) and the Colorado Sur (705). The East Vein group is comprised of the Homestead (777), Charger Hill (805), GP (905) and Ace (9052). These veins also strike north westerly but dip 70 – 75 degrees west. Nearly all of the previous mining has occurred on the Main Veins with development and limited production of the East Veins beginning in 2013.

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This resource estimate only includes the 205, 305 805, 905 and 9052 veins. These have been identified as the initial source of mine production over the next two to three years while Klondex develops long range exploration and mining plans.

Newmont Midas geologists and QP Swanson updated the geology and resource models for the veins included in this resource estimate during the period from October 2012 to November 2013. This work serves as the basis for the mineral resource estimate for this Technical Report.

14.2	Drill Database and Compositing

The drill database used for this estimate is dated March 25, 2013, and the channel database is dated October 23, 2013. Drill holes were not distinguished between reverse circulation (RC) and core and are treated equally.

The geology database includes fields for formation, rock type, silicification quartz and naumanite. The formation field is the most used for modelling.

Newmont geologists reviewed each drill hole and channel sample to determine which intercepts belong to each vein. Once this has been determined the vein field in the drill database was flagged with a numeric vein designation, along with the prefix “DH” (drill hole), “CH” (channel sample), or “ODH” (if a channel sample replaces a drill intercept).

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The assay fields used in the estimation are gold fire assay and silver fire assay. Table 14-1 summarizes the drill and channel assays used in this estimation.

Table 14-1 Summary of Drill and Channel Assays

	DH Flag			ODH Flag			CH Flag
Vein	No.	No.	Length	No.	No.	Length	No.	No.	Length
	Holes	Assays	Flagged	Holes	Assays	Flagged	Channels	Assays	Flagged
205	192	310	948	279	532	1,530	3934	6643	16,438
305	118	130	345	111	149	431	891	1107	1860
805	208	252	482	44	73	109	59	60	103
905	200	238	449	37	46	59	406	417	561
9052	133	156	276	48	83	123	206	219	414

A single drill or channel composite was created for each vein intercept extending the full width of the vein. A separate composite database is maintained for each vein, and the composite prefix of DH, CH or ODH allows selection of the correct composite during the grade estimation process. Table 14-2 provides a summary of the composites used for this mineral resource estimate.

Table 14-2 Summary of Drill and Channel Composites

	DH Flag			ODH Flag			CH Flag
	No.	No.	Length	No.	No.	Length	No.	No.	Length
Vein	Holes	Comps	Flagged	Holes	Comps	Flagged	Channels	Comps	Flagged
205	195	195	961	276	278	1,517	3911	3911	16,350
305	110	110	294	112	112	433	891	891	1862
805	198	198	448	44	44	105	59	59	103
905	198	198	443	37	37	59	406	406	561
9052	133	133	275	48	48	123	206	206	414

14.3	Vein Modeling

Three dimensional digital models are created of the hanging wall and footwall for each vein. These are digitized by snapping to the vein intercept points. The wall surfaces are then merged to form a closed model. This model is then used to constrain the grade estimation to only those blocks within the vein and grades are not assigned to any blocks outside of the vein model.

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14.4	Density

A density study was conducted in 2009 by Newmont to verify the density values assigned to each vein. The densities and corresponding tonnage factors for each vein are listed in Table 14-3.

Table 14-3 Density Values

	Tonnage			Tonnage
	Factor	Density		Factor	Density
Vein	(ft3/ton)	(ton/ft3)	Vein	(ft3/ton)	(ton/ft3)
waste	12.87	0.077	705	12.89	0.077
105	12.67	0.079	777	12.89	0.077
205	12.57	0.079	805	12.89	0.077
305	12.89	0.077	905	12.89	0.077
405	12.77	0.078	9051	12.89	0.077
505	12.89	0.077	9052	12.89	0.077
605	12.89	0.077	1081	12.87	0.077

14.5	Statistics and Variography

Univariate statistics for each vein and each set of composites are summarized for gold in Table 14-4 and silver in Table 14-5 Sample histograms and cumulative frequency plots for the 905 vein gold and silver composites are presented in Figure 14-4 and Figure 14-5 respectively.

Table 14-4 Gold Composite Statistics

		Min	Max	Mean
Vein	# Comps	(opt)	(opt)	(opt)	Std Dev	CV
ch205	3911	0.001	30.13	1.056	1.9443	1.8411
ch305	891	0.001	70.05	1.5239	3.3045	2.1684
ch805	59	0.0031	1.887	0.2504	0.337	1.3456
ch905	406	0.001	48.1	0.9183	2.9007	3.1589
ch9052	206	0.001	2.2732	0.2042	0.3132	1.5333
dh-odh205	473	0.001	10.3	0.497	0.8826	1.7757
dh-odh305	222	0.001	14.82	0.7613	1.6744	2.1993
dh-odh805	242	0.001	1.91	0.0856	0.1964	2.2929
dh-odh905	235	0.001	6.03	0.1759	0.5587	3.1762
dh-odh9052	182	0.001	8.28	0.1433	0.6476	4.5183

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Table 14-5 Silver Composite Statistics

		Min	Max	Mean
Vein	# Comps	(opt)	(opt)	(opt)	Std Dev	CV
ch205	3909	0.01	241	13.779	20.648	1.498
ch305	891	0.1	330.024	17.301	22.348	1.292
ch805	59	0.01	146.574	40.93	36.573	0.893
ch905	405	0.919	1472.79	82.133	149.749	1.823
ch9052	204	0.01	387.179	45.043	63.589	1.411
dh-odh205	472	0.02	181	7.551	14.22	1.883
dh-odh305	220	0.01	102.3	10.522	14.064	1.337
dh-odh805	242	0.01	241	13.999	31.073	2.22
dh-odh905	234	0.01	1697	23.392	114.726	4.904
dh-odh9052	182	0.1	255.208	15.99	36.446	2.279

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FREQUENCY
PERCENT
au_fa
STATISTICS
POPULATION 406
MINIMUM 0.0010
MAXIMUM 48.1035
MEAN 0.9183
STD DEV 2.9007
COEFF OF VAR 3.1589
GEOMETRIC MEAN 0.2284
STD DEV (LOG10) 0.7650
EXCLUDED DATA
MIN CUTOFF 0.0010
(N) BELOW 16
MAX CUTOFF 48.1035
(N) ABOVE 0
10.0000
1.0000
0.1000
0.0100
0.0010
CUMULATIVE FREQUENCY
(Probability Scale)

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FREQUENCY
PERCENT
ag_fa
46
39
33
26
20
13
7
0
11.4
9.7
8.1
6.5
4.9
3.2
1.6
0.0
0.9190
1.2997
1.8380
2.5993
3.6760
5.1986
7.3520
10.3973
14.7040
20.7946
29.4080
41.5892
58.8160
83.1784
117.6320
166.3568
235.2640
332.7136
470.5280
665.4271
941.0561
1330.8543

STATISTICS	
POPULATION	405
MINIMUM	0.9190
MAXIMUM	1472.7900
MEAN	82.1332
STD DEV	149.7497
COEFF OF VAR	1.8233
GEOMETRIC MEAN	30.6436
STD DEV (LOG10)	0.6424

EXCLUDED DATA	
MIN CUTOFF	0.9190
(N) BELOW	17
MAX CUTOFF	1472.7900
(N) ABOVE	0

ag_fa
1000.0000
100.0000
10.0000
1.0000
0.1000
0.01
0.1
0.5
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.5
99.9
99.99
CUMULATIVE FREQUENCY
(Probability Scale)

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For each vein and each set of composites, grade caps were determined for gold and silver. Cap grades are shown in Table 14-6 below, and the derivation of the cap grade for the 905 vein is illustrated in Figure 14-6. During the estimation, the value of composites exceeding the grade cap are reduced to the cap value to limit the influence of exceptionally high grades.

Table 14-6 Grade Capping

	Gold		Silver
Vein	Cap Grade (opt)	No. Affected	Cap Grade (opt)	No. Affected
ch205	11	27	140	20
dh205	2	17	32	12
ch305	5.6	37	50.4	43
dh305	1.38	28	19.3	33
805	0.35	15	60	14
905	3.5	9	250	15
9052	0.7	14	150	13

Gold and silver variograms were calculated for the 205 and 305 veins. The lack of sufficient channel sample data for the 805, 905, and 9052 veins prevents the creation of reliable variograms for these veins. The ordinary kriging estimation method was used to estimate blocks which are influenced by the channel data for the 205 and 305 veins. Blocks outside of this area and all of the 805, 905 and 9052 veins are estimated with the inverse distance squared method using only drill data. The ordinary kriging estimation parameters are listed in Table 14-7 and Table 14-8 for gold and silver, respectively.

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Table 14-7 Gold Ordinary Kriging Estimation Parameters

Vein	Sill	Nugget	Type1	Sill Value	Azimuth	Plunge	Dip	Major (ft)	Semi (ft)	Minor (ft)
205	1 2	0.38	Exp	0.3 0.32	27	15	-7.5	129 350	77 528	198 268
305	1 2	0.38	Exp	0.37 0.25	45	10	22.5	44 450	50 500	40 400

Table 14-8 Silver Ordinary Kriging Estimation Parameters

Vein	Sill	Nugget	Type1	Sill Value	Azimuth	Plunge	Dip	Major (ft)	Semi (ft)	Minor (ft)
205	1 2	0.32 0.32	Exp	0.38 0.3	27	15	-5.3	180 326	78 1091	240 247
305	1 2	0.44 0.44	Exp	0.54 0.02	45	10	32.9	55 1500	55 2000	55 1000

14.6	Block Modeling

Each vein block model is rotated along the general strike of the vein with the X axis perpendicular to the vein and corresponding to the width of the vein and the Y axis being the general strike of the vein. Block dimensions are five by five feet in the Y and Z directions while the X dimension is set equal to the vein width. The X dimension or width is accurate to within 0.2 foot The orientation, origin coordinates and extent of each block model are shown in Table 14-9.

Table 14-9 Block Model Geometry

				X Origin	Y Origin	Z Origin	X Length	Y Length	Z Length
Vein	Bearing	Plunge	Dip	(ft)	(ft)	(ft)	(ft)	(ft)	(ft)
205	297	0	0	469830	2364515	4075	900	3750	2225
305	315	0	0	468850	2365150	4100	900	2500	2200
805	51	0	0	471100	2363300	3400	1300	5000	3150
905	68	0	0	472100	2360300	3200	1700	9500	3100
9052	53	0	0	470600	2364600	3750	1250	3750	2600

Each block model uses two triangulations to create the blocks. A waste triangulation that surrounds the vein triangulation by 10 feet is used in addition to the vein triangulation. The result is that only three blocks exist in the width or X direction of the block model; a 10 foot waste block on the footwall side, then the variable width vein block, and then a 10 foot waste block on the hanging wall side. The blocks that would exist to the edge of the block model are not created to keep the model to a manageable size. All blocks are 5 feet by 5 feet in the Y and Z directions.

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14.7	Grade Estimation and Mineral Resource Classification

Grade estimation occurred in two passes for each variable. The first pass only selects composites within a restricted search distance while the second pass uses an expanded search. The 205 and 305 veins were estimated with ordinary kriging using the channel and drill composites with a 60 feet search radius. Blocks on the peripheral to the channel composites were estimated using inverse distance squared and using only the drill hole composites within the nominated search parameters.

Anisotropic search parameters for gold and silver were set to the general orientation of each vein. Distances were selected based on the spacing of composites intercepting the solids and on the general orientation and shape of the interpreted solids. However, larger search distances were used in pass 2 to ensure that most of the blocks inside the veins were estimated. Table 14-10 and Table 14-11 shows the estimation parameters for pass one and pass two, respectively for each vein.

Table 14-10 Ellipsoid Search Parameters for Pass One

					Major			Min	Max
Vein	Est ID	Bearing	Plunge	Dip	(ft)	Semi (ft)	Minor (ft)	Samples	Samples	/DH
205	first	297	0	-75	50	50	40	2	15	-
205	au_okc	297	0	-75	60	60	40	2	15	-
205	ag_okc	297	0	-75	60	60	40	2	15	-
205	au_id2	297	0	-75	250	250	200	2	15	-
205	ag_id2	297	0	-75	250	250	200	2	15	-
305	first	315	0	-80	50	50	40	2	15	-
305	au_okc	315	0	-80	60	60	40	2	15	-
305	ag_okc	315	0	-80	60	60	40	2	15	-
305	au_id2	315	0	-80	250	250	200	2	15	-
305	ag_id2	315	0	-80	250	250	200	2	15	-
805	au_id2	51	80	0	200	200	100	2	8	-
805	ag_id2	51	80	0	200	200	100	2	8	-
905	au_id2	68	72	0	200	200	100	2	8	-
905	ag_id2	68	72	0	200	200	100	2	8	-
9052	au_id2	53	70	0	100	100	50	2	8	-
9052	ag_id2	53	70	0	100	100	50	2	8	-

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Table 14-11 Ellipsoid Search Parameters for Pass Two

					Major			Min	Max
Vein	Est ID	Bearing	Plunge	Dip	(ft)	Semi (ft)	Minor (ft)	Samples	Samples	/DH
205	lastau	297	0	-75	100	100	80	2	8	-
205	lastag	297	0	-75	100	100	80	2	8	-
305	lastau	315	0	-80	100	100	80	2	8	-
305	lastag	315	0	-80	100	100	80	2	8	-
805	au_id2	51	80	0	600	600	200	2	8	-
805	ag_id2	51	80	0	600	600	200	2	8	-
905	au_id2	68	72	0	600	600	200	1	8	-
905	ag_id2	68	72	0	600	600	200	1	8	-
9052	au_id2	53	70	0	600	600	200	1	8	-
9052	ag_id2	53	70	0	600	600	200	1	8	-

Significant parameters used in the gold interpolation include:

1.

Assigning of parent block values to sub-blocks. Estimates are only calculated at the center of each parent block, and those values are assigned to all sub-blocks existing within the parent block space.

2.	Only composites with a value >=0 were used.
3.	Composites were selected using anisotropic distances.
4.	Only composites within the veins were used to estimate blocks within the veins, composites outside the vein model were ignored.
5.	Grades were capped for each data population for each vein.
6.	A gold value of 0.0001 opt was assigned to the un-estimated vein blocks and the waste blocks.
7.	A silver value of 0.001 opt was assigned to the un-estimated vein blocks and the waste blocks.

Mineral resource classifications were assigned to blocks based on the average distance to the composites used in the block estimation and on the total number of composites selected for the grade estimation. Measured resources require a minimum of two and maximum of eight composites, and the average distance to those composites must be less than 50 feet. For indicated resources, the average distance must be greater than 50 feet and less than 100 feet with the same constraints on the number of composites used as in measured resources. Inferred mineral resources are those where the average distance is greater than 100 feet and less than 200 feet with the same requirements for number of composites as in measured and indicated resources.

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14.8	Mined Depletion

Mining depletion was incorporated into the block models using the asbuilt surveys through the end of January 2014. Blocks within the general mining perimeter of each vein were flagged as “mined” and excluded from mineral resource estimates. The depletion limits and average gold equivalent block grades for each vein are shown in Figure 14-7 through Figure 14-11. Gold equivalent values are calculated at the rate of 66 silver ounces per one gold ounce. This conversion is documented in section 14.10.

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Figure 14-8 305 Vein and Depletion

6100 L
6000 L
5900 L
5800 L
5700 L
5600 L
5500 L
5400 L
5300 L
5200 L
5100 L
5000 L
4900 L
4800 L
4700 L
4600 L
4500 L
4400 L
4300 L
467500 E
468000 E
468500 E
469000 E
Gold Equivelent (opt)
0 - 0.001
0.001 - 0.01
0.01 - 0.10
0.10 - 0.25
0.25 - 1.0
>= 1.0

Figure 14-9 805 Vein Depletion

5300 L
5200 L
5100 L
5000 L
4900 L
4800 L
4700 L
4600 L
4500 L
4400 L
4300 L
4200 L
2364400 N
2364600 N
2364800 N
2365000 N
2365200 N
2365400 N
2365600 N
2365800 N
2366000 N
Gold Equivelent (opt)
0 - 0.001
0.001 - 0.01
0.01 - 0.10
0.10 - 0.25
0.25 - 1.0
>= 1.0

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Figure 14-10 905 Vein Depletion

4900 L
4850 L
4800 L
4750 L
4700 L
4650 L
4600 L
4550 L
4500 L
4450 L
4400 L
4350 L
4300 L
4250 L
4200 L
2366000 N
2366200 N
2366400 N
2366600 N
2366800 N
2367000 N
Gold Equivelent (opt)
0 - 0.001
0.001 - 0.01
0.01 - 0.10
0.10 - 0.25
0.25 -1.0
>= 1.0

Figure 14-11 905-2 Vein Depletion

5200 L
5100 L
5000 L
4900 L
4800 L
4700 L
4600 L
4500 L
4400 L
4300 L
4200 L
4100 L
2365200 N
2365400 N
2365600 N
2365800 N
2366000 N
2366200 N
2366400 N
2366600 N
Gold Equivelent (opt)
0 - 0.001
0.001 - 0.01
0.01 - 0.10
0.10 - 0.25
0.25 -1.0
>= 1.0

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14.9	Block Model Validation

On a global basis, the gold and silver estimation methods compare well with each other and with the average grade of the gold composites within the veins. The composites grade is higher than the block estimations as is expected. The gold results are shown in Table 14-12 and silver results are shown in Table 14-13.

Table 14-12 Gold Estimation Comparison

	Cutoff	Composite		Nearest Neighbor	Ordinary Kriging	Inverse Distance
Vein	Gold opt	Count	Gold opt	Gold opt	Gold opt	Gold opt
205	0	4106	1.020	0.577	0.570
305	0	1001	1.404	0.257	0.265
805	0	301	0.118	0.033		0.037
905	0	641	0.646	0.105		0.116
9052	0	387	0.176	0.055		0.061

Table 14-13 Silver Estimation Comparison

	Cutoff	Composite		Nearest Neighbor	Ordinary Kriging	Inverse Distance
Vein	Gold opt	Count	Gold opt	Gold opt	Gold opt	Gold opt
205	0	4106	13.31	7.86	7.61
305	0	1008	16.30	4.25	4.12
805	0	305	19.03	4.36		5.08
905	0	641	60.43	7.69		8.73
9052	0	386	31.37	7.90		9.07

On a local scale, composite grades compare well with the blocks around the composites. This is shown on the long section of 905 vein in Figure 14-12 Figure 14-13 where the same color legend is used to display the composite grades and the block grades.

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4950 L
4900 L
4850 L
4800 L
4750 L
4700 L
4650 L
4600 L
4550 L
4500 L
4450 L
4400 L
4350 L
4300 L
4250 L
4200 L
4150 L
4100 L
2366600 N
2366400 N
2366200 N
2366000 N
2365800 N
2365600 N
2365400 N

4950 L
4900 L
4850 L
4800 L
4750 L
4700 L
4650 L
4600 L
4550 L
4500 L
4450 L
4400 L
4350 L
4300 L
4250 L
4200 L
4150 L
4100 L
2366600 N
2366400 N
2366200 N
2366000 N
2365800 N
2365600 N
2365400 N

14.9.1	Grade Tonnage Comparison

Gold equivalent grade-tonnage graphs for each vein after depletion are shown in Figure 14-14 through Figure 14-18. These graphs exhibit typical characteristics for precious metal deposits.

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14.10	Mineral Resource Statement

The narrow vein mining methods practiced at the Midas Mine require a minimum stope width of four feet. The veins at Midas can vary in thickness from a few inches to over ten feet. Potentially economic mineralization must meet standard cut-off grade criteria as well as a grade thickness criterion before it is included as a resource. Grade thickness is calculated by multiplying the block horizontal width by its equivalent grade. The parameters used in determining the cut-off grade and grade thickness cut-off are listed in Table 14-14. Long sections displaying the grade-thickness values for each vein are shown in Figure 14-19 through Figure 14-23.

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Table 14-14 Cut-off Grade Parameters

		Gold	Silver
Sales Price	$/Ounce	$1,250	$20.00
Refining and Sales Expense	$/Ounce	$5.00	$0.00
Production Royalty		0%
Metallurgical Recovery		90%	85%
Operating Costs
Ore Haulage (Portal to Mill)	$/ton	$2.00
Direct Processing	$/ton	$36.00
Administration and Overhead	$/ton	$10.00
Mining	$/ton	$130.00
Total	$/ton	$178.00

Gold Equivalent		1	66
Unplanned Dilution		10%
Cut-off Grade	Eq. opt	0.159
Minimum Mining Width	feet	4
Grade Thickness cut-off	Eq. opt-ft.	0.70

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Figure 14-22 Vein 905 Grade Thickness

6000 L
5500 L
5000 L
4500 L
4000 L
3500 L
470000 E
470500 E
471000 E
471500 E
Gold Equiv. Grade Thickness (opt-ft)
0.4 - 0.6
0.6 - 0.8
0.8 - 0.1
1.0 - 2.0
>= 2.0

Figure 14-23 Vein 905-2 Grade Thickness

5000 L
4500 L
4000 L
469500 E
470000 E
470500 E
471000 E
Gold Equiv. Grade Thickness (opt-ft)
0.4 - 0.6
0.6 - 0.8
0.8 - 0.1
1.0 - 2.0
>= 2.0

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Mineral resources meeting the dual constraints of cut-off grade and grade-thickness cut-off for each vein are listed in Table 14-15 below.

Table 14-15 Mineral Resource Statement

		Thickness	Mass	Grade (opt)			Contained Metal (000's oz.)
			(000's
Class	Vein	Feet	Tons)	Au	Ag	Au Equiv	Au	Ag	Au Equiv.
Measured	205	4.3	185	0.459	6.24	0.554	85	1,152	102
	305	1.9	39	0.507	6.21	0.601	20	240	23
	805	2.1	15	0.077	14.65	0.299	1	213	4
	905-2	2.8	17	0.111	21.70	0.440	2	366	7
	905	1.6	41	0.269	23.56	0.626	11	971	26
	Total	3.4	296	0.401	9.94	0.551	119	2,942	163

Indicated	205	3.9	221	0.280	4.02	0.341	62	887	75
	305	2.8	132	0.264	4.23	0.328	35	560	43
	805	2.6	79	0.073	12.45	0.261	6	983	21
	905-2	2.8	51	0.085	19.81	0.386	4	1,018	20
	905	2.7	154	0.170	15.05	0.398	26	2,323	61
	Total	3.1	638	0.209	9.05	0.346	133	5,771	221

Measured and Indicated	205	4.1	406	0.362	5.03	0.438	147	2,039	178
	305	2.6	171	0.319	4.68	0.390	55	800	67
	805	2.5	93	0.073	12.79	0.267	7	1,196	25
	905-2	2.8	68	0.092	20.28	0.399	6	1,384	27
	905	2.5	196	0.191	16.84	0.446	37	3,294	87
	Total	3.2	934	0.270	9.33	0.411	252	8,713	384

Inferred	205	3.6	67	0.243	3.65	0.299	16	243	20
	305	3.4	35	0.211	3.01	0.257	7	104	9
	805	2.7	11	0.068	10.14	0.221	1	116	3
	905-2	2.5	9	0.064	8.94	0.200	1	82	2
	905	2.8	133	0.187	8.25	0.312	25	1,098	42
	Total	3.1	255	0.195	6.45	0.293	50	1,643	75

Notes:
1.	Mineral resources have been calculated at a gold price of $1,250/troy ounce and a silver price of $20.00 per troy ounce;
2.	Mineral resources are calculated at a grade thickness cut-off grade of 0.70 Au equivalent opt-feet and a diluted Au equivalent cut -off grade of 0.159 opt ;
3.	Sixty-six ounces of silver is equivalent to one ounce of gold;
4.	Mining width is defined as four feet or the vein horizontal width plus one foot, whichever is greater.
5.	Mineral resources include dilution to achieve mining widths and an additional 10% unplanned dilution.
6.	Mineral resources include allowance for 5% mining losses;

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7.

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio- political, marketing, or other relevant issues, and;

8.

The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

14.11	Other Resource Constraints

Midas is located within the prolific gold producing area of north eastern Nevada. This area has a long history of mining and a significant percentage of the local population is either directly or indirectly engaged in the local mining industry. The local environmental activist groups are not a deterrent to mining but rather make constructive contributions to the permitting process. The authors are not aware of any environmental, legal, political or socio-economic constraints which could impact the resource estimate presented herein. The environmental monitoring and reclamation obligations of the Midas Mine and Mill are discussed further in Section 19.

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15	Mining Methods

The near mine veins at Midas are divided into three major groups, which are shown graphically in Figure 15-1 and listed in Table 15-1. Prior to 2013, all production was from the Main Vein group, particularly the Colorado Grande Vein. With mining of the Main Veins nearing completion, Newmont began development of the East Veins in 2012 and 2013. These veins are projected to be the major source of production for the next two to three years.

The third group of veins is comprised of the Queen and SR veins located to south of the existing workings and across a major fault zone. These veins have not been mined and are defined by surface drilling. Development to reach these veins and provide an underground drill platform for further delineation was halted in 2012 due to budget constraints. These veins represent a high priority near mine target for potential resource additions.

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Table 15-1 Significant Veins

Group	Vein Name	Vein No.
Main Veins	Colorado Grande	105
	Gold Crown	205
	Gold Crown HW	305
	Snow White	405
	Discovery	505
	Gold Crown Extention	108
	Happy	1081
East Veins	Homestead	777
	Charger Hill	805
	GP	905
	Ace	9052
South	Queen	1605
Exploration	SR	5005

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15.1	Primary Mine Development

Midas is a modern, mechanized, narrow vein underground mine, and employs rubber tired haulage equipment to transport mineralized material and waste to the surface. Main haulage ramps are excavated 16 feet wide by 17 feet high. Spirals are typically located 1,000 feet apart along strike to optimize ore development and are optimally located in the more competent rock of the footwall (Figure 15-2). Spiral accesses are 15 feet wide by 15 feet high, with a standard radius of 70 feet and standard gradient of plus or minus 12.5% . A typical level access has a ventilation/escape raise and access to an ore pass and waste pass. Level crosscuts to the veins are located on 50 feet vertical sublevels (Figure 15-3).

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Access for the East Veins is from existing development of the Main Veins. Spiral 7 is east of Spiral 4 and is accessed from the 4-4550 and the 4-4800 accesses. Spiral 8 is east of Spiral 3 and is accessed through the 3-4550 and the 3-4851 accesses. Additional drilling is required to determine the economic potential of Spiral 9, and Klondex is planning to complete an exploration drift from the 1-5001, which would provide access to Spiral 9 if it is brought into the plan. If Spiral 9 is planned, it will also be accessed from the 4720 Haulage (Figure 15-4).

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Figure 15-4 Planned East Vein Development Overview

PLANNED DEVELOPMENT
TO EAST VEINS
EXISTING
SPIRAL 7
EXISTING
SPIRAL 4
EXISTING
& PLANNED
SPIRAL 8
EXISTING
SPIRAL 3
PLANNED
SPIRAL 9
EXISTING
SPIRAL 1
N
2366000 N
2365000 N
2364000 N
2363000 N
2362000 N
467000 E
468000 E
469000 E
472000 E
473000 E

QUEEN VEIN
EXPLORATION
N
2359000 N
2358500 N
2358000 N
2357500 N
470500 E
471000 E
471500 E
472000 E
472500 E
473000 E
473500 E
474000 E

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15.2	Ventilation and Secondary Egress

Fresh air intake to the mine is provided by the Downcast Vent Raise (“DVR”) at 690 thousand cubic feet per minute (kcfm) and by the portal at 420 kcfm. Three exhaust raises are strategically located to complete the ventilation circuit. The ventilation circuit is powered by seven main fans located at the surface of the ventilation raises. The main fans total 2,025 connected horse power (HP).

The raise near Spiral 4 is equipped with an escape hoist and capsule to provide emergency egress if the main evacuation route is blocked during an emergency. Additionally, there are 15 refuge chambers distributed throughout the mine in the event evacuation is not feasible. These refuge chambers are equipped with carbon dioxide filters, compressed breathable air tanks, food and communication to the surface.

15.3	Power Distribution and Dewatering

Electrical power to the mine is provided by a 4,160-volt feeder and stepped down to 480 volts for distribution. Step down transformers and circuit protection are provided by 22 load centers located throughout the mine.

Water discharge from the mine currently averages 150 gallons per minute (gpm). Mine water requirements average 50 gpm and are provided by treatment and recirculation of discharge. The balance of 100 gpm is pumped to the tailings dam for evaporation.

15.4	Equipment Fleet

Underground mining equipment and surface support equipment included in the sale are listed in Table 15-2 and Table 15-3 respectively. The reduction in mine production rates, necessitated by declining resources, gives rise to an excess of capacity in the mining equipment fleet. Klondex may elect to relocate some of this equipment to their Fire Creek Project rather than have it remain idle at Midas.

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Table 15-2 Underground Equipment List

Description	Manufacturer	Quantity
Loader 2 cubic yard	Tamrock	14
Loader 4 cubic yard	Toro	2
Loader 4 cubic yard	Caterpillar	1
Haul Trucks	Caterpillar AD30	5
Jumbo Drill	Sandvik	2
Jumbo Drill	Atlas Copco	1
Jumbo Drill	Vein Runner	1
Jumbo Drill	Quasar	2
Bolters	Sandvik	2
Ring Drills	Stopemaster	4
Shotcrete Spray Truck and Robbotic Boom	Eimco/SC Techno	1
Shotcrete Transmixers 6 cubic yard	Normet	2
Crew Transportation	Ford, Moller & Ta	19
Support Equipment - forklifts, boom trucks, scissor lifts and water truck		16

Table 15-3 Surface Support Equipment List

Description	Manufacturer	Quantity
Loader	Caterpillar 988	2
Loader	Caterpillar 966	1
Haul Trucks	Caterpillar 777C	2
Motor Graders	Caterpillar 14G	1
Motor Graders	Caterpillar 16G	1
Water Truck	Ford L-8000	1
Forklifts		4
Crane 25 - Ton		1
Boom Truck		1
Skid Steer		1
Snow Plow / Sand Truck		1
Ambulance		1
ATV	Polaris Ranger	1

15.5	Mining Methods

15.5.1	Sub Level Stoping

Sublevel stoping is the primary mining method for the five narrow Main Veins at Midas. From the portal, there are three major haulages that access these veins through six different spirals. Generally, upper and lower sections of the same spiral were connected only through ventilation/escape raises. All mineralized material produced is hauled out of the portal in trucks to a temporary stockpile where it is loaded onto a surface haul truck, and delivered to the on-site mill.

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Mine development is controlled by geological conditions in the area. For the sublevel stoping method, sill development is driven a minimum seven feet wide by eleven feet high to accommodate the size of long hole drills and 2-cubic yard (yd3) loaders. Where the vein thickness is wider than six feet, the sill width is increased to capture the entire vein. Sills are driven 500 feet north and south from the spiral cross cut. Once sills are developed, stoping begins. Stopes are drilled with a long hole drill from the floor of one level to the back of the one below, then remote mucked from the bottom level, and finally backfilled from the top level.

Typically, the mineralized material was divided into blocks of about four levels for development, or 200 feet vertically. Stoping begins by creating a cemented backfill barrier pillar at the bottom level of the mineralized material block by benching eight feet below the level horizon. The bench is then filled with 6% by volume cemented rock fill (CRF). The first stope has a drop raise drilled nearest to the mining face. Subsequent holes are blasted one at a time into the free face created by the drop raise to a standard panel length of 60 feet.

Once empty, the stope is filled with dry unconsolidated waste backfill (“GOB”) until it reaches ten feet above the brow of the bottom cut. Next, a pillar of 2% by volume CRF is placed into the stope until it reaches within ten feet of the top cut (the drilling level). Next, the remainder of the open stope is filled with GOB. Finally, before the next stope is drilled, the toe of dry GOB is removed to reveal a free face that the next stope will be blasted into, eliminating the need to drill another drop raise. Rather, a fan pattern is drilled in the initial portion if the stope design to initiate extraction, followed by the same one-hole-at-a-time drill pattern for the remainder of the panel. The final or intersection panel of every level is filled completely with 6% CRF (Figure 15-6).

This sequence continues inward toward the intersection of the spiral access and upward to the top of the stope block in an advancing V pattern until all but the top level of the block is mined and backfilled. The long hole drill then drills up-holes from the top level upward to within six feet of the backfilled bench above. These up-hole stopes are not backfilled, and it is vital to the mining sequence that the mining block above is completed and backfilled prior to mining the up-hole stopes on the last level of the stope block.

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15.5.2	Shrink Stoping

Shrinkage stoping costs are 25 – 50% higher than sublevel stoping. Shrinkage stoping requires moderately competent wall rock and can adapt quickly to variations in the vein geometry. The disadvantage of shrink stoping is that 2/3 of the mineralization mined must remain in the stope until it is completely blasted. The advantage is that it requires significantly less waste development since a ramp is not required to span the vertical extent of the mineralization. A shrinkage stope can extend up to 300 feet along strike in each direction from a central access raise. A typical shrinkage stoping arrangement is shown in Figure 15-7.

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Shrinkage stoping is initiated by excavating a parallel waste access drift at the bottom of the stope with cross cuts to the vein to serve as draw points. The draw points are spaced at intervals of 20 to 25 feet along the full length of the stope. One or two raises are mined and timbered to provide access for personnel and materials. Drilling and blasting is carried by breasting down from the raise to the stope limits. The volume of mined material will swell up to 50% after blasting and it is this fact that makes shrinkage stoping possible. Following the blast, a volume of mined material equal to the swell volume will be withdrawn from the draw points immediately below the blast leaving the original mined volume in the stope to provide a working surface and support the stope walls. Once blasting has reached the upper limit of the stope, the mined material remaining can be removed from the draw points leaving the stope empty. The final void will be left open.

15.6	Ground Control and Dilution

During either waste or ore development, ground control is a major part of the mining sequence. The face miners bar down loose rock immediately after a blast and install wire mesh and split-set bolts after every round in every heading. Some of the upper zones contain high clay content and low rock mass rating (RMR), which requires installation of Swellex bolts.

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Dilution in the stopes is generally controlled by the drill pattern but is also affected by the jointing of the wall rock immediately adjacent to the stope. Figure 15-8 shows an ideal open stope with minimal dilution. When jointing and/or weak wall rock is present, the wall of the stope breaks into an hourglass shape and increases dilution.

In areas where poor rock conditions are anticipated, prior to stoping, engineering issues a design to install cable bolts into the hanging wall of the stope. In cases of rock instability, the panel length is also reduced from 60 feet to 30 feet to increase wall stability and decrease the length of time a stope sits open before being back filled. In general, dilution in the long hole stopes is well controlled even in weak ground by adjusting drill patterns, installing cable bolts, and reducing panel length when necessary.

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15.7	Other Narrow Vein Mining Methods

The East Veins are modeled to be mined more narrowly than the Main Veins and have lower gold grades than the Main Veins. Newmont tested alternative mining methods within selected areas of the Main Veins that showed similar thicknesses in an effort to reduce dilution while holding down overall costs.

An area in Spiral 2 on the 405 vein was chosen by Newmont to test resue mining. Resuing begins the same way as the previously described sublevel stoping method, with seven feet wide by eleven feet high bottom cut developed along the lowest stope level. Next, only the vein material is breasted down with as little dilution as possible and mucked out of the bottom cut. Finally, the breast-down is widened seven feet by blasting the remaining waste rock into the existing bottom cut. The waste is left as unconsolidated fill. The entire breast-down is then supported, and the sequence repeated upward (Figure 15-9).

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Technical Report for the Midas Mine and Mill, Elko County, Nevada

Another area on the 305 vein between Spirals 4 and 5 was chosen for an Alimak stope. A raise contractor was hired to develop and timber two Alimak raises. This overhand cut-and-fill method allows the stope to be mined one cut at a time at a width of about four feet. The ore is slushed to one of the two raises, mucked from the bottom, and the completed cut is backfilled from the top of the raise with an expanding cellular fill that can be pumped in through a hose.

Ultimately, Newmont abandoned both of these techniques and designed the East veins as sublevel stopes, keeping in the mine plan only the areas that could be profitably mined by sublevel stoping methods.

Currently, waste development is complete for Spiral 7 that accesses the 905 and 9052 veins, and stope development has been initiated on multiple levels in Spiral 7. Spiral 8 has top and bottom level accesses but minimal ore development. Spiral 8 accesses four East veins: the 905, 9052, 805 and 1081.

15.8	Klondex Mine Plan

The future mining plan at Midas will be a combination of sublevel stopes in some areas and shrinkage stopes in others. A steady stream of mined mineralization will likely be coming from the long hole stopes in Spiral 7 and upper Spiral 8 while the shrinkage stopes are mined. Klondex plans to recover the remaining mineralized material from the Alimak stope that Newmont developed and possibly complete the Resue mining where the waste development is already in place. In Spiral 7 on the 905 vein (Figure 15-10), the majority of stope development is already in place for sublevel stopes. As a result, those stopes fit well in the production schedule for 2014 through 2015. In Spiral 8, there is minimal waste development remaining, and stope development has been initiated for the upper half of the mineralization in that area which is favorable for sublevel stoping (Figure 15-11).

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Technical Report for the Midas Mine and Mill, Elko County, Nevada

SPIRAL 7 905
4950 L
4900 L
4850 L
4800 L
4750 L
4700 L
4650 L
4600 L
4550 L
4500 L
4450 L
4400 L
4350 L
4300 L
4250 L
4200 L
N
905 LONGHOLE HAS BEGUN ALREADY
SILL DEVELOPMENT AND STOPING WILL CONTINUE THROUGH 2016
473500 E
473400 E
473300 E
473200 E
473100 E
473000 E
472900 E
472800 E

SPIRAL 8 OVERVIEW
LONGHOLE STOPE TOP 4 LEVELS
805 VEIN
9052 VEIN
1081 VEIN
905 VEIN
MODIFIED SHRINK STOPE BOTTOM PORTION OF ORE
N
5550 L
5500 L
5450 L
5400 L
5350 L
5300 L
5250 L
5200 L
5150 L
5100 L
5050 L
5000 L
4950 L
4850 L
4800 L
4750 L
4700 L
4650 L
4600 L
4550 L
470600 E
470700 E
470800 E
470900 E
471000 E
471100 E
471200 E
471300 E
471400 E
471500 E
471600 E
471700 E
471800 E

Minimal waste development and no ore development occurred from the lower access of Spiral 8. This lack of development favors the use of shrinkage stoping techniques on the three veins that extend to that level. There is also potential to shrink stope the 9052 vein in Spiral 7 (Figure 15-12)

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Two more areas exist that Newmont planned to mine by long hole methods. On the 105 and 205 veins at the top of Spiral 4, sublevels at 36 feet were driven prior to stoping. The ground is weak in that area so Klondex could mine those stopes using drift and fill methods with six feet wide by eight feet high cuts with attack ramps driven in waste and each cut backfilled to maintain integrity (Figure 15-14). Also, at the top of Spiral 6 on the 205 vein, there are two levels driven on the 205 vein, and Klondex could likely mine those as 30 feet long hole panels (Figure 15-15).

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Technical Report for the Midas Mine and Mill, Elko County, Nevada

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Technical Report for the Midas Mine and Mill, Elko County, Nevada

16	Recovery Methods

The Midas Mill was constructed in 1997 and has a nameplate capacity of 1,200 tpd. The mill uses conventional leach technology with Counter Current Decantation followed by Merrill Crowe precipitation. Refining of doré is carried out by Johnson Matthey refineries in Salt Lake City, Utah. Toll milling has been performed periodically since 2008.

16.1	Mill Capacity and Process Facility Flow Diagram

Underground mineralized material is hauled from the Midas underground mine portal to the run of mine (ROM) pad where it is either directly loaded to the 60 ton primary crusher ROM bin, or placed on short term ROM mineralized material stockpiles. Typical mineralized material classifications are: low grade (less than [<] 0.3 ounces per short ton [oz/st]); high grade (0.3 -0.5 oz/st); and high-high grade (> 0.5 oz/st). Underground mineralized material is hand-picked on the pad for scrap wire mesh and rock bolts before being fed to the crusher.

Mineralized material is crushed in two stages through a 30 inch x 40 inch primary jaw crusher and 53 inch secondary cone crusher. Both jaw and secondary crusher products are fed to a 6 feet x 20 feet Nordberg double deck vibrating screen fitted with 2 inch top deck and one-half inch bottom deck screen panels to produce a 95% passing three-eighths inch product. Magnetic material is removed from the crusher screen feed by a continuous belt self-cleaning magnet to protect the cone crusher from damage. Screen undersize is conveyed to one of two 500-ton fine mineralized material bins.

Crushed and screened material is transported from the fine material bins by individual belt feeders into the 10.5 feet x 15 feet rubber lined Nordberg ball mill. The ball mill is charged with a blend of 3 inch and 2.5 inch grinding balls to maintain an operating power draw of 800 horse power (HP). Mill discharge pulp is pumped to a nest of 4 inch x 10 inch Krebs cyclones (3 duty, 1 standby) for classification. Cyclone overflow, at 75% passing 200 mesh, reports to the trash screen. Cyclone underflow reports to a 2 millimetres (mm) aperture scalping screen, with the screen undersize being distributed by 3-way splitter to the ball mill, tower mill, and gravity circuit. Lead nitrate solution is added to the ball mill feed chute to enhance gold leach kinetics.

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A split of the screened cyclone underflow reports to the 250 HP Vertimill for open circuit grinding with the Vertimill discharge overflowing back to the primary ball mill discharge hopper. The Vertimill is charged with 1 inch grinding balls. A split of the screened cyclone overflow also reports to the 20 inch Knelson concentrator for gravity gold recovery. The Knelson operates on a 60 minute cycle providing concentrate for cyanidation in the CS500 Acacia Leach Reactor which conducts three 750-1000 kilogram (kg) batch leaches each week. Pregnant solution (batch containing 100 oz on average) from the leach reactor reports to the Counter Current decantation (CCD) circuit pregnant solution tank.

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Figure 16-1 Process Facility Flow Sheet (Newmont, 2013).

KEN SNYDER MILL FLOWSHEET
REAGENT MIX/FEED CIRCUITS
CYANIDE LEACH CIRCUIT
PRE-LEACH THICKENER CIRCUIT
CCD THICKENER CIRCUIT
MERRILL-CROWE PRECIPITATION CIRCUITS
TAILINGS MANAGEMENT CIRCUIT
SVEDALA VERTI-MILL
NORDBERG BALL MILL
CRUSHER CIRCUITS
GRINDING & GRAVITY CIRCUITS

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Cyclone overflow is screened to remove any plastic debris before reporting to a 42 feet diameter pre-leach thickener. Thickener underflow at 50% solids is pumped to the leach circuit consisting of eight 28 feet x 30 feet air sparged leach tanks, providing a leach residence time of approximately 65 hours. The pH in the first leach tank is maintained at 10.4 to 11.0 through the addition of hydrated lime, produced from the on-site slaking of pebble lime. Sodium cyanide concentration in the second leach tank is maintained at 0.85 grams per liter (gpl).

The leach circuit discharge is pumped to five 42.5 feet diameter CCD thickeners, where the pulp is counter-current washed with barren Merrill Crowe liquor at a wash ratio of approximately 2.5:1, and CCD thickener underflow at each stage is maintained at 50-56% solids to maximize wash efficiency.

Pregnant CCD solution at a pH of 11.0 and 400 gallons/minute flow rate is fed to one of two disc filters operating in duty/standby mode utilizing diatomaceous earth for clarification. The clarified pregnant solution is then pumped to a packed bed vacuum de-aeration tower, prior to the addition of zinc dust and lead nitrate to precipitate precious metals from solution. The Merrill Crowe precipitate solution is then pumped to one of two plate and frame filter presses for sludge recovery ahead of smelting on site to produce 8 inch x 30 inch 350 pound silver/gold doré bars.

Tailings pulp from the last CCD thickener is pumped to the Inco SO2/Air circuit for cyanide destruction. Cyanide destruction is performed in a single 20 feet x 20 feet agitated, air sparged tank providing approximately one-hour reaction time. Ammonium bi-sulphite and copper sulphate catalyst are added to the tank on a ratio control basis to achieve target weak acid dissociable (WAD) cyanide levels below 5 ppm. Routine picric acid titrations coupled with colorimetric determinations are used by operating personnel to maintain WAD cyanide in the INCO cyanide destruction tank discharge pulp at target levels.

Following cyanide destruction, the plant tailings pulp is discharged to one of two lined tailings storage facilities for consolidation and water recovery. Clarified decant pond solution is evaporated or returned to the mill process water tank for reuse in the plant.

16.2	Physical Mill Equipment

The Midas process equipment list is shown in Table 16-1:

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Table 16-1 Design Process Equipment Itemization by Area.

Description	Number	Spare	Note	Description	Number	Spare	Note
AREA 350 GRINDING
BIN, MILL TROMMEL
REJECTS				HEATER, MILL FEED
CS Construction, w/lift				CONVEYOR GALLERY
w/fan
lugs, 6.5' x 6.5' x 4'	1				1		5 kW

CHUTE, BALL				LAUNDER, MILL DISCHARGE
TRANSFER				CS, Rubber Lined
	1				1

CHUTE. FINE ORE BIN				PUMP BOX, CYCLONE FEED
DISCHARGE
CS Plate Construction, AR				6' x 6' x 6', 1200 gal, CS, Rubber
Lined
Plate Lined	1				1

CHUTE, FINE ORE				PUMP, CYLCONE FEED
FEEDER DISCHARGE
CS Plate Construction, AR				550 gpm, 4 x 3, Centrifugal
Slurry, VFD, Rubber Lined CS
Lined	1				1	1	50 HP
CHUTE, MILL FEED				SAMPLER, CYCLONE
Includes ball charge				OVERFLOW 223
attachment, CS				gpm, single stage slurry cutter, CS
Construction, AR Lined	1			Rubber Lined	1		0.5 HP
CHUTE, BALL
DISCHARGE				BELT SCALE, MILL FEED
CS Plate Construction, AR				30 tph, 24", 4 idler weigh bridge
Plate Lined	1				1

CHUTE, MILL				CYCLONE PACKAGE
TROMMEL COVER				2 - DS15LB-1826 Cyclones,
CS Plate Construction				radial manifold, w/ launders
	1				2
CHUTE, MILL				DUST COLLECTOR PACKAGE
TROMMEL REJECTS				PULSE Air, induction, 5000 cfm,
CS Plate Construction	1			0.5 psi	1		20 HP
CONVEYOR, MILL FEED
30 tph, troughed rubber				FEEDER, FINE ORE
type, 36" width, 116'				DISCHARGE
Rotary Valve
Length, 12' lift, 50 fpm	1		7.5 HP		1		5 HP
FAN, FINE ORE LOWER
BUILDING VENT				LUBE SYSTEM, BALL MILL
Air operated, w/heater
4000 cfm, Wall exhaust	2		1.0 HP		2		5 kW
FEEDER, FINE ORE				MILL, BALL
30 tph, 30" width, 29'				10.5' Diameter, 14' Length,
length, VFD	1		5.0 HP	Rubber Lined	1		800 HP
AREA 410 LEACH
AGITATOR, LEACH
109" Diam., Dual Impellers,				SAMPLER, LEACH TAILS
8' sch 80 Shaft, 292"				330 gpm, Slurry Cutter
Length, CS Construction,
Rubber Lined	8		40 HP		1		0.5 HP

FAN, PRE-LEACH				SCREEN, TRASH
THICKENER VENT
3000 CFM @ 0.25 WG				4' X 5', Vibrating
	1		0.5 HP		2		2.5 HP

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Technical Report for the Midas Mine and Mill, Elko County, Nevada

Description	Number	Spare	Note	Description	Number	Spare	Note

HEATER, PRE-LEACH				STANDPIPE, PRE-LEACH
THICKENER VENT				THICKENER O/F 2.5'
Diam., 20' high, Open Top, CS
40,000 BTU, propane	1		35 HP	Construction	1

LAUNDER, LEACH,				PUMP BOX, CCD FEED SPLIT
INTERTANK				TO #1 AND #2 600 gal,
4X4X6' w/weirs, CS
CS Construction, w/Gate	8			Construction, Rubber Lined	1

LAUNDER, LEACH,				PUMP, PRE-LEACH
INTERTANK bypass				THICKENER AREA SUMP 200
gpm, 2.5" Diam. Vertical Slurry,
CS Construction, w/Gate	7			Rubber Lined	1		7.5 HP
AREA 410 LEACH
PUMP BOX, LEACH				PUMP, LEACH THICKENER
TAILS				AREA SUMP 200 gpm, 2.5"
6' x 6' x 6', 1200 gal, CS,				Diam. Vertical Slurry, Rubber
Rubber Lined	1			Lined	1		7.5 HP
PUMP, LEACH TAILS				TANK, LEACH
327 gpm, 4X3, Centrifugal,				28' x 30', Open top, CS
CS Rubber Lined	2	1	7.5 HP	Construction	8
PUMP, PRE-LEACH
THICKENER O/F				THICKENER, PRE-LEACH
533 gpm, 3X4, Centrifugal,				59.5' Diameter, 19.5' Height, Feed
CS Construction, Packed				well, All Gear, CS Construction
Seal	1	1	15 HP		1		15 HP
PUMP, PRE-LEACH
THICKENER U/F
330 gpm, 3X4, Centrifugal,
CS Construction, Rubber
Lined	1		10 HP
AREA 430 CCD THICKENING
FAN, CCD ARE VENT	4		1 HP	PUMP, CCD THICKENER U/F	5	5	4.5 HP
6000 cfm, Wall Exhaust				ADVANCE 160
gpm, 3X4, Centrifugal, CS
Construction, Packed Seal
HEATER, CCD ARE	4		1 HP	SAMPLER, LEACH TAILS	1		0.5 HP
VENT				330 gpm, Slurry Cutter
20 MBH, Propane w/motor
PUMP, LEACH CCD	1		7.5 HP	STANDPIPE, CCD thickener	5
AREA SUMP				2.5' Diam., 20' high, Open Top,
200 gpm, 2.5" Diam.				CS Construction
Vertical Slurry, Rubber
Lined
PUMP, CCD THICKENER	5	1	7.5 HP	THICKENER, CCD	5
O/F ADVANCE				42.5' Diam. 19.5' high, feed well,
300 gpm, 3X4, Centrifugal,				all gear
CS Construction, Packed
Seal
AREA 450 CYANIDE DESTRUCTION
AGITATOR, CYANIDE
DESTRUCTION				TANK, CYANIDE
121" Diam., Dual Impellers,				DESTRUCTION
10' sch 160 Shaft, 292"				20' X 20', Open Top, CS
Length, CS Const., Rubber				Construction
Lined	1		125 HP		1

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Technical Report for the Midas Mine and Mill, Elko County, Nevada

Description	Number	Spare	Note	Description	Number	Spare	Note
SAMPLER, CYANIDE
DESTRUCTION
200 gpm, Slurry Cutter	1		0.5 HP
AREA 470 TAILING HANDLING
PUMP, TAILINGS
DISTRUBUTION
420 gpm, 3X4, Centrifugal,				PIPE, TAILINGS
CS Construction, Rubber				8" HDPE, SDR 11
Lined	1		10 HP		800 ft
PUMP, CCD THICKENER
U/F ADVANCE
160 gpm, 3X4, Centrifugal,				PIPE, TAILINGS
CS Construction, Rubber				12" HDPE, SDR 11
Lined	5	1	7.5 HP		800 ft
AREA 510 MERRILL CROWE
FILTER, CLARIFYING
400 ft2, 210 gpm, 25 ppm				PUMP, PREGNANT SOLUTION
solids, 54" diam. X 8',				600 gpm, 3X4, CS Construction
flushing	1		1 HP		1	1	30 HP

PUMP, BARREN				PUMP, FILTER FEED
SOLUTION				600 gpm, 3X4, CS Construction,
600 gpm, 4X8, Centrifugal,				flooded mechanical seal
CS Construction	1	1	15 HP		1	1	15 HP

FEEDER, ZINC				TANK, DEAERATION
50 lb./hr				3' Diam. X 20' high, 22 in. water
	1			vacuum	1
AREA 550 REAGENTS

PUMP, FLOCCULANT				PUMP, ABS METERING
METERING				75 gpm, Metering Type,
2 gpm, Progressive Cavity				Mechanical Seal
	1		1.5 HP		1	1
				TANK, COPPER SULFATE
PUMP, FLOCCULANT				STORAGE 2900 gal,
METERING
0.5 gpm, Progressive Cavity				8' Diameter X 9' high, closed, SS
	5		1 HP	Construction	1
				FLOCCULANT PACKAGE,
PUMP, REAGENT				SELF CONTAINED Includes
METERING
25 gpm, Metering Type				Agitator, Blower, Bin Feeder,
	3	1	1 HP	Mixer, Tanks, SS Construction	1		3 HP
AREA 650 UTILITIES

PUMP, PROCESS WATER				BLOWER, CYANIDE
1200 gpm, 6X8, CS				DETOXIFICATION
Construction, Packed Seal				1000 cfm, Rotary, Two Stage,
	1		125 HP	Intercooler, Filter Intake	1		75 HP
BLOWER, LEACH TANK
320 cfm @ 20 psig, Rotary,
Two Stage, Intercooler,
Filter Intake	1		30 HP

16.3	Operation and Recoveries

Midas mineralization performs quite well under direct cyanidation with daily recoveries as high as 95.1% for gold and up to 89.8% for silver. The process performance is consistent with gold recovery having a standard deviation of less than two percent. Variances in gold recovery are due to the head grade and grind size, and do not appear to be associated with ore type. The standard deviation of silver recovery is less than four percent with variance due to head grade, grind size, and clay content. Clay enriched mineralization often has higher silver to gold ratios and tend to present recovery difficulties. Recoveries occasionally fall outside the expected distribution because of plant or operating issues. The current grind is 85 percent passing through 200 mesh. The feasibility of producing a finer grind product to improve gold and silver recovery is currently under analysis by Klondex.

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Technical Report for the Midas Mine and Mill, Elko County, Nevada

16.4	Tailings Capacity

Newmont has evaluated the potential of a tailings expansion project. Currently, the remaining capacity in the Midas Phase 4/5 tailings is estimated to be 930,000 tons. Two alternatives are available for increasing tails capacity. The first would raise the existing embankment approximately ten feet and add rib rap embankment protection. This option would add approximately 400,000 tons capacity and is estimated to cost $5M. This option has the advantage of staying inside the existing TSF footprint and can be permitted with a minor modification to the existing plan of operation.

The second option would involve new construction outside the existing TSF footprint. Permit modifications would likely take eighteen to twenty-four months to secure. New tailings construction could be completed by early 2017. The estimated capital cost for this project includes $5M for a new 1 million ton capacity facility, plus $2.4M for permitting, liner, power, etc.

The 2012 performance of the tailings facility included evaporation of over 90M gallons of water utilizing 10 evaporator units. The effective run time is ten hours per day during the peak evaporation season.

During 2013, upgrades to the tailings facility included increasing the number of automated evaporators to fifteen, and installing Wonder-ware software that ties the evaporation system with weather information including wind speed, temperature and humidity. The improved system can operate twenty-four hours for seven days per week.

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16.5	Processing Costs

Midas Mill operating costs for 2012 and January 1 to October 31, 2013 are summarized in Table 16-2

Table 16-2 Processing Costs.

Midas Milling Cash Costs (tonnage basis)
	$/ton			Total Tonnage
Year	Budget	Actual	Variance	Budget	Actual	Variance
2012	$33.12	$35.02	$1.90	373,000	330,000	-43,000
2013 YTD (Oct)	$35.49	$39.05	$3.56	255,600	207,600	-48,000

The elevated cost per ton for 2013 is likely the result of the inflexibility of fixed costs versus diminished throughput. If the total cash costs are divided by the budgeted tonnage, the average cash cost per ton would be US$32 per ton, which is more in line with the projected costs.

16.6	Product

In 2012, Midas sold 103,000 ounces of gold and 1,475,000 ounces of silver. Through October 2013, Midas has sold 48,920 ounces of gold and 1,117,000 ounces of silver. Doré is shipped to the refinery as 350 lb. bars that average approximately 3.94% gold and 90.1% silver plus minor constituents, including less than 4% selenium.

16.7	Processing Operating Permits

The Midas Processing Facility is currently operating under three Air Quality Operating Permits administered by the Nevada Department of Environmental Protection Bureau of Air Pollution Control and one Water Pollution Control Permit administered by the Nevada Department of Environmental Protection (NDEP) Bureau of Water pollution Control. The permits are discussed in detail in Section 19.

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17	Project infrastructure

The Midas underground mine is a modern mine site with all the facilities generally associated with mechanized mining and ore processing. The Midas operation is served by Nevada State Highway 789 connected to a 2.4 -mile all-weather gravel access road.

17.1	Infrastructure

The Midas operation consists of an underground mine, waste rock area, crushing plant, conventional mill, refinery, cyanide destruction circuit, tailings impoundment, and two settling ponds. The mine also provides ancillary facilities; a maintenance shop, warehouse, administration and security building, and facilities for distributing diesel fuel, gasoline, and propane.

17.2	Power

The Midas Mine site has six main electrical transformers located on the surface. Total line capacity is 12 megawatt (MW) or 15,500 HP. Details of the main transformers in the system are listed in Table 17-1.

Table 17-1 Electrical Transformer Details

	Service Voltage
Location		Size	Current Power Draw(MW)
	Kilovolts (kV)
UG Portal	24.9kV	5MVA	1.8
South Vent Raise	24.9kV	2.5MVA	0.9
Deep Vent Raise	24.9kV	1MVA	0.6
North Vent Raise	24.9kV	5MVA	1.7
Mill/Truck Shop	24.9kV	5MVA	2.1
Tails Evaporation	24.9kV	1MVA	0.6
		Total	7.7 MW

Midas also has a 1.4 kilowatt (kW) diesel generator for backup. Electrical power supply to Midas was from Newmont’s Dunphy Power Plant via the 120kV transfer line to the Osgood Substation. Transmission from the Osgood Station to the site is on a 24.9kV line. Site voltage available is from 480 volts (V) service to 4160V service. Klondex purchases electrical power from NV Energy which is transmitted over the same infrastructure.

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17.3	Water

Site water is supplied by two main wells: the Plant Site Well and the Valley Well. The combined capacity of both is 300 gallons per minute (gpm).

17.4	Communication Infrastructure

Digital data communication service on-site is by fiber optic cable and has a 1.1 gigabyte per second capacity. Telephone service is standard multi-line voice service.

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Figure 17-2 Location of Site Facilities

MILL FACILITIES
EXISTING PHASE IV
MIDAS TAILINGS STORAGE FACILITY PHASE VI EXPANSION
EXISTING PHASE V
MINE HAUL ROAD
UNDERGROUND MINE FACILITIES
MINE WASTE STOCKPILE
EXISTING SITE ACCESS ROAD
500 0 500 1000 FEET

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18	Market studies and contracts

18.1	Precious Metal Markets

Gold and silver markets are mature with reputable smelters and refiners located throughout the world. Following several years of increases gold and silver prices began declining in 2012. At the end of 2013 the 36 month trailing average gold price was $1,549 per ounce, the 24 month trailing average price was $1,540 while the monthly average had dropped to $1,225. The silver price trend shows similar behavior and both are shown in Figure 18-1.

$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Gold
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Silver
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Gold
Silver
Gold 36 Mo. Trailing Avg
Silver 36 Mo. Trailing Avg.

18.2	Contracts

As part of normal mining activities the Midas operations have entered into several contracts with several mining industry suppliers and contractors. These contracts contain normal operating terms for area mines.

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18.3	Project Financing

On December 4, 2013, the Corporation entered into a stock purchase agreement with its wholly-owned subsidiary, Klondex Holdings (USA) Inc., and Newmont USA Limited ("Newmont USA") to acquire all of the shares of Newmont Midas Holdings Limited (the "Midas Acquisition"), which indirectly owns the Midas Project. The Midas Acquisition was completed on February 11, 2014. The purchase price of the Midas Acquisition was comprised of (i) approximately US$55 million in cash, (ii) the replacement of Newmont surety arrangements with Nevada and federal regulatory authorities in the amount of approximately US$28 million, and (iii) the issuance by the Corporation to Newmont USA of 5 million warrants to purchase Common Shares at an exercise price of $2.15, with a 15-year term, subject to acceleration in certain circumstances.

The Midas Acquisition was financed through the Subscription Receipt Financing (as defined below), the 2014 Debt Financing (as hereinafter defined) and the Gold Purchase Arrangement (as hereinafter defined).

On January 9, 2014, the Corporation completed an offering (the "Subscription Receipt Financing") of 29,400,000 subscription receipts at a price of $1.45 per subscription receipt on a private placement basis, raising aggregate gross proceeds of $42,630,000 (the "SR Proceeds") pursuant to the terms of an agency agreement dated December 6, 2013 between the Corporation and GMP Securities L.P., MGI Securities Inc., Mackie Research Capital Corporation, M Partners Inc., Jones, Gable & Company Limited and PI Financial Corp. (collectively, the "SR Agents"). The SR Proceeds, less the SR Agents' expenses and out-of-pocket costs and legal expenses, were placed in escrow pending (i) the closing of the Midas Acquisition, and (ii) the receipt by the Corporation of the requisite shareholder approval of the Subscription Receipt Financing and the 2014 Debt Financing (as hereinafter defined) pursuant to the requirements of the Toronto Stock Exchange (“TSX”). Upon both of these conditions being satisfied, on February 11, 2014, the net proceeds of the Subscription Receipt Financing were paid out of the escrowed funds to the Corporation.

On February 11, 2014, the Corporation entered into a senior secured loan facility agreement (the "Facility Agreement") with a syndicate of lenders led by Royal Capital Management Corp., and including K2 and Jones Gable pursuant to which the Corporation issued units consisting of an aggregate of $25,000,000 principal amount of notes, issued at a 2.5% discount to par value, and 3,100,000 warrants ("2014 Lender Warrants") to purchase Common Shares (the "2014 Debt Financing"). The 2014 Lender Warrants have an exercise price of $1.95 and will expire on February 11, 2017. The notes mature on August 11, 2017.

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On February 11, 2014, the Corporation entered into a gold purchase agreement (the "Gold Purchase Agreement") with Franco-Nevada GLW Holdings Corp., a subsidiary of Franco-Nevada Corporation ("FNC"), pursuant to which the Corporation raised proceeds of US$33,763,640 (the "Gold Purchase Arrangement") in consideration for the delivery of an aggregate of 38,250 ounces of gold on a monthly basis over a five year period ending on December 31, 2018. Under the terms of the Gold Purchase Agreement, the Corporation is required to make gold deliveries at the end of each month, with the first delivery due on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces of gold is completed on December 31, 2018. The annualized delivery schedule is shown in Table 18-1.

Table 18-1 FNC Gold Delivery Schedule

Year	Gold Ounces
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

The Corporation's obligations under each of the 2014 Debt Financing and the Gold Purchase Arrangement are secured against all of the assets and property of the Corporation and its subsidiaries. The security granted for the performance of the Corporation's obligations under the 2014 Debt Financing and the Gold Purchase Arrangement rank pari-passu.

The Facility Agreement contains customary events of default and covenants for a transaction of its nature, including limitations on future indebtedness during its term. Early repayment of the loan under the Facility Agreement by the Corporation is required under an event of default under the Facility Agreement, including in the event that the Corporation has failed to pay within three business days of being due any principal or interest totaling $250,000 or more on any indebtedness of the Corporation other than the indebtedness under the Facility Agreement. In addition, the Corporation may not incur indebtedness where, on the date of such incurrence, and after giving effect thereto and the application of proceeds therefrom, the Consolidated Adjusted EBITDA (as defined in the Facility Agreement) of the Corporation and its subsidiaries divided by the sum of the consolidated debt expense (net of consolidated interest income) of the Corporation and its subsidiaries would be less than 3.5.

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The Gold Purchase Agreement also contains customary events of default and covenants for a transaction of its nature. A default under the Facility Agreement would also constitute a default under the Gold Purchase Agreement. As at the date hereof, the Corporation is in compliance with all requirements under the Facility Agreement and the Gold Purchase Agreement.

On February 12, 2014, the Corporation entered into a royalty agreement (the "FC Royalty Agreement") with Franco-Nevada U.S. Corporation ("Franco-Nevada US"), a subsidiary of FNC, and KGS, pursuant to which Klondex Gold & Siler Mining Company raised proceeds of US$1,018,050 from the grant to Franco-Nevada US of a 2.5% NSR royalty on the Fire Creek Project. The Corporation also entered into a royalty agreement (the "Midas Royalty Agreement") with Franco-Nevada US and Newmont Midas Operations Inc. ("Midas Operations"), now an indirect wholly-owned subsidiary of the Corporation, pursuant to which Midas Operations raised proceeds of US$218,310 from the grant of a 2.5% NSR royalty to Franco-Nevada US on the Midas Mine.

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19	Environmental Liabilities, Permits, and Social Impact

The impact of new environmental regulations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the Midas property, the potential for production on the property may be affected.

The Midas Mine is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The mine may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. Mineral exploration and mining operations are conducted in compliance with applicable environmental regulations. The qualified professionals are not aware of any existing environmental liabilities.

19.1	Environmental Management Activities

Ongoing environmental management issues at Midas include regulatory reporting on:

Water Pollution Control Reports;
Air Quality, Water Rights, and Reclamation Reports;
Toxic Release Inventory (TRI) Reports; and
Toxic Substances Control Act (TSCA) Reports.

Additionally, reclamation financial assurances require reporting on:

Annual Corporate Guarantee Review and Approval; and
Triennial Reclamation Cost Estimate Update;

Other environmental management obligations include:

Permit Renewals/Modifications;
Reclamation and Final Permanent Closure Plan;
Cultural Resources Mitigation Actions (Exploration);
Greater Sage-grouse Mitigation Actions; and
Regulatory Inspections.

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19.1.1	Waste Rock Dump Description and Management

The waste rock dump at Midas is located downhill and to the south-east of the portal. Primary waste rocks lithologies are tuff, rhyolite, and basalt. The current dump design covers eleven acres of disturbance on private property. Maximum storage capacity is approximately 1.4 million tons. As of November 2013, the dump contains approximately 990,000 tons, according to Newmont survey personnel.

Waste rock at Midas is used as fill in the underground openings. During phases of increased development, the dump inventory increases, and when the mine development level is normalized, the inventory decreases.

During waste rock placement, composite samples of felsic and mafic rock lithologies are taken on a daily basis. In compliance with the Water Pollution Control Permit, the sample analysis is reported on a quarterly basis. The Meteoric Water Mobility Procedure (MWMP) Profile I is reported to the Bureau of Water Pollution Control (BWPC), which measures thirty-one constituents and properties of the waste related solutions. The potential for the waste rock dump to generate acid is also calculated and reported. Lime is added during quarterly monitoring if the Acid Neutralization Potential (ANP) to Acid Generation Potential (GNP) ratio is less than 1.0.

During 2012 and 2013, no constituent’s average value taken from the waste rock dump was outside of the acceptable profile standard (reported from Quarter 4, 2011 through Quarter 3, 2013). During the same period, 627,000 tons of felsic and 74,400 tons of mafic rock were placed on the dump. The average ANP to AGP readings for that time were a ratio of 2.3. Additionally, Monitoring Well-9, in the drainage below the dump, is sampled on the same period and protocol.

Waste rock is routinely reclaimed from the dump and placed in underground stopes. It is anticipated that, during the latter stages of mining, stope fill requirements will allow a much higher rate of waste rock re-placement diminishing the volume of the surface dump.

The Midas Revised Three Year Reclamation Plan was approved by the BMRR in October 2012. The plan states on Page 23:

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“All of the mine waste rock that is stored on the temporary waste rock facility will be removed from this area and backfilled into the decline. Once the rock is removed, the topography in this area will approximate the original contour. Reclamation will consist of the placement of 0.5 feet of cover and 0.5 feet of growth media and seeding.” (US Department of the Interior (DOI) Bureau of Land Managment (BLM), 2013)

Topsoil for the waste rock facility is stored immediately downhill from the Midas mine facility. When the reclamation plan is complete, the potential for future waste rock acid drainage will be mitigated.

19.1.2	Tailings Impoundment Description and Management

Midas Mine’s process Tailings Impoundment is located on the west flank of a wide canyon on the southern periphery of the active mine site. The tailings coverage entails ninety-five acres of disturbance on private property. The embankment has undergone four permitted lifts to expand capacity since its original construction. The current lift is known as “Phase 5”. The Phase 5 lift was designed by the engineering firm, Smith Williams Consultants, Inc., and is permitted with Dam Safety Permit J-555 by the Nevada Department of Water Resources. The current cumulative capacity of the pond is 3.70 million tons, of which approximately 930,000 tons are still available.

The Tailings Impoundment is a synthetic lined pond with 2:1 slope ratio on the internal walls and 3:1 slope ratio on the external walls comprised of compacted earth and rock buttress construction. The dam has a maximum permitted vertical lift (Phase Six – which has not yet been built) of two hundred feet on the external, downslope side. The pond contains approximately 2,750,000 tons of detoxified cyanide tails ground to 80% passing a 200 mesh screen. Tailings placement occurs simultaneously with process water decantation and active evaporation within the margins of the pond.

The cumulative, drained process tailings are subjected to downward migrating water. There is potential for this water to escape the lined tailings storage facility. Furthermore, meteoric waters in the alluvium outside the pond host potential to leach chemicals from the tailings through the outer walls of the tailing dam and then enter the drainage at the toe of the dam. The possible occurrences of seepage are monitored by quarterly sampling from 10 monitoring wells, nine of which are down-gradient of the storage facility and one up-gradient. Results from these samples are reported quarterly to BWPC, according to the Water Pollution Control permit and are governed by the MWMP Profile I protocol.

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Incidental seepage is not allowed to enter the Waters of the State by federal law. Any seepage solutions are captured in an underdrain pond and drainage wells prior to contamination of the regional hydrologic system. Fugitive water is pumped back into the tailings impoundment.

The Midas Reclamation Plan provides for proper reclamation and closure of the Tailings Storage Facility. This plan includes a period of Process Fluid Stabilization followed by placement of an Evapo-Transpiration (ET) barrier, designed to force meteoric water to evaporate instead of infiltrating the pond. Seeding for vegetation follows ET placement. Water quality monitoring will continue for a period of five years and be reported on a quarterly basis.

The Midas Revised Three Year Reclamation Plan was approved by the Bureau of Mining Regulation and Reclamation (BMRR) in October 2012. When reclamation is completed, the potential for future seepage from the tailings storage impoundment will be mitigated.

19.1.3	Air Emissions Control

Air emission standards for Midas are defined in the BLM Environmental Assessment titled, “Midas Underground Support Facilities, Newmont Mining Corporation”, issued in March, 2013. These emissions include diesel particulate and dust expelled from underground mining operations, fugitive dust from surface operations, road maintenance, crushing activities, and mercury emissions from refinery furnaces and mercury retorts.

Newmont’s current Midas operations are regulated by a number of Bureau of Air Pollution Control (BAPC) permits. Operations at Midas are permitted under Class II Air Quality Operating Permit AP1041-0766.02. A Title V application was submitted in January 2012, and the permit approval is currently pending BAPC review. Surface disturbance and fugitive emissions are regulated under three Class II Surface Area Disturbance Permits: AP1041-1444.01 (Borrow Pit), AP1041-1454.01 (Exploration), and AP1442-2674 (Jakes Creek Gravel Pit).

Current mercury emissions are less than 5 pounds (lbs.) per year and are thus not regulated. To allow for potential increases in mercury emission, as is anticipated in processing custom ores at Midas, Newmont has obtained a Nevada Mercury Control air permit from the BAPC and is currently operating in Phase 1 of this permit.

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The purpose of Phase 1 is to monitor and operate properly under existing mercury controls and to implement work practice standards on units without controls in order to minimize emissions until the appropriate technologies under the Nevada Maximum Achievable Control Technology (NvMACT) standards are determined. Phase 1 permits do not have emissions limits. At the existing Midas facility, Newmont is operating under Mercury OPTC: Phase 1, AP1041-2253 for a number of units.

Beginning in 2014, Midas will operate under Phase 2, which specifies limits for emitting units. If the constraints in the permits are followed, Midas should not incur any liability with regard to Air Emissions.

19.1.4	Reclamation cost and bonding

Newmont’s Midas budgeted reclamation costs (Table 19-1) and bond calculation (Table 19-3) are listed below. Klondex’s position as a small operator does not allow them the option of corporate guarantee, and they will be required to bond the entire $27.3M total.

Table 19-1 Reclamation budget ($000’s)

Earthworks and revegitation	$1,610
Water	$5,012
Demolition	$1,027
Monitoring	$182
Construction Management	$0
Contingency and add-ons	$2,509
Total Budget	$10,341

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Table 19-2 Newmont's Reclamation BondEstimate ($000’s)

Earthworks and revegitation	$6,182
Water	$12,622
Demolition	$1,279
Monitoring	$149
Construction Management	$208
Mandatory agency add-ons	$6,903
Total	$27,342

Corporate guarantee	$12,669
Bond	$14,673
Total	$27,342

Klondex engaged SRK Consulting to review the reclamation bond adequacy, and SRK prepared the following estimate for reclamation of the Midas operations. This estimate was prepared using 2013 labor and equipment rates approximating those of a third party contractor, and the Standardized Reclamation Cost Estimation tool (SCRE). The SCRE is used to calculate bond obligations for the Nevada Division of Environmental Protection, Bureau of Mining Regulation and Reclamation (NDEP-BMRR) and the BLM. (Martini 2014)

Table 19-3 Revised Reclamation Cost Estimate($000’s)

Earthworks and revegitation	$4,465
Water	$9,178
Demolition	$1,222
Monitoring	$156
Construction Management	$2,029
Mandatory agency add-ons	$1,023
Total	$18,073

19.2	Permits

In summary, the Midas Property, including the Ken Snyder Mine and the Midas Processing Facility, have been in operation since 1998. Beginning in 1992 and up until 1997, a full suite of exploration, operating, and tailings permits were acquired, and since 1998 have been maintained and modified to suit the full range of operations at Midas.

In overview, permits are maintained at the State level with the Nevada Department of Environmental Protection and State Fire Marshal, at the Federal level with the Bureau of Land Management, and locally with the Counties of Elko and Humboldt. Signinficant permits held and maintained by the Midas Operations are listed in Table 19-4.
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Following is a list of the permit types required to operate at Midas:

Air Quality permit;

Air permits include Surface Air Disturbance permitting, Class I and Class II Operating Permits, and Mercury Control Permits. These permits, administered by the NDEP, are in compliance with Federal EPA Emissions Inventory Systems.

Water Quality permit;

Water permits include Water Pollution Control permits, various Storm Water Control permits, permits for dams and Industrial Artificial Ponds. These permits are administered by the Nevada Department of Wildlife and the NDEP and adhere to the Federal EPA Discharge and Release Standards. Public Water Systems and Treatment facilities are also covered.

Rights of Way;

Rights to operate on Federal Lands are administered by the BLM. Midas holds four main Rights of Way.

Plans of Operation;

Two Plans of Operations are in effect, the first covering the mining and processing operations and the second covers exploration activities on the surrounding land package. Both are administered by the BLM.

Water Rights:

The Midas Mine has acquired sufficient water rights for operation of the two water supply wells and mine dewatering system.

Other Permits.

Other permits include state fire protection permits, solid waste disposal permits, reclamation permits, septic systems, etc.

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Midas holds and maintains 26 major permits and agreements. Table 19-4 lists these permits and their respective reporting and expiration periods.

Table 19-4 Midas Operations Comprehensive Permit List

Permit	Number	Description	Agency	Current	Period	Expiration
Class II Air Quality	AP1041-0766	Processing Permit	NDEP-BAPC	yes	Annual	5/11/2014
Class I Operating	AP1041-2989	Permit to Construct	NDEP-BAPC	yes	Annual	6/5/2014
Nevada Mercury	AP1041-2253	Mercury Operating	NDEP-BAPC	yes	Annual	6/5/2014
Control		Permit
Surface Air	AP1041-1444	Midas Gravel Pit	NDEP-BAPC	yes	Annual	8/19/2014
Disturbance
Surface Air	AP1041-1454	Exploration	NDEP-BAPC	yes	Annual	9/7/2014
Disturbance
Surface Air	AP1442-2674	Jakes Creek Gravel	NDEP-BAPC	yes	Annual	5/5/2015
Disturbance (SAD)		Pit
IAP	S35289	Industrial Artificial	NDOW	yes	Quarterly	6/30/2018
Ponds Permit
Dam Permit	J-555	Dam Safety Phases	NDEP-NDWR	yes	Bi-Ann.	6/30/2014
4 - 5
Right of Way	N83284	Power Line	BLM	yes	N/A	8/28/2027
Right of Way	N61100	Road and Power	BLM	yes	N/A	4/23/2027
Line
Right of Way	N-66023	Road and	BLM	yes	N/A	11/20/2029
Waterline
Right of Way	N088016	Snow Fence	BLM	yes	N/A	12/31/2039

Plan of Operations	NVN 071128	Exploration POO	BLM	yes	N/A	N/A
Plan of Operations	NVN 088898	Operations Plan	BLM	hold	N/A	N/A
Storm Water	CSW-19747	Jakes Creek Storm	NDEP-BWPC	yes	Annual	7/1/2014
Water Runoff
Storm Water	ISW-1464	Midas Gravel Pit	NDEP-BWPC	yes	Annual	7/1/2014
Storm Water
Storm Water	MSW-221	Mine Ops Storm	NDEP-BWPC	yes	Annual	7/1/2014
Water Runoff
WPCP	NEV-96107	Water Pollution	NDEP-BMRR	yes	Quarterly	2/5/2013
Control Permit
Potable Water P	EL-0908-	Public Water	NDEP-BSDW	yes	Quarterly	6/30/2014
	12NTC	System
Potable Water T	EL-0908-	Treatment Facility	NDEP-BSDW	yes	Quarterly	6/30/2014
TP01-
12NTNC
Reclamation Permit	#0098	Exploration	NDEP-BMRR	yes	Annual	2/28/2014
Reclamation Permit	#0125	Mine Operations	NDEP-BMRR	yes	Annual	10/5/2015
Fire Safety Plan	27455	HAZMAT Permit	NV Fire Marshal	yes	Annual	2/28/2014
EPCRA	8941KNSNY	Waste Generation	EPA-BWM	yes	Annual	6/30/2014
60MIL

Notes of significance about the permits in place are listed below:

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Air Quality;

Midas is currently operating under two permits, the Class II operating permit AP1041-0766 and the Mercury Operating Permit AP1041-2253. The Class 1A Permit AP1041-2989 is currently a “permit to construct.” This permit includes the mercury capture and mitigation process hardware which has not yet been installed. It is the intention of Newmont and the BAPC, that the Class II and Mercury permits will be rolled into the Class 1 Permit upon inspection an approval of the mercury circuit. The site will thus operate under only one Air Quality Operating Permit.

Solid Waste;

There is no landfill permit. Solid waste is removed from site and disposed of at Newmont’s Twin Creeks Mine.

Industrial Artificial Pond (IAP);

Should ownership of the property be transferred, most of the permits and rights will transfer as well. The IAP Permit will be closed, and it must be obtained through a re-application process.

Jakes Creek;

The Jakes Creek ROW and SAD permits are held to access and maintain the Jakes Creek area and road. This is part of a county road maintenance agreement, mentioned in the following section.

Water Pollution Control Permit (WPCP);

The current site WPCP expired February 2013. Newmont filed an Application for Renewal more than 90 days before expiry in 2012. The permit renewal is under review by NDEP. It is permissible to operate under an expired permit, as long as the renewal was filed during the renewal application period.

In conclusion, based on statements submitted to the authors by Newmont, there are currently no Noncompliance Orders or Notices of Violation issued relating to the Midas site. This sites status of good compliance has not been confirmed by the authors at the State or Federal level.

19.3	Social Impact

Midas Mine management incurs responsibility to address these issues:

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Road agreements with Elko County and Humboldt County related to drilling two wells on Humboldt County-owned land. The drilling would entail supporting dust suppression on the access road (from the “Y” to the mine entrance). The drilling was scheduled for Spring 2013 (presently awaiting water rights transfer at State of Nevada from Humboldt County to Newmont).

Additionally, Midas provides labor, materials, and equipment for maintenance of State Route 18. In 2012, a total of $285,000 was spent on the following areas of road maintenance:

•	Dust suppression;
•	Grading;
•	Routine repairs;
•	Maintenance of signage and cattle guards;
•	Snow removal;

The Midas Operation also participates in community support of the following organizations:

•	Midas Fire Department: $2,500 for July 4 parade and first responder program;
•	Nevada Bighorns Unlimited: $3,500 for August fundraiser; and
•	Annual community picnic to provide update on mine operations (held in July).

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20	Adjacent Properties

Nearby properties to the Midas Property include the Pinson Gold Project Mine, Turquoise Ridge, Hollister Mine, the Fire Creek Project, and Mule Canyon. The authors of this Technical Report have not verified this information regarding the adjacent properties described herein. The information contained in this section of the Technical Report is not necessarily indicative of the mineralization at the Midas Project.

20.1	Pinson Gold Project Mine

The Pinson Mine is located near Winnemucca, in Humboldt County, Nevada, along one of the premier gold trends in northern Nevada called the Getchell Gold Belt, which is not within the NNR. The mine is in the south-central portion of the Getchell Gold Belt southwest of Barrick's Turquoise Ridge Mines and Newmont's Twin Creeks Mine. Gold mineralization along this trend is characterized as a Carlin-type disseminated gold hosted in Ordovician sedimentary rocks. The mineralogy and host rocks are different than the deposits in the NNR, which are epithermal vein hosted deposits hosted in mafic basalts.

The Pinson mine produced 985,000 ounces of gold from 1980 through 1999 by open pit mining and has seen over US$100 million in exploration and development spending on the property since 1998, (Crowl, 2011). These expenditures include over US$10 million by Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold Corporation, from 1998 through 2001. In 2004, Atna entered into an agreement to earn a 70 percent interest in the Pinson property. A total of US$14 million was spent by Atna from 2004 through 2006 to earn its 70 percent interest. In 2006, PMC exercised a claw-back right and subsequently spent US $ 36 million to earn a 70 percent interest in the property, with Atna's interest reducing to 30 percent. In August 2011, Atna acquired PMC's 70 percent interest in the four square miles of land (2,480 acres) containing all areas of past gold production and the area containing the currently estimated mineral resources (Crowl, 2011).

Atna commenced underground mine development in early 2012, and mine ramp-up began in late 2012 with increasing development and production output through this period. At the end of June 2013, the mine was placed on care and maintenance status until such time that a revised mine plan has been developed and additional financing can be arranged.

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20.2	Turquoise Ridge

The Turquoise Ridge property is also located in the Getchell Gold Belt, about 70 kilometers northeast of Winnemucca, Nevada, on the eastern flank of the Osgood Mountains. The mineralization is Carlin-type disseminated gold hosted in Ordovician sedimentary rocks, as are the Pinson Mine and Twin Creeks Mine. The mines in the Getchell Gold Belt are not within the NNR. Barrick is the operator and 75% owner of the mine with Newmont owning the remaining 25%.

Turquoise Ridge uses underhand cut-and-fill mining methods, and ore is transported to Newmont’s Twin Creeks mill for processing. The refractory gold ore is treated by pressure oxidation technology, and gold is recovered using conventional carbon-in-leach technology. (Infomine 2014)

20.3	Hollister Mine

Waterton Global Mining Company’s Hollister mine is in Elko County approximately 20 miles south east from the Midas Mine. Once considered to be one of the highest grade gold deposits in the world, the Hollister gold mine is located in northern Nevada, at the intersection of the Carlin Trend and the Northern Nevada Rift. The Carlin trend is one of the world’s richest gold mining districts and the most prolific gold mining region in North America.

The Hollister gold mine has been in production since 2008. The mine has had a historic production rate of 350 to 400 ore tons per day, producing an average of 80,000 oz of gold per year, (source: Business Wire, 2013).

20.4	Fire Creek

Fire Creek is located in Lander County in north-central Nevada about 16 miles south of Interstate highway I-80. The mineralization at Fire Creek is a shallow, low-sulfidation, vertically-zoned, epithermal gold-silver system. The mineralization occurs in two habits: disseminated gold in argillically altered tertiary basalt; and as clots, stringers, and visible gold in steeply dipping epithermal quartz-calcite veins. The basalt flows and intrusions are sub-horizontal and are cross-cut by high-angle normal faults forming regional grabens. These structures trend parallel to the north-northwest striking NNR. High-grade gold mineralization occurs within veins and is disseminated in the basalt near vertical structures within the boiling zone horizon of an epithermal system.

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A high-grade bonanza gold horizon occurs at approximately 300 feet to about 600 feet below the surface, with mineralization occurring from the surface and open at depth. Vein textures, gangue minerals, and alteration at Fire Creek are classic epithermal phenomena. (Odell, 2013).

20.5	Mule Canyon

Mule Canyon is located 55 miles south of Midas along the Northern Nevada Rift. Similar to Midas, the Mule Canyon gold deposit is a shallow, low-sulfidation, epithermal Au-Ag deposit that occurs near the west side of the NNR. As of December 1996, the Mule Canyon deposit consisted of six small deposits that contained pre-mining reserves of about 8.2 million tons at an average grade of 3.81 gpt, (John, 2003). The mine is a past producer and is currently idled.

The mineralization at Mule Canyon is an uncommon mafic end member of low-sulfidation Au-Ag deposits associated with tholeiitic bimodal basalt-rhyolite magmatism, common to rift system environments. The mineralized material at Mule Canyon is hosted by a basalt-andesite eruptive center that formed between about 16.4 to 15.8 Ma during early mafic eruptions related to regionally extensive bimodal magmatism and rifting. Hydrothermal alteration and Au-Ag mineralization formed at about 15.6 Ma and were tightly controlled by north-northwest- to north-striking high-angle fault and breccia zones developed during rifting, emplacement of mafic dikes, and eruption of mafic lava flows, (John, 2003).

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21	Other Relevant Data and Information

The Midas Mine and Mill have been in continuous operation since 1998 producing over 2,000,000 ounces of gold during this period. The authors are not aware of any other relevant data and information having bearing on the Midas mineral resource or ongoing exploration and mining operations.

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22	Interpretations and Conclusions

22.1	Conclusions

The Midas mine is a modern, mechanized narrow vein mine. Sufficient capital has not been allocated to near mine exploration to replenish reserves and resources depleted through mining. There are several exploration targets in the immediate area and within the mine’s land position. As a result, underground mining rates will decline resulting in excess milling capacity in the near term.

Significant mineral resources have been identified on the 205 and 305 veins. The remaining Main Veins were not evaluated as part of this report and may also contain significant un-mined resources.

The conventional Merrill Crow mill facility is an efficient well maintained modern mineral processing plant capable of processing 1,200 tpd. The plant is capable of operating with a minimum crew compliment resulting in cost reductions when operated at capacity. Expected mine production of 300 tpd in the next two to three years will allow mill feed to be supplemented from Klondex’s nearby properties and third party toll milling.

The Midas Tailings Facility Storage (TSF) is nearing design capacity and has approximately 930,000 tons of capacity remaining. A significant percentage of the remaining capacity is displaced by the excess water volume generated from mine dewatering and stored in the TSF. The current water inventory in the Midas TSF is approximately 150 million gallons. Midas has installed 15 evaporator units with an annual evaporating capacity of 100 million gallons. Mine dewatering contributes 25 million gallons annually and precipitation another 8 – 10 million gallons. Diverting and treating the mine water from the tailings dam and using it for process makeup water will greatly enhance the water management scheme and allow filling the TSF to design capacity.

Newmont has designed the Phase VII expansion to the existing TSF. This will raise the existing dam and add 400,000 tons of capacity. Due to the height of the existing dam and the need to add rip rap for embankment protection, the cost of this expansion is estimated at $5M, or $12.50 / ton of material processed. Effective water management and aggressively pursuing an alternative tailings location can eliminate the need for the Phase VII expansion.

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Construction of a new TSF would require 18 – 24 months to permit before construction could begin in 2016. This could add 1 million tons of storage at a cost of $7.4M.

22.2	Project Risks

Table 22-1 presents the significant risks identified by the Qualified Person that have potential to impact the Midas Mine. The probability of any of these risks occurring has not been determined, nor has the extent of any impact on the precious metal production.

Table 22-1 Potential Project Risks

Risk	Potential Impact	Mitigating Measures	Opportunities
Water evaporation	Decreased tailings	Construct water	Water Treatment
rates less than required	capacity	treatment plant to allow	costs less than
		mine dewatering to be	evaporation costs
used as process makeup
water
delayed	operating costs, delayed	facility
production
Stope dilution greater	Producton cost increase	Employ alternative mining
than anticipated	and loss of resource	methods and/or increase
cutoff grade

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23	Recommendations

The following recommendations should be undertaken expand the resource base and optimize operations.

Table 23-1 Recommendations and estimated costs

Recommendation	Cost
The main veins other than the 205 and 305 need to be assessed for a	$0.1M
remaining resource potential.
Engineering work to evaluate the economic viability of extending mine	$0.1M
development along strike and down dip to exploit the resources remaining in all the main veins.
Near mine exploration - Queen, SR, Acme, Homestead, GP Veins	$ 2.6 M

District exploration - Opal Hill, Redscrabble, Hardscrabble and Grant	$ 1.5 M
Jackson/Missing Link areas
Engineering & permitting for new tailings storage facility	$ 1.0 M

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24	Bibliography

Crowl, W. J. (2011, May 31). NI 43-101 Technical Report, Pinson Project, Humboldt County, Nevada.

Erwin, T. P. (2013, November 27). Mineral Status Report for Klondex Gold and Silver Mining Company - Project King, File NO. 52591.004.

Graf, G. (2013, January 13). Midas 2011 - 2012 Surface Exploration Report. Newmont Internal Memorandum.

Infomine “Turquoise Ridge Mine”, March 2014. htpp://www.infomine.com/minesites

John, D. A. (2003). Geologic Setting and Genesis of the Mule Canuon Low-Sulfidation Epithermal Gold-Silver Deposit, North-Central Nevada. Economic Geology, 98, 424-463.

Klondex Mines Ltd. (2013, December 4). Final Disclosure Schedules to Stock Purchase Agreement.

Leavitt, E. D., Spell, T. L., Glodstrand, P. M., & Arehart, G. B. (2004, December 1). Geochronology of the Midas Low-Sulfidation Epithermal Gold-Silver Deposit, Elko County, Nevada. Econoomic Geology, 99(8), 1665-1686.

Martini, Josepph, SRK Consulting (2014, February). Midas Mine and Mill Reclamation Cost Adequacy, Report for Klondex Mines Ltd.

Newmont Mining Corporation. (2010). Internal Test Parameters Memorandum.

Newmont Mining Corporation. (2013, December). http://www.newmont.com/our-investors/reserves-and-resources.

Odell, M. A. (2013). NI 43-101 Technical Report, Fire Creek Exploration Project, Lander County, Nevada. NI 43-101 Technical Report.

Ponce, D. A. (2008, February). A Prominent Geophysical Feature Along the Northern Nevada Rift and its Geologic Implications, North-Central Nevada. Geosphere, 4(1), 207-217.

Postlethwaite, C. (2011, December 19). Progress Report of The 20011 Midas District Mapping and Structural Analysis. Newmont Internal Report.

Rott, E. H. (1931). Ore Deposits of the Gold Cirlce Minng District, Elko County, Nevada. Bulletin of the Nevada Bureau of Mines and Mackay School of Mines.

Saunders, J. A. (2006). Geochronology of Volcanic-Hosted Low-Sulfidation Au-Ag Deposits, Winnemucca-Sleeper Mine Area, Northern Great Basin, USA. US Geological Survey.

US Department of the Interior (DOI) Bureau of Land Managment (BLM). (2013, March). Midas Underground Support Facilities Newmont Mining Corporation, Environmental Assesment.

Wallace, A. R., & John, D. A. (1998). NewStudies of Tertiary Volcanic Rocks and Mineral Deposits, Northern Nevada Rift. Conributions to Gold Metallogeny of Northern Nevada.

Watt, J. T., Glen, J. M., John, D. A., & Ponce, D. A. (2007, December). Three-dimensional Geologic Model of the Northern Nevada Rift and the Beowawe Geothermal System, North-Central Nevada. Geosphere, 3(6), 667-682.

Zoback, M. L., McKee, E. H., Blakely, R. J., & Thompson, G. A. (1994). The Northern Nevada Rift: Regional Tectono_Magnetic Relations and Middle Miocene Stress Direction. Geologic SOciety of America Bulletin(106), 371-382.

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25	Glossary

Assay:	The chemical analysis of mineral samples to determine the metal content.

Asbuilt:	(plural asbuilts), a field survey, construction drawing, 3D model, or other descriptive representation of an engineered design for underground workings.

Composite:	Combining more than one sample result to give an average result over a larger distance.

Concentrate:	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

Crushing:	Initial process of reducing material size to render it more amenable for further processing.

Cut-off Grade (CoG):	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.

Dilution:	Waste, which is unavoidably mined with ore.

Dip:	Angle of inclination of a geological feature/rock from the horizontal.

Fault:	The surface of a fracture along which movement has occurred.

Footwall:	The underlying side of a mineralized body or stope.

Gangue:	Non-valuable components of the ore.

Grade:	The measure of concentration of valuable minerals within mineralized rock.

Hanging wall:	The overlying side of a mineralized body or stope.

Haulage:	A horizontal underground excavation which is used to transport mined rock.

Igneous:	Primary crystalline rock formed by the solidification of magma.

Kriging:	A weighted, moving average interpolation method in which the set of weights assigned to samples minimizes the estimation variance.

Level:	A main underground roadway or passage driven along a level course to afford access to stopes or workings and to provide ventilation and a haulage way for the removal of broken rock.

Lithological:	Geological description pertaining to different rock types.

Milling:	A general term used to describe the process in which the ore is crushed, ground and subjected to physical or chemical treatment to extract the valuable minerals in a concentrate or finished product.

Mineral/Mining Lease:	A lease area for which mineral rights are held.

Mining Assets:	The Material Properties and Significant Exploration Properties.

Sedimentary:	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.

Sill1:	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.

Sill2:	The floor of a mine passage way.

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Stope:	An underground excavation from which ore has been removed.

Stratigraphy:	The study of stratified rocks in terms of time and space.

Strike:	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.

Sulfide:	A sulfur bearing mineral.

Tailings:	Finely ground waste rock from which valuable minerals or metals have been extracted.

Thickening:	The process of concentrating solid particles in suspension.

Total Expenditure:	All expenditures including those of an operating and capital nature.

Variogram:	A plot of the variance of paired sample measurements as a function of distance and/or direction.

Mineral Resources

The mineral resources have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (2010) which are recognized by NI 43-101. Accordingly, the mineral resources in this Technical Report have been classified as Measured, Indicated or Inferred.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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26	Appendix A Certificate of Authors and Consent Forms

Practical Mining LLC	March 31, 2014

CERTIFICATE of QUALIFIED PERSON

Re:  Technical Report for the Midas Mine and Mill, Elko County, Nevada, dated the 31st day of March 2014, with an effective date of January 31, 2014:

I, Mark A. Odell, P.E., do hereby certify that:

As of January 31, 2014, I am a consulting mining engineer at:
Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801
775-345-3718

1)	I am a Registered Professional Mining Engineer in the State of Nevada (# 13708), and a Registered Member (#2402150) of the Society for Mining, Metallurgy and Exploration (SME).

2)	I am a graduate of The Colorado School of Mines, Golden, Colorado with a Bachelor of Science Degree in Mining Engineering in 1985. I have practiced my profession continuously since 1985.

3)	Since 1985, I have been involved with mine engineering and operations for base and precious metals and coal in both surface and underground environments, in the western United States.

4)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my experience and qualifications and good standing with proper designation within a recognized professional organization fully meet the criteria as a Qualified Person as defined under the terms of NI 43-101.

5)	I am a contract consulting engineer for the Issuer and Project owner: Klondex Mines Ltd. and have inspected the Midas Property on November 26, 2013.

6)

I am responsible for preparation of all sections of the technical report titled Technical Report for the Midas Mine and Mill, Elko County, Nevada, dated the 31st day of March 2014, with an effective date of January 31, 2014 (the “Technical Report”).

7)	I am independent of the Issuer within the meaning of Section 1.5 of NI 43-101.

8)

I was paid a daily rate for consulting services performed in evaluation of the Midas Project for Klondex Mines Ltd. and do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Midas mine area.

9)	I have read NI 43-101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in accordance with that instrument and form.

10)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of March 2014,

“Signed” Mark A. Odell

Mark A. Odell, P.E.
Practical Mining LLC
markodell@practicalmining.com

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island Securities Office
Superintendent of Securities, Newfoundland and Labrador

I, Mark Odell, P.E., do hereby consent to the public filing of the technical report titled Technical Report for the Midas Mine and Mill, Elko County, Nevada, dated the 31st day of March 2014, with an effective date of January 31, 2014 (the “Technical Report”) by Klondex Mines Ltd. (the “Company”) with the Canadian securities regulatory authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Technical Report in the Annual Information Form of the Company dated March 31, 2014 (the “Written Disclosure”).

The undersigned certifies that he has read the Written Disclosure being filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which the undersigned is responsible.

Dated this 31st day of March 2014,

“Signed” Mark A. Odell

Mark A, Odell, P.E.
Practical Mining LLC
markodell@practicalmining.com

CERTIFICATE of QUALIFIED PERSON

Re: Technical Report for the Midas Mine and Mill, Elko County, Nevada, dated the 31st day of March 2014, with an effective date of January 31, 2014:

I, Adam S. Knight, PE, do hereby certify that:

As of January 31, 2014 I am a consulting mining engineer at:
Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801

1)	I am a Registered Professional Mining Engineer in the State of Nevada (#15796).

2)	I graduated with a Bachelor of Science degree in Mining Engineering from University of Nevada Reno in 1997.

3)	I have worked as a mining engineer for a total of 16 years since my 1997 graduation from university.

4)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the Purposes on NI 43-101.

5)

I am responsible for sections 13, 16, 17 and 19 of the technical report titled Technical Report for the Midas Mine and Mill, Elko County, Nevada, dated the 31st day of March 2014, with an effective date of January 31, 2014 (the “Technical Report”).

6)	I am a contract consulting engineer for the Issuer and Project owner: Klondex Mines Ltd. and I last visited the Midas Property on November 26, 2013.

7)	I am independent of the Issuer within the meaning of Section 1.5 of NI 43-101.

8)

I was paid an hourly rate for engineering consulting services performed in evaluation of the Midas Project and do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Midas area.

9)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of March 2014,

“Signed” Adam S. Knight

Adam S. Knight, PE Mine Engr.
Practical Mining LLC
admknght@gmail.com

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island Securities Office
Superintendent of Securities, Newfoundland and Labrador

I, Adam S. Knight, PE, do hereby consent to the public filing of the technical report titled Technical Report for the Midas Mine and Mill, Elko County, Nevada, dated the 31st day of March 2014, with an effective date of January 31, 2014 (the “Technical Report”) by Klondex Mines Ltd. (the “Company”) with the Canadian Securities Regulatory Authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Technical Report in the Annual Information Form of the Company dated March 31, 2014 (the “Written Disclosure”).

The undersigned certifies that he has read the Written Disclosure being filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which the undersigned is responsible.

Dated this 31st day of March 2014,

“Signed” Adam S. Knight

Adam S. Knight, PE Mine Engr.

Practical Mining LLC
admknght@gmail.com

Exploration, Mining, and GIS Data Analysis

Michele White, C.P.G.
#11252, American Institute of Professional Geologists
All One River, LLC
634 Pulver Rd. Lake George, CO 80827 719-748-3270 Aubassoon@aol.com

CERTIFICATE of QUALIFIED PERSON

Re:  Technical Report for the Midas Mine and Mill, Elko County, Nevada, dated the 31st day of March 2014, with an effective date of January 31, 2014:

I, Michele White, C.P.G., do hereby certify that:

As of January 31, 2014, I am a consulting geologist and data analyst at:
All One River, LLC
634 Pulver Rd.
Lake George, CO 80827, USA
(719) 748-3270

1)	I am a Registered Professional Geologist in the United States (# 11252) with the American Institute of Professional Geologists.

2)	I am a graduate of The University of Colorado, Boulder, Colorado with a Master of Science Degree in Economic Geology in 1997. I have practiced my profession continuously since 1990.

3)	Since 1990, I have been involved with exploration and mine geology for base and precious metals in both surface and underground environments in the western United States and internationally.

4)

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43- 101”) and certify that by reason of my experience and qualifications and good standing with proper designation within a recognized professional organization fully meet the criteria as a Qualified Person as defined under the terms of NI 43-101.

5)	I am a contract consulting geologist for the Issuer and Project owner: Klondex Mines Ltd.

6)

I am responsible for the preparation of sections 7, 8, 9, 10, 11, 12 and 20 of the technical report titled Technical Report for the Midas Mine and Mill, Elko County, Nevada, dated the 31st day of March 2014, with an effective date of January 31, 2014 (the “Technical Report”) relating to the Midas Project.

7)	I visited the Midas Property on November 26, 2013.

Exploration, Mining, and GIS Data Analysis

8)	I am independent of the Issuer within the meaning of Section 1.5 of NI 43-101.

9)

I was paid a daily rate for consulting services performed in evaluation of the Midas Mine and do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Midas Project area.

10)	I have read NI 43-101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in accordance with that instrument and form.

11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of March 2014,

“Signed” Michele White

Michele White, C.P.G.

All One River, LLC
634 Pulver Rd.
Lake George, CO 80827, USA
(719) 748- 3270
aubassoon@aol.com

Exploration, Mining, and GIS Data Analysis

Michele White, C.P.G.
#11252, American Institute of Professional Geologists
All One River, LLC
634 Pulver Rd.
Lake George, CO 80827
719-748-3270
Aubassoon@aol.com

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island Securities Office
Superintendent of Securities, Newfoundland and Labrador

I, Michele White, C.P.G., do hereby consent to the public filing of the technical report titled Technical Report for the Midas Mine and Mill, Elko County, Nevada, dated the 31st day of March 2014, with an effective date of January 31, 2014, (the “Technical Report”) by Klondex Mines Ltd. (the “Company”) with the Canadian securities regulatory authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Technical Report in the Annual Information Form of the Company dated March 31, 2014 (the “Written Disclosure”).

The undersigned certifies that she has read the Written Disclosure being filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which the undersigned is responsible.

Dated this 31st day of March 2014,

“Signed” Michele White

Michele White, C.P.G.

All One River, LLC
634 Pulver Rd.
Lake George, CO 80827
719-748-3270
Aubassoon@aol.com

Karl T. Swanson, SME, MAusIMM
PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
Email: karl.swanson@yahoo.com

CERTIFICATE OF AUTHOR

Re:  Technical Report for the Midas Mine and Mill, Elko County, Nevada, Nevada, dated the 31st day of March 2014, with an effective date of January 31, 2014:

I, Karl T. Swanson, SME, MAusIMM, do hereby certify that:

As of March 31, 2014, I am an independent geological and mining engineering consultant at:
Karl Swanson
PO Box 86
Larkspur, CO 80118, USA

1)

I graduated with a Bachelor of Science degree in Geological Engineering from Colorado School of Mines in 1990. In addition, I obtained a Master of Engineering degree in Mining Engineering from Colorado School of Mines in 1994.

2)	I am a registered member of the Society for Mining, Metallurgy & Exploration (SME) #4043076. I am a member of the Australian Institute of Mining and Metallurgy (AusIMM) #304871.

3)	I have worked as a geological and mining engineer for a total of 20 years since my 1990 graduation from university.

4)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the Purposes on NI 43-101.

5)

I am responsible for Section 14 of the technical report titled Technical Report for the Midas Mine and Mill, Elko County, Nevada, dated the31st day of March 2014, with an effective date of January 31, 2014 (the “Technical Report”).

6)	I last visited the Midas Property on May 14 - 17, 2012.

7)	I have not had prior involvement with the property that is the subject of the Technical Report.

8)	I am independent of the Issuer within the meaning of Section 1.5 of NI 43-101.

9)

I was paid a daily rate for engineering consulting services performed in evaluation of the Midas Mine and do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Midas area.

10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

DATED the 31st day of March 2014,

“Signed” Karl T. Swanson
AusIMM No. 304871
Karl T. Swanson, M.Eng., SME, MAusIMM	SME No. 4043076

PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
E:mail: karl.swanson@yahoo.com

Karl T. Swanson, SME
PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162 Email: karl.swanson@yahoo.com

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island Securities Office
Superintendent of Securities, Newfoundland and Labrador

I, Karl Swanson, SME, MAusIMM, do hereby consent to the public filing of the technical report titled Technical Report for the Midas Mine and Mill, Elko County, Nevada, dated the 31st day of March 2014, with an effective date of January 31, 2014 (the “Technical Report”) by Klondex Mines Ltd. (the “Company”) with the Canadian Securities Regulatory Authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Technical Report in the Annual Information Form of the Company dated March 31, 2014 (the “Written Disclosure”).

The undersigned certifies that he has read the Written Disclosure being filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which the undersigned is responsible.

DATED the 31st day of March 2014,

“Signed” Karl Swanson

Karl Swanson, SME, MAusIMM

PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
Email: karl.swanson@yahoo.com